SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [  ] No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    )

- Press Release dated April, 1 2004
- Press Release dated April 1, 2004
- Notice of Shareholders’ Meeting
- Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda
- Fact book 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco
Title: Company Secretary

Date: May 3, 2004

PRESS RELEASE

Settlement of the Sale of Snam Rete Gas S.p.A. Shares.

Eni has announced that it has settled today the sale to a purchaser of 177,000,000 ordinary shares of Snam Rete Gas.

The proceeds of such sale to Eni are approximately euro 650 million, or euro 3.673 per share.

Following the sale, Eni’s holding in Snam Rete Gas is approximately 50.07% of the share capital.

The securities referred to in this press release have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold into the United States absent registration or an applicable exemption from the registration requirements.

San Donato Milanese (Milan), 1 april 2004

PRESS RELEASE

Eni will focus its activities in Portugal on the gas sector, increasing its participation in Gas de Portugal to 49%.

Eni: agreement for the reorganisation of the gas sector signed with the Portuguese Government, EDP and REN

Eni, representatives of the Portuguese government, Electricidade de Portugal (EDP), Galpenergia, Parpublica and Red Electrica National (REN) signed in Lisbon the final agreements for the reorganisation of the company Galpenergia as part of the process underway to reorganise the Portuguese energy sector. The signing follows the preliminary agreement signed on 6 February 2004 by the Minister of the Economy, Carlos Tavares, the Minister of Finance, Manuela Ferreira Leite, and Eni’s Chief Executive Officer, Vittorio Mincato.

Under these agreements Eni will focus its activities in Portugal in the gas sector through a 49% shareholding in Gas de Portugal (currently owned indirectly through Galpenergia, in which Eni has a shareholding of 33.34%), and will exit from the refining and marketing sector of oil products.

Gas de Portugal will be owned jointly by Eni, EDP and REN, for an initial maximum period of 18 months; that is, from the date of transfer of the shares of Gas de Portugal and the separation and transfer to REN of the natural gas transport network in Portugal.

Gas de Portugal will subsequently be owned by Eni with a 49% shareholding and EDP with 51% with agreements that will ensure the joint management of GDP and the cooperation among partners.

The entire transaction involves a balance in cash which will be collected by Eni of 667 million euro.

The execution of the agreement is subject to the approval of the competent competition Authorities.

The agreements signed confirm Eni’s commitment for the cooperation of Eni in Portugal and reinforce the growth strategy in the gas sector abroad. Gas de Portugal has regasification capacity (around 5 billion cubic metres per year) at its Sines terminal in Portugal, the nearest entry point for the liquefied gas arriving from Nigeria and transport capacity (currently 3 billion euro per year) through the Trans-Maghreb gasline from Algeria. Eni’s petroleum products will continue to be distributed throughout the Iberian peninsula through Agip Espaňa.

San Donato Milanese (Milan), April 1, 2004

PRESS RELEASE

Eni: the Board designates the candidates of the majority list for the office of director and Statutory Auditor of Snam Rete Gas; Domenico Dispenza is appointed candidate for the chairmanship. Angelo Mario Taraborrelli has been appointed Chief Operating Officer of Eni Refining & Marketing Division.

Eni communicates that the Board of Directors has approved its list of candidates for the office of Director and Statutory Auditor of Snam Rete Gas.

The candidates for the office of director are Mr Domenico Dispenza (Chairman), Mr Carlo Grande, Mr Roberto Jaquinto, Mr Marco Mangiagalli and Mr Renato Roffi; the candidates for the office of effective Statutory Auditor are Mr Riccardo Perotta and Mr Sergio Galimberti.

Mr Domenico Dispenza has worked in the Eni Group for over 30 years, holding relevant positions both in Snam, where he became Chief Executive Officer and the Gas & Power Division of Eni, where he held the position of Deputy General Director.

Eni also communicates that Mr Angelo Mario Taraborrelli has been appointed Chief Operating Officer of Eni Refining & Marketing Division.

Mr Taraborrelli has been in the Eni Group for more than 30 years, holding important positions in major subsidiaries such as Snamprogetti, where he was Vice Chairman, AgipPetroli, where he was Chief Executive Officer and in the Refining & Marketing Division of Eni, where he was Deputy General Director.

The Board of Directors thanks Mr Salvatore Russo, who has been Chairman of Snam Rete Gas since its incorporation and previously Saipem, and Mr Gilberto Callera, who managed Eni Refining & Marketing Division during the important phase of integration of activities following the merger of AgipPetroli (of this company he was appointed Chief Executive Officer and Chairman) with Eni , for their work over their many years with Eni. Both leave the Group having reached the retirement age.

San Donato Milanese (Milan), april 14, 2004

NOTICE OF SHAREHOLDERS’ MEETING

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share capital euro 4,002,923,076.00 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS’ MEETING

Shareholders of Eni S.p.A. are hereby invited to attend the Ordinary Shareholders’ Meeting, which will be held in Rome, at the Company’s registered Office Piazzale Enrico Mattei, 1, on May 25, 2004 at 10:00 a.m. (CET) on first call and, if necessary, on May 28, 2004, on second call, at the same time and location and the Extraordinary Shareholders’ Meeting, which will be held in Rome, at the Company’s registered Office Piazzale Enrico Mattei, 1, on May 25, 2004 at 10:00 a.m. (CET) on first call and, if necessary, on May 26 and May 28, 2004, at the same time and location, on second and third call, respectively.

AGENDA

Ordinary part

1.	Eni S.p.A. Financial Statements at December 31, 2003, Eni Consolidated Financial Statements at December 31, 2003, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors.

2.	Allocation of net income.

3.	Purchase of Eni shares.

4.	Appointment of the Independent Auditors for the three-year period 2004-2006.

5.	Amendment to Article 2.1 of Eni S.p.A.’s Shareholders’ Meeting Regulation.

6.	Determination of the remuneration of the Directors.

Extraordinary part

1.	Amendments to Articles 2.1, 11.2, 12.2, 13, 16.1, 17.2, 17.3, 19.3 and 23 of Eni by-laws pursuant to the Legislative Decree No. 6 dated January 17, 2003.

2.	Amendments to Articles 17.3, 19.1 and 28.1 of Eni by-laws.

Admission to the Shareholders’ Meeting will be granted to the Shareholders who have requested the certification. In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form shall previously deliver said shares to a financial intermediary to be deposited with Monte Titoli S.p.A. (the Italian Securities Register Centre) and subsequently transformed into uncertificated form, pursuant to Article 51 of Consob Deliberation No. 11768 dated December 23, 1998, and ask the above-mentioned certification of attendance.

The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda and the related documentation will be deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange) at the Shareholders disposal from April 23, 2004 until the date of the Meeting.

Votes may be exercised also by mail pursuant to current legislation. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company or the following Depositaries: Banca IntesaBci S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Monte dei Paschi di Siena S.p.A., Banca di Roma S.p.A., Banca Fideuram S.p.A., Sofid Sim S.p.A., Citibank N. A. and JPMorgan Chase Bank.

In order to consider the votes by mail valid, envelopes containing the Vote by Mail Card, duly filled in and signed, and the Admission Ticket Card shall be received by Eni S.p.A. - Segreteria societaria, Piazzale Enrico Mattei, 1 - 00144 ROME, Italy not later than May 24, 2003, 10:00 a. m. (CET). The vote by mail must be exercised personally by the person entitled to vote.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing five ordinary shares issued by Eni S.p.A., who have deposited their ADRs with the JPMorgan Chase Bank by April 28, 2004 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to the JPMorgan Chase Bank.

In order to simplify controls of powers entitling the participation in the Shareholders’ Meeting, people who intend to participate to the Meeting as legal or voluntary representatives of Shareholders or other people entitled to take part in it are requested to deliver to Eni S.p.A.’s Corporate Secretary the deeds entitling them to said participation, by mail, also in copy, or by fax, at least two days before the date of the Meeting.

Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a specific request to Eni S.p.A.’s Corporate Secretary at least two days before the date of the Meeting.

Eni S.p.A.’s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 and fax number ++ 39 6 59822233.

The documentation regarding the Shareholders’ Meeting is available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free number.

The Chairman of the Board of Directors
          Mr. Roberto Poli

° ° ° °

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance of the start time of the Meeting itself. Registration for the Meeting will take place at the same location as the Meeting starting at 9:00 a.m. (CET).

REPORT ON THE PROPOSALS OF THE BOARD OF DIRECTORS ON THE ITEMS IN THE SHAREHOLDERS’ MEETING AGENDA

Eni S.p.A.

Ordinary Shareholders’ Meeting to be held on May 25 and May 28, 2004 on first and second call, respectively
Extraordinary Shareholders’ Meeting to be held on May 25, May 26 and May 28,2004 on first, second and third call, respectively

Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

ORDINARY PART

ITEM 1
ENI FINANCIAL STATEMENTS AT DECEMBER 31, 2003, CONSOLIDATED FINANCIAL
STATEMENTS AT DECEMBER 31, 2003, REPORT OF THE DIRECTORS ON THE COURSE
OF THE BUSINESS, REPORT OF THE BOARD OF STATUTORY AUDITORS AND REPORT OF
THE INDEPENDENT AUDITORS

To the Shareholders:

for the illustration of Eni Financial Statements please refer to Eni Annual Report 2003 deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

To the Shareholders:

You are invited to approve Eni S.p.A. Financial Statements at December 31, 2003, which disclose a net income of euro 2,849,767,834.03.

ITEM 2
ALLOCATION OF NET INCOME

To the Shareholders:

in consideration of Eni 2003 results and of the treasury shares owned, the Board of Directors proposes to:

–	allot the net income of euro 2,849,767,834.03 as follows:

•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital outstanding at the Shareholders’ Meeting date;

•	euro 355,414.40 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93; the amount corresponds to 3% of the allocation for the Financial Year 2003 of the employees termination indemnity to the staff social security fund;

•	to pay a dividend of 0.75 euro for each share outstanding on the ex dividend date, Eni treasury shares excluded. As a consequence of the tax legislation in force in

Italy as of January 1, 2004, notwithstanding the exceptions indicated below, dividends no longer entitle to a tax credit. Depending on the beneficiary, the dividend is either subject to a withholding tax or partially taxed. Dividends entitle to an ordinary tax credit, corresponding to 51.51% of 0.70 euro and a limited tax credit corresponding to 51.51% of 0.05 euro if paid to commercial entities resident of Italy, in particular to share capital companies during the financial year 2003;

•	allocate the amount left after the previous allotments to the Distributable Reserve;

–	pay dividends as from June 24, 2004, being the ex-dividend date June 21, 2004;

–	transfer from the “Disposable Reserve” to the “Reserve for anticipated amortisation pursuant to Article 67 of D.P.R. No. 917/86” euro 280,919,796.29, corresponding to the anticipated amortisation charged to the 2003 Financial Year.

To the Shareholders:

You are invited to approve the proposals of:

-	allocating the net income of euro 2,849,767,834.03 as follows:

•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital outstanding at the Shareholders’ Meeting date;

•	euro 355,414.40 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93 corresponding to 3% of the allocation for the Financial Year 2003 of the employees termination indemnity to the staff social security fund;

•	to pay a dividend of 0.75 euro for each share outstanding on the ex dividend date, Eni treasury shares excluded;

•	allocate the amount left after the previous allotments to the Distributable Reserve;

-	transferring from the “Disposable Reserve” to the “Reserve for anticipated amortisation pursuant to Article 67 of D.P.R. No. 917/86 euro 280,919,796.29, corresponding to the anticipated amortisation charged to the 2003 Financial Year;

-	paying dividends as from June 24, 2004, being the ex-dividend date June 21, 2004.

ITEM 3
PURCHASE OF ENI SHARES

To the Shareholders:

the Shareholders’ Meeting held on May 30, 2003 approved a new authorisation to purchase up to 400 million Eni ordinary shares, nominal value euro 1, within eighteen months as of the shareholders’ meeting date, or within November 30, 2004. The total amount wouldn’t have exceeded 5.4 billion euro and the purchase price wouldn’t have been lower than Eni share nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

The Board intends to continue the buy-back programme initiated in 2000 and therefore proposes to be authorised to continue it until November 30, 2005.

To the Shareholders:

You are invited to:
-	authorise the Board of Directors, pursuant to Article 2357, second Paragraph, of the Civil Code, to continue the purchase of Eni shares in compliance with the limits, terms and conditions resolved by the shareholders’ meeting on May 30, 2003;

-	resolve the use of the Reserve for the purchase of Eni shares implemented pursuant to Article 2357-ter, last Paragraph, of the Civil Code;

-	delegate any and all powers to the Managing Director to execute, directly or through attorneys-in-fact, any and all acts necessary to enforce such resolution.

ITEM 4
APPOINTMENT OF THE INDEPENDENT AUDITORS FOR THE THREE-YEAR
PERIOD 2004-2006

To the Shareholders:

the appointment of PricewaterhouseCoopers S.p.A. as Independent Auditors approved by the shareholders’ meeting held on June 1, 2001 will expire on the date of the shareholders’ meeting called to approve Eni S.p.A. Financial Statements at December 31, 2003.

The Board, on the basis of the selection of the offers presented by four different audit firms and in compliance with the current legislation, as the Board of Statutory Auditors has issued a positive evaluation on the proposal, proposes to the approval of the shareholders’ meeting the appointment of PricewaterhouseCoopers S.p.A. as Independent Auditors for the audit of Eni S.p.A. and Eni consolidated Financial Statements, the audit of the regularity of the accounting procedures applied by the Company and for the limited review of Eni half-year Report for the years 2004, 2005 and 2006. Further, as Eni shares are listed also on the New York Stock Exchange (NYSE), the Board proposes to commit to PricewaterhouseCoopers S.p.A., for the same period, the audit of the accounting data released in the U.S.A. to comply with SEC Regulations (“Form 20-F”) and of the accounting adjustments consequent to the application of U.S GAAP and the release of the audit report in English set forth in compliance with US GAAS.

The Board has selected the offer of PricewaterhouseCoopers S.p.A. on a qualitative and economic basis because of the specific technical experience of the firm in the audit of oil & gas international companies financial statements.

PriceWaterhouseCoopers’ offer includes other 262 Eni subsidiaries and total fees of euro 6.7 million (corresponding to 120,243 hours).

The Board of Directors of the following listed companies: Saipem, Snam Rete Gas and Società Azionaria per la Condotta di Acque Potabili will also propose to the respective Shareholders’ Meeting the offers presented by PriceWaterhouseCoopers approved autonomously by those Boards. Consequently it will be appointed Independent Auditor for these companies and their subsidiaries.

With the above mentioned appointments, PricewaterhouseCoopers audits companies whose consolidated activities and revenues represent about 98% of total activities and revenues of Eni Group.

PriceWaterhouseCoopers will also execute supplemental audit activities according to the terms and conditions set forth by Document no. 600 of the Italian Audit Principles; therefore PriceWaterhouseCoopers will assume the full responsibility of the audit executed by the minor audit firms appointed by Eni subsidiaries (representing about 2% of total activities and revenues of Eni Group). Consequently, PriceWaterhouseCoopers will assume in Eni Consolidated Financial Statements Audit, the role and responsibility of Sole Independent Auditor of Eni Group.

To the Shareholders:

You are invited to approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers S.p.A. as Independent Auditors for the three-year period 2004-2006 for:

-	the audit of Eni S.p.A. and Eni consolidated Financial Statements, pursuant to Article 159 of Legislative Decree dated February 24, 1998 No. 58;

-	the audit, to be executed in the course of the financial year, of the regularity of the accounting procedures applied by the Company and of the correct accounting representation of the business activities, pursuant to Article 155 of Legislative Decree dated February 24, 1998 No. 58;

-	the limited review of Eni half-year Report, pursuant to Consob Communication No. 97001574 dated February 20, 1997;

-	the audit of the accounting data released in the U.S.A. to comply with SEC Regulations (“Form 20-F”) and of the accounting adjustments consequent to the application of U.S GAAP and the release of the audit report in English set forth in compliance with US GAAS as Eni shares are listed on the NYSE.

The annual fee asked by PricewaterhouseCoopers S.p.A. for said activities totals euro 1.363.290,00. The tables below set forth a breakdown for activity (values are expressed in euro):

Eni S.p.A. Financial Statements Audit

				Fee
		Working
Professional Qualification	Units	Hours	Working Hours in %	Per Hour	Total
Partner	4	1,091	7	195	212,745.00
Manager	6	2,926	18	128	374,528.00
Senior	11	4,790	30	78	373,620.00
Staff	16	7,043	45	50	352,150.00
					1,313,043.00
Discount					-590,053.00

Total		15,850	100		722,990.00

Eni Consolidated Financial Statements Audit

				Fee
		Working
Professional Qualification	Units	Hours	Working Hours in %	Per Hour	Total
Partner	4	201	6	195	39,195.00
Manager	6	602	18	128	77,056.00
Senior	8	1,208	37	78	94,224.00
Staff	6	1,289	39	50	64,450.00
					274,925.00
Discount					-161,195.00

Total		3,300	100		113,730.00

Audit of the regularity of the accounting procedures

		Working		Fee
Professional Qualification	Units	Hours	Working Hours in %	Per Hour	Total
Partner	4	229	7	195	44,655.00
Manager	6	641	20	128	82,048.00
Senior	8	1,298	40	78	101,244.00
Staff	2	1,052	33	50	52,600.00
					280,547.00
Discount					-136,057.00

Total		3,220	100		144,490.00

Limited review of Eni half-year Report

		Working		Fee
Professional Qualification	Units	Hours	Working Hours in %	Per Hour	Total
Partner	4	259	7	195	50,505.00
Manager	6	769	21	128	98,432.00
Senior	4	1,555	42	78	121,290.00
Staff	6	1,097	30	50	54,850.00
					325,077.00
Discount					-164,777.00

Total		3,680	100		160,300.00

Audit for the correct use of US GAAP and other activities in compliance with SEC Regulations

		Working		Fee
Professional Qualification	Units	Hours	Working Hours in %	Per Hour	Total
Partner	2	386	10	195	75,270.00
Manager	2	1,168	30	128	149,504.00
Senior	2	1,802	46	78	140,556.00
Staff	1	534	14	50	26,700.00
					392,030.00
Discount					-170,250.00

Total		3,890	100		221,780.00

Summary

	Working	Fee
Activity	Hours	Per Hour	Total
Eni S.p.A. Financial Statements Audit	15,850	46	722,990.00
Eni Consolidated Financial Statements Audit	3,300	34	113,730.00
Audit of the regularity of the accounting procedures	3,220	45	144,490.00
Limited review of Eni half-year Report	3,680	44	160,300.00
Audit for the correct use of US GAAP and other activities in compliance with SEC Regulations	3,890	57	221,780.00

Total	29,940	46	1,363,290.00

The aforementioned fees refer only to services supplied by PricewaterhouseCoopers S.p.A. and have been determined pursuant to Consob Communication No. 96003556 dated April 18, 1996. Further, said fees are subject to an annual revision up to 80% of the increase exceeding 5% of ISTAT consumer-price index (“Index”), basis 100 the Index value on July 2003. The adjustment will be calculated with reference to the cumulated increase of the Index and applied to the contractual amounts.

Travel and living expenses shall be reimbursed separately on an arm length basis and limited to those activities performed at company locations where offices of the Independent Auditors are not present (at this end, San Donato Milanese is not considered a different location with respect to PriceWaterhouseCoopers office in Milan). Supervision contribution, owed by PricewaterhouseCoopers S.p.A. to Consob, will be reimbursed at cost and for an amount calculated on the basis of the fees paid for the Eni S.p.A. Financial Statements and Eni Consolidated Financial Statements audit.

The above mentioned fees may be adjusted only when exceptional or unforeseen circumstances arisen after the presentation of the offer require additional time and/or a different mix of professional profiles to be used. In the event actual cost accrued on the basis of hours and fees of personnel actually utilised should result lower than forecast, fees hereon will be reduced accordingly.

ITEM 5
AMENDMENT TO ARTICLE 2.1 OF ENI S.P.A.’S SHAREHOLDERS’ MEETING
REGULATION

To the Shareholders:

the Board of Directors proposes to amend Article 2.1 of Eni S.p.A.’s Shareholders’ Meeting Regulation regulating the intervention to the shareholders’ meetings, also in order to adequate its text to the amendment to the by-laws proposed in the Extraordinary part of this Report.

To the Shareholders:

You are invited to approve the amendment to Article 2.1 of Eni S.p.A.’s Shareholders’ Meeting Regulation in the text herein below together with the current text:

CURRENT TEXT	PROPOSED TEXT
1. Pursuant to Article 13 of Eni by-laws (the “by-laws”), attendance to the Meetings requires that all shares, including registred shares, be deposited at least five days prior to the date of the Meeting according to the provisions of the Notice of the shareholders’ meeting (the “Notice”).
1. Attendance to the meetings is disciplined by the provisions of the current legislation, Eni by-laws and the Notice of the shareholders’ meeting (the “Notice”).

ITEM 6
DETERMINATION OF THE REMUNERATION OF THE DIRECTORS

To the Shareholders:

the Shareholders’ Meeting held on May, 30 2002 set the Chairman’s and each Director’s annual remuneration. In particular it resolved that the fixed part of each Director’s annual remuneration comprised a fixed part of 68,000.00 euro and a variable part of 20,000.00 or 10,000.00 euro, being the amount to be paid determined in consideration of the ranking of Eni in respect of the other first seven international oil companies for market capitalisation. The above mentioned Shareholders’ Meeting resolved also the payment of 1,000.00 euro for the participation of the Board members to each meeting of the company bodies established in the by-laws and the reimbursement of the expenses incurred because of the office.

The Board, in consideration of the increased activity of the Board Members consequent to the merger of Agip Petroli S.p.A. with Eni and as Board Committees - Audit Committee, Compensation Committee and Oil & Gas Committee - members, in coherence with the provisions of the Code of Discipline for the Italian Listed Companies, proposes to the shareholders’ meeting: (i) increase the fixed part of the remuneration of each non executive Director from 68,000.00 to 100,000.00 euro, pursuant to the by-laws; (ii) pay euro 1,000.00 also for the participation of each Director to each meeting of the Committees made of Directors established by the Board of Directors and the reimbursement of the expenses incurred because of the office.

To the Shareholders:

You are invited to set the fixed part of the annual remuneration of each non executive Director to 100,000.00 euro, pursuant to the by-laws and pay euro 1,000.00 also for the participation of each Director to each meeting of the Committees made of

Directors established by the Board of Directors and the reimbursement of the expenses incurred because of the office.

EXTRAORDINARY PART

ITEM 1
AMENDMENTS TO ARTICLES 2.1, 11.2, 12.2, 13, 16.1, 17.2, 17.3, 19.3 AND 23 OF ENI
BY-LAWS PURSUANT TO THE LEGISLATIVE DECREE NO. 6
DATED JANUARY 17, 2003

To the Shareholders:

on January 1, 2004 the Legislative Decree No. 6, dated January 17, 2003, better known as “Vietti Reform” of the Italian companies law, as amended by the Legislative Decree No. 37 dated February 6, 2004, entered into force.

Therefore Eni By-laws is to be amended in order to take account of the above mentioned Reform.

The Board proposes to the shareholders’ meeting to amend Eni by-laws as follows:

-	to qualify the registered office according to the new wording of Article 2328, first Paragraph, number 2, of the Italian Civil Code and indicate in the by-laws only the town where the head office and the branches are located (article 2, first Paragraph);

-	to cancel the delegation of authority to the Board to issue bonds, having this matter become a competence of the board itself (Article 11, second Paragraph). By availing of this delegation, Eni Board of Directors has approved two bond issues totalling 2 billion euro;

-	to express in days the term within which the annual shareholders’ meeting is called (Article 12, second Paragraph);

-	to discipline the ways of announcing the calling of shareholders’ meetings (Article 13, first Paragraph);

-	to discipline the ways of intervention to the shareholders’ meetings (Article 13, new second Paragraph);

-	to specify that the shareholders’ meeting no longer resolves but authorises the transfer of the business, pursuant to Article 2364, first Paragraph, no. 5, of the Civil Code (Article 16, first Paragraph);

-	to express the duration in office of the board members in financial years and no more in years and to insert the indication that they lapse at the shareholders’ meeting when the financial statements of the last financial year of their office is approved (Articles 17, second Paragraph);

-	to make reference to the certification issued by an authorised financial intermediary in order to demonstrate the title of the number of shares necessary to present a list of candidates (Article 17, third Paragraph);

-	to cancel the reference to the faculty of two Directors of calling the shareholders’ meeting (Article 19, third Paragraph, second period);

-	to insert the duty of information of the Board members with respect to the operations in which they have an interest (Article 23, third Paragraph).

In order to enhance the efficiency of the operational activities of the Company, the Board of Directors proposes to the shareholders’ meeting to confer to the Board itself (Article 23, new second Paragraph) the faculty to resolve upon the following matters:

-	the merger and the proportional demerger of at least 90% directly owned subsidiaries;

-	the establishment and winding up of branches.

To the Shareholders:
-	you are invited to approve the amendments to Articles 2.1, 11.2, 12.2, 13, 16.1, 17.2, 17.3, 19.3 and 23 of Eni by-laws proposed by the Board of Directors in the text herein below together with the current text:

CURRENT TEXT		PROPOSED TEXT
ARTICLE 2		ARTICLE 2

2.1 The registered head office of the company is located at Piazzale Enrico Mattei 1, Rome, Italy. Eni S.p.A. branches are located in:		2.1 The registered head office of the company is located in Rome, Italy. Eni S.p.A. branches are located: two in San Donato Milanese (MI) and one in Gela (CL).

-	San Donato Milanese (MI) - Via Emilia, 1;

-	San Donato Milanese (MI) - Piazza Ezio Vanoni, 1;

-	Gela (CL) - Strada Provinciale, 82.

ARTICLE 11		ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.		11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

11.2 Pursuant to Article 2420-ter of the Civil Code, the Board of Directors may issue bonds, in one or more times and in one or more tranches, including bonds convertible into shares issued by Eni S.p.A. controlled subsidiaries and/or warrant bonds to purchase or subscribe shares of Eni S.p.A. controlled subsidiaries, up to the amount corresponding to the counter-value of euro 4,000,000,000 (four billion). Bonds may be issued for a period of five years commencing as of May 30, 2002.

The Board of Directors is empowered to adopt any act, included but not limited to the fixing of yield, duration and the regulation of the issues.		11.2 Cancelled

CURRENT TEXT	PROPOSED TEXT
ARTICLE 12	ARTICLE 12

12.2 Ordinary meetings must be called at least once a year to approve the financial statements, within six months of the end of the business year, also considering the holding and financial nature of the company’s activity conducted pursuant to Article 4 of these by-laws.	12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

CURRENT TEXT	PROPOSED TEXT
ARTICLE 13

13.1 Attendance to the Meeting requires that all shares, including registered shares, be deposited in advance in compliance with the law and as set forth in the notice of the Meeting, that must be published also in compliance with the rules in force regulating the exercise of the vote by mail.	ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 16 16.1 The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and on the transfer of the business.	ARTICLE 16 16.1 The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

ARTICLE 17	ARTICLE 17

17.2 The Board of Directors is appointed for a period of up to three years and may be reappointed pursuant to Article 2383 of the Civil Code.	17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3	17.3

Omission	Omission

In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the admission tickets issued by the depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting.	In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting.

Omission	Omission

ARTICLE 19

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request. In this case, if the Board of Directors’ meeting is not called within 15 days, or if no resolution can be taken because there is not a quorum or the Meeting	ARTICLE 19

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

CURRENT TEXT	PROPOSED TEXT
is not held within thirty days, such decision must be put to the shareholders’ meeting, should such request be made by at least two Board members or by one if the Board consists of three members. The shareholders’ meeting will be called promptly by the Board of Directors or, failing that, by the Board of Statutory Auditors.

ARTICLE 23	ARTICLE 23

23.2 The Board of Directors is allowed to resolve on the following matters:

• the merger and the demerger of at least 90% directly owned subsidiaries;

• the establishment and winding up of branches.

23.2 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing potential conflicts of interest.	23.3 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

-	delegate any and all powers to the Chairman and the Managing Director, each of them severally acting, to execute, directly or through attorneys-in-fact, said resolution and provide, if necessary and possible pursuant to the current legislation, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register.

ITEM 2
AMENDMENTS TO ARTICLES 17.3, 19.1 AND 28.1 OF ENI BY-LAWS

To the Shareholders:

the Board proposes to the shareholders’ meeting the following further amendments to the by-laws:

-	the impossibility for subsidiaries or controlling companies of the Shareholder who presents a list of candidates to the office of Board members to present a different list, in order to assure an effective presence of the minority shareholders in the Company’s bodies (Article 17, third Paragraph);

-	the possibility of holding the Board meetings in teleconference other than videoconference (Article 19, first Paragraph);

-	the inclusion of the offices of supervisory board member, as set forth in the dualistic model, and of audit committee member, as set forth in the monistic model, in the calculation of the maximum number of offices in control bodies of other companies that Eni board of statutory auditors members may hold not to be dismissed (Article 28, first Paragraph, last period).

To the Shareholders:

you are invited to:

-	approve the amendments to Articles 17.3, 19.1 and 28.1 of Eni by-laws proposed by the Board of Directors in the text herein below together with the current text:

CURRENT TEXT	PROPOSED TEXT
ARTICLE 17.3	ARTICLE 17.3

Omission	Omission

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible.	Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible.

ARTICLE 19.1	ARTICLE 19.1

The Board of Directors’ meetings may be held by videoconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.
The Board of Directors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

CURRENT TEXT	PROPOSED TEXT
ARTICLE 28.1	ARTICLE 28.1

Omission	Omission
Those who are already appointed effective auditor in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.
Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

-	delegate any and all powers to the Chairman and the Managing Director, each of them severally acting, to execute, directly or through attorneys-in-fact, said resolution and provide, if necessary and possible pursuant to the current legislation, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register.

The Chairman of the Board of Directors

Mr. Roberto Poli

Fact Book
2003

Fact Book
2003

Eni’s Fact Book is a supplement to Eni’s 2003 Annual Report and intends to provide supplemental economic and operating information. It contains forward-looking statements about return on capital employed, capital expenditure, project implementation, production and sales growth. These statements are based on current information, industrial plans and expectations. Actual results may differ materially, and plans and expectations could change, depending on a variety of factors. These factors could include: changes in the demand for, supply of, and market prices of crude oil, natural gas and refined products; changes in refining margins and marketing margins; success in partnering, in implementing projects and internal plans; reliability of operating facilities and external services; effects of regulations of the hydrocarbon and electricity generation industries as well as environmental regulations; success of commercial negotiations; and political events.

April 30, 2004

contents

	5	Activities
	6	Integration
	7	Main data
Exploration & Production	10	Overview
	13	Production
	25	Exploration areas
	29	Development projects
	36	Main data
Gas & Power	40	Natural gas overview
	42	The Italian Natural Gas System
	50	Iniziative di sviluppo
	53	Power generation overview
	54	Main data
Refining & Marketing	56	Overview
	58	Refining
	60	Logistics
	61	Marketing
	64	Other businesses
	65	Main data
Oilfield Services Construction	68	Oilfield Services
and Engineering	76	Engineering
New technologies	79	Overview
Tables	83	Financial data
	90	Employees
	91	Supplemental oil and gas information
	109	Energy conversion table
	110	Quarterly information
Abbreviations	bbls	barrels
	bbls/d	barrels/day
	bn	billion
	boe	barrels of oil equivalent
	boe/d	barrels of oil equivalent/day
	cm	cubic meters
	d	day
	EPC	Engineering Procurement Construction
	EPIC	Engineering Procurement Installation Construction
	FEED	Front End Engineering Design
	FPSO	Floating Production Storage and Offloading System
	GWh	gigawatthour
	km	kilometers
	ktoe	thousand tons of oil equivalent
	LNG	liquefied natural gas
	mn	million
	no.	number
	PCA	Production Concession Agreement
	PMC	Project Management Consultant
	PSA	Production Sharing Agreement
	th	thousand
	ton	metric ton
	TWh	terawatthour
	y	year

Eni

With a market capitalization amounting to over euro 65 billion as of April 20, 2004, Eni is one of the most important integrated energy companies in the world which operates in the oil and gas industry, power generation and oilfield services, construction and engineering. In these businesses it has a strong edge and leading international market positions.

STRATEGIES

     ■ Develop core business activities; in particular: maintain strong hydrocarbon production growth by internal lines while continuing portfolio rationalization and focusing on reserve replacement

     Expand sales on European markets and maintain sale levels in Italy, leveraging on the increase in demand and the expansion of power generation capacity; complete the restructuring of the Italian fuel distribution network and develop in selected areas in Europe; increase the efficiency and flexibility of the refining system

     ■ Pursue the integration of core activities in order to support Eni’s international growth and improve its competitive position

     ■ Continue to focus on core business

     ■ Intensify efficiency and efficacy improvement programs

     ■ Maximize return for shareholders by selecting capital expenditure and maintaining strict financial discipline

Eni intends to maintain strong hydrocarbon production growth by developing on internal lines and continuing its program of rationalisation of its asset portfolio aimed at increasing its value by focusing on strategic areas with sound growth potential and leaving marginal ones. Special attention will be paid to reserve replacement in order to support long-term growth.

In gas activities Eni intends to expand sales on European markets and to maintain sale levels in Italy leveraging on expected natural gas demand growth, the development of integrated gas-electricity supply and the completion in time of the plan of expansion of power generation capacity in its industrial sites. Key growth targets set for 2007 are the following: (i) daily hydrocarbon production of about 1.9 million boe corresponding to a 5% average annual increase in the 2003-2007 period (net of the effects of portfolio rationalization); (ii) the sale of 44 billion cubic meters of gas in European markets; (iii) the reaching of an installed power generation capacity of about 5.3 gigawatts by 2006.

In downstream oil Eni intends to complete the upgrading of its distribution network in Italy and develop/consolidate its presence in selected areas in Europe where it can leverage on operating synergies and a well established brand. In refining Eni will continue to pursue high levels of efficiency and flexibility and the development of high quality fuels anticipating the environmental requirements of new European regulations. In oilfield services, construction and engineering activities Eni intends to concentrate its presence in the strategic segment of large projects for the development of offshore hydrocarbon reserves and construction of industrial plants and infrastructure based on the application of technologies for hydrocarbon production, treatment and transmission and natural gas and heavy crudes upgrading.

Eni intends to reduce capital employed in non core businesses and to pursue the integration among its core activities in order to support international growth by means of integrated projects and to improve its competitive positioning. Eni will continue to improve operational efficiency and efficacy targeting cost savings of about euro 3.4 billion at 2006 (over 65% of which already achieved in the 1999-2003 period).

Strong attention will be devoted to R&D, the key factor for the future development of the oil industry. Financial resources dedicated to this activity will be increased significantly; in addition, expenditure will be more and more focused on those strategic projects through which Eni can achieve competitive advantages in the medium to long-term, in particular in the areas of exploration and recovery of hydrocarbons and of upgrading of heavy crudes and natural gas.

Eni intends to pursue its growth strategy by implementing a four year capital expenditure plan of euro 25.5 billion, about 90% of which will be concentrated in the Exploration & Production, Gas & Power and Refining & Marketing segments. Cash flow from operations will allow to satisfy financial requirements related to new capital expenditure and the payment of dividends, assuming an average Brent price of 16 dollars/barrel in the 2004-2007 period in real terms (base year 2000) and a dollar/euro exchange rate at parity.

4

ENI FACT BOOK 2003
ENI

activities

exploration & production

Eni is engaged in exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico and Australia. It is also engaged in areas with great development potential such as the Caspian Sea, the Middle and Far East and Latin America. In 2003, Eni produced 1,562,000 boe per day and, at December 31, 2003, it reached estimated proved reserves of 7.272 billion boe with a life index of 12.7 years.

gas & power

Eni is engaged in natural gas supply, transmission, distribution and sale. In 2003, sales of natural gas (including volumes consumed in operations) totaled 71.5 billion cubic meters. Eni’s gas pipeline network is about 30,000-kilometer long in Italy, while outside Italy Eni holds transmission rights on about 3,800 kilometers of pipelines. In 2003, Eni transported 76.4 billion cubic meters of natural gas on the Italian network, of which 25 billion on behalf of third parties. Through EniPower, Eni operates in electricity generation and sale with a total installed capacity of about 1.9 gigawatts. In 2003 Eni sold about 8.7 terawatthours of electricity (of which about 5.6 of produced electricity), corresponding to about 3% of the Italian domestic market, and 9.3 million tonnes of steam.

refining & marketing

Eni is engaged in the refining and marketing of refined products mainly in Italy, the rest of Europe and Latin America. Through its Agip and IP brands, Eni is leader in the retail market in Italy, with a 36.6% market share. In 2003, sales of refined products totaled 49.9 million tonnes, of which 30.6 millions in Italy. At December 31, 2003 the balanced refining capacity of Eni’s wholly-owned refineries amounted to 504,000 barrels per day.

oilfield services construction and engineering

Eni through Saipem (Eni’s interest 43%) is one of the world leaders in the construction of large offshore projects for the oil industry and in subsea pipelaying and construction of production platforms. Eni owns and operates a fleet of world class marine service vessels, able to drill wells 10,000 meters deep in water depths of up to 3,000 meters and to lay pipelines in water depths up to over 3,000 meters. Eni through Snamprogetti (Eni’s interest 100%) is one of the world’s largest operators in the construction of plants for the oil and petrochemical industries based on advanced operating and technological knowhow in particular in hydrocarbon production, treatment and transmission as well as natural gas and heavy crudes upgrading.

5

ENI FACT BOOK 2003
ACTIVITIES

integration

Eni’s business portfolio is characterized by a strong vertical integration, which guarantees greater stability in short-term results and allows for efficient long-term planning.

This advantage is essential in the uncertain scenario of international oil prices and reduces the impact of price volatility on Eni’s results.

6

ENI FACT BOOK 2003
INTEGRATION

main data

Key financial data	(million €)

			1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations			27,310	25,740	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487
Operating income (1)			2,950	3,839	5,316	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517
Exploration & Production			1,536	1,924	2,094	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746
Gas & Power			1,605	1,606	1,073	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627
Refining & Marketing			553	316	456	214	578	730	478	986	985	321	583
Petrochemicals			(406)	187	1,042	101	187	—	(362)	4	(415)	(126)	(176)
Oilfield Services Construction and Engineering			161	129	144	159	169	198	149	144	255	298	311
Other activities												(201)	(279)
Corporate and financial companies			(315)	(136)	(118)	(98)	(138)	(168)	(199)	(143)	(168)	(209)	(295)
Activities to be divested			(184)	(187)	(5)	(52)	(53)	(57)
Net income			125	1,659	2,235	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585
Net cash flow provided by operating activities			4,164	4,454	6,595	5,029	6,515	6,864	8,248	10,583	8,084	10,578	10,827
Capital expenditure and investments			5,251	3,773	3,977	4,362	5,589	5,565	5,597	9,815	11,270	9,414	13,057
Capital expenditure			5,064	3,523	3,680	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802
Investments			187	250	297	167	193	437	114	4,384	4,664	1,366	4,255
Shareholders’ equity including minority interests			9,170	10,939	12,779	13,969	16,244	17,390	19,749	24,073	29,189	28,351	28,318
Net borrowings			16,605	14,062	10,789	9,559	8,050	7,070	6,267	7,742	10,104	11,141	13,543
Net capital employed			25,775	25,001	23,568	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861
Exploration & Production			6,157	5,504	4,903	5,554	6,469	6,862	9,279	12,646	18,252	17,318	17,340
Gas & Power			7,372	7,996	8,191	8,121	8,518	8,289	8,481	10,721	12,777	12,488	15,617
Refining & Marketing			3,857	4,682	4,705	4,249	4,071	4,186	4,028	4,563	4,476	5,093	5,089
Petrochemicals			5,645	4,963	4,150	3,504	3,099	2,956	2,604	2,581	1,075	2,130	1,821
Oilfield Services Construction and Engineering			200	(57)	(246)	(63)	195	392	1,103	1,395	1,635	2,335	2,119
Other activities			2,544	1,913	1,865	2,163	1,942	1,775	521	(91)	1,078	128	(125)
Return On Average Capital Employed (ROACE)	(	%)	3.7	8.8	11.5	11.4	12.2	10.7	12.5	21.5	23.9	13.7	15.6
Debt to equity ratio			1.81	1.29	0.84	0.68	0.5	0.41	0.32	0.32	0.35	0.39	0.48

(1)	For the segment breakdown see note to the table “Net sales from operations” on page 85.

Key market indicators

			1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Average price of Brent dated crude oil (1)			17.00	15.82	17.04	20.67	19.10	12.74	17.87	28.39	24.46	24.98	28.84
Average EUR/USD exchange rate			1.232	1.201	1.189	1.255	1.137	1.115	1.067	0.924	0.896	0.946	1.131
Average price in euro of Brent dated crude oil (2)			13.89	13.17	14.33	16.47	16.80	11.43	16.75	30.73	27.30	26.41	25.50
Average European refining margin (3)			2.58	1.74	1.18	1.52	1.86	1.99	1.21	3.99	1.97	0.80	2.65
Euribor — three-month euro rate	(	%)	10.3	8.6	10.3	8.8	6.9	5.0	3.0	4.4	4.3	3.3	2.3

(1)	In US dollars per barrel. Source: Platt’s Oilgram.

(2)	Eni calculation.

(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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ENI FACT BOOK 2003
MAIN DATA

Key operating data

		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production
Proved reserves of hydrocarbons at period end	(mn boe)	4,175	4,224	4,318	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272
Reserve life index	(y)	12.8	12.4	11.9	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7
Daily production of hydrocarbons	(th boe/d)	901	941	982	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562
Gas & Power
Sales of natural gas to third parties in primary distribution	(bn cm)	48.65	47.43	52.55	53.23	53.14	55.69	60.24	61.25	61.96	60.44	65.12
Natural gas consumed by Eni	(bn cm)										2.02	1.90
Sales of natural gas in secondary distribution outside Italy	(bn cm)				2.80	2.79	2.73	2.67	3.48	3.91	3.79	4.44
Sales of natural gas to third parties and natural gas consumed by Eni	(bn cm)	48.65	47.43	52.55	56.03	55.93	58.42	62.91	64.73	65.87	66.25	71.46
Natural gas transported on behalf of third parties in Italy	(bn cm)	1.28	1.32	1.48	2.42	4.35	6.07	6.90	9.45	11.41	19.84	24.63
Electricity production sold	(TWh)								4.77	4.99	5.0	5.55
Refining & Marketing
Products available from processing	(mn ton)	33.70	40.50	38.10	37.80	36.40	40.10	38.31	38.89	37.78	35.55	33.52
Balanced capacity of wholly-owned refineries at period end	(th bbl/d)	824	824	824	664	664	664	664	664	664	504	504
Utilization rate of balanced capacity of wholly-owned refineries	( %)	90	89	86	87	94	103	96	99	97	99	100
Sales of refined products	(mn ton)	53.10	52.30	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.02	49.91
Service stations at period end (in Italy and outside Italy)	(units)	13,705	13,699	13,574	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647
Average throughput per service station (in Italy and outside Italy)	(th liters/y)	1,399	1,402	1,431	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771
Oilfield Services Construction and Engineering
Orders acquired	(mn euro)	1,586	2,710	2,616	2,965	3,865	3,248	2,600	4,726	3,716	7,852	5,876
Order backlog at period end	(mn euro)	2,598	3,471	4,035	4,374	5,180	4,934	4,439	6,638	6,937	10,065	9,405
Employees at period end	(units)	108,556	91,544	86,422	83,424	80,178	78,906	72,023	69,969	72,405	80,655	76,521

Share data

			1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net income (1)	(euro)		0.03	0.41	0.56	0.57	0.66	0.58	0.71	1.44	1.98	1.20	1.48
Dividend	(euro)			0.121	0.222	0.248	0.289	0.310	0.362	0.424	0.750	0.750	0.750
Dividends paid (2)	(mn euro)			483	890	992	1,157	1,239	1,446	1,664	2,876	2,833	2,829
Cash flow	(euro)		1.04	1.11	1.65	1.26	1.63	1.72	2.06	2.65	2.07	2.76	2.87
Dividend yield (3)	(	%)			4.0	3.1	2.8	2.9	3.4	3.2	5.6	5.2	5.1
Net income per ADS (4)	(US dollar)		0.18	2.48	3.41	3.65	3.60	3.40	3.61	6.79	8.82	6.29	9.31
Dividend per ADS (4)	(US dollar)			0.71	1.40	1.43	1.58	1.61	1.70	1.81	3.71	4.29	4.72
Cash flow per ADS (4)	(US dollar)		5.87	6.65	10.06	7.98	8.88	10.04	10.41	12.45	9.20	14.49	18.05
Dividend yield per ADS (3)	(	%)			4.2	2.8	2.8	2.6	3.2	3.0	6.2	5.8	5.2
Pay-out	(	%)		29.1	39.8	43.1	43.8	53.2	50.6	28.8	37.0	62.0	51.0
Number of shares at December 31 representing share capital	(1	06)	3,999.6	3,999.6	3,999.6	3,999.6	3,999.6	4,000.1	4,001.1	4,001.1	4,001.3	4,001.8	4,002.9
Average number of shares outstanding in the year (5)	(1	06)	3,999.6	3,999.6	3,999.6	3,999.6	3,999.6	4,000.1	4,001.3	3,995.1	3,911.9	3,826.9	3,778.4

(1)	Calculated on the average number of Eni SpA shares outstanding during the year.

(2)	Per fiscal year. 2003 data are estimated.

(3)	Ratio between dividend of the year and average share price in December.

(4)	One ADS represents 5 shares. Net income, dividend and cash flow were converted at the Noon Buying Rate of December 31. Dividends of 1994-2002 were converted at the Noon Buying Rate of the pay-out date.

(5)	Calculated by excluding own shares in portfolio.

8

ENI FACT BOOK 2003
MAIN DATA

Share information

		1995(1)	1996	1997	1998	1999	2000	2001	2002	2003
Share price - Milan Stock Exchange
High	(euro)	5.78	8.33	11.36	13.80	12.60	14.50	15.60	17.15	15.75
Low	(euro)	5.09	5.67	8.06	9.19	10.18	9.54	11.56	12.94	11.88
Average	(euro)	5.47	7.05	9.79	11.28	11.40	11.78	14.10	15.29	13.64
End of period	(euro)	5.72	8.06	10.43	11.21	10.88	13.64	14.05	15.15	14.96
ADS price (2) - New York Stock Exchange
High	(US dollar)	34.38	53.00	63.13	73.50	69.00	64.88	69.70	82.11	94.98
Low	(US dollar)	30.88	34.38	48.13	50.50	52.38	46.56	52.50	60.90	66.15
Average	(US dollar)	32.85	44.16	55.62	63.04	60.94	54.18	63.22	72.20	77.44
End of period	(US dollar)	34.25	51.63	57.06	67.75	55.13	64.31	61.96	78.49	94.98
Average daily exchanged shares	(mn share)	6.9	5.9	7.9	11.1	12.3	17.3	17.4	19.4	22.0
Value	(mn euro)	38.3	42.7	78.8	126.0	141.0	203.9	245.0	295.4	298.5

(1)	From November 28 to December 31.

(2)	Each ADS represents 5 shares.

Data on Eni share placements

		1995	1996	1997	1998	2001
Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of shares placed	(106)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(106)		1.9	15.0	24.4	39.6
Percentage of share capital (1)	(%)	15.04	16.18	18.20	15.19	5.00
Proceeds	(mn euro)	3,254	4,596	6,869	6,714	2,721

(1)	Refers to share capital at December 31, 2003.

Methodological note: On June 1, 2001 Eni Shareholders’ Meeting resolved to convert the nominal value of Eni shares into euro and to group two shares of nominal value 0.5 euro into one share with nominal value one euro. In order to make an homogeneous comparison possible, data presented in the “Share data”, “Share Information” and “Data on Eni Share Placements” tables were calculated assuming that the above mentioned grouping occurred starting from the first year of each table.

9

ENI FACT BOOK 2003
MAIN DATA

exploration & production

STRATEGIES

■ Maintain strong production growth

■ Focus on reserve replacement

■ Develop frontier areas pursuing long-term value creation

■ Rationalize asset portfolio

■ Select exploration expenditure

■ Continue to pursue efficiency improvement

Eni operates in the exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea and the Gulf of Mexico. It also operates in areas with great exploration and production potential such as the Caspian Sea, Australia, the Middle and Far East and Latin America. In 2003, Eni produced 1,562,000 boe per day and, at December 31, 2003, it reached estimated proved reserves of 7,272 million boe. Eni is pursuing an aggressive production growth strategy aimed at achieving a daily production target of about 1.9 million boe by 2007, which corresponds to an average annual growth rate of 5% over the next four years. Production growth will be pursued by developing in areas where Eni has a consolidated presence and through the start-up of important projects in Libya, Angola, Nigeria, Iran and Kazakhstan. Eni intends to continue the rationalization of its asset portfolio, started after the purchase of British-Borneo and Lasmo, in order to increase its value by focusing on strategic areas with the highest growth potential and leaving marginal areas with limited development prospects. Exploration efforts will be selected by concentrating in areas with high mineral potential. In 2003, beside the successful continuation of exploration activities in the northern Caspian Sea, Eni made interesting discoveries in Italy, Angola, Nigeria, the North Sea, Indonesia, Algeria, Tunisia, Pakistan and the Gulf of Mexico.

Eni will continue to improve its performance by searching for operating solutions with lower operating costs and synergies.

10

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION

MAIN RESULTS

     In 2003 hydrocarbon production reached the record level of 1.56 million boe/day with a 6.1% increase. Eni intends to maintain a strong production growth in the near future leveraging on the development of assets in portfolio and targeting about 1.9 million boe/day in 2007, equal to an annual average growth rate of 5%

     Eni’s proved hydrocarbon reserves reached 7,272 million boe with a replacement rate of 142% (118% excluding the effects of purchase and sale of property). In the medium term production growth and reserve replacement will be supported by the relevant mineral potential of Eni’s assets located in core areas of North and West Africa with the contribution of new fields in Australasia and higher oil production in Italy. The average reserve life index was 12.7 years

     Among the major start-ups of 2003 are: the Abo oil field (Eni operator with a 50.19% interest) offshore Nigeria; the Balal (Eni’s interest 38.25%) and Darquain (Eni operator with a 60% interest) oil fields in Iran; the Woollybutt oil field (Eni operator with a 65% interest) offshore Australia; the Bhit (Eni operator with a 40% interest) and Sawan (Eni’s interest 23.68%) gas fields in Pakistan; the Ourhoud (Eni’s interest 4.59%) and ROM Est (Eni operator with a 50% interest) oil fields in Algeria; the gas and condensate Mikkel field (Eni’s interest 14.9%) offshore Norway; the Medusa gas field (Eni’s interest 25%) in the Gulf of Mexico; the Xikomba oil field (Eni’s interest 20%) offshore Angola

     Within the North Caspian Sea PSA (Eni is single operator with a 16.67% interest) the importance of the Kashagan oil field discovery in the Kazakh offshore of the Caspian Sea was confirmed by the appraisal activities performed in the area. The field’s recoverable reserves, estimated at 13 billion barrels by employing gas reinjection techniques, make Kashagan the world’s most relevant oil discovery of the past thirty years. Production is expected to start in 2008. Appraisal activities of the field and the survey of the area under contract continued successfully in 2003 with the drilling of the fourth and fifth commitment wells out of six wells planned. At the beginning of the winter work on the sixth and last commitment well, which already reached its final depth, was suspended and is going to be completed in the first half of 2004

     In Saudi Arabia, an exploration licence for the extraction of natural gas in the so called C area covering about 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates was awarded to a consortium formed by Eni with an international oil company and Saudi Aramco (Eni operator with a 50% interest). The project marks Eni’s return to upstream activities in this country where it had operated in the early 1970s

     In Kazakhstan, within the development of the Karachaganak field (Eni co-operator with a 32.5% interest), a condensate treatment plant (Karachaganak Processing Complex - KPC) with a 150,000 barrels/day capacity and transmission infrastructure for the export of liquids produced to western markets were started-up. The latter consist mainly of a 635-kilometer long pipeline with a 24 inch diameter linking the Karachaganak field to Atyrau, point of connection with the Caspian Pipeline Consortium pipeline in which Eni holds transportation rights up to 65,000 barrels/day. In 2004, these new production facilities and transmission infrastructure will lead to an increase in Eni’s share of daily production of liquids to about 65,000 boe

     In Libya, the joint development (Eni’s interest 50%) of the natural gas, oil and condensate fields of

11

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION MAIN RESULTS

Wafa, located in onshore permit NC-169 A and Bahr Essalam, located in the NC-41 offshore permit, with recoverable reserves amounting to approximately 950 million boe net to Eni, is underway. Within the onshore development, over 80% of the planned development wells were drilled: within the offshore development, the Sabratha platform and its infrastructure as well as the Mellitah treatment plant are under construction. The Wafa field is expected to start production in the fourth quarter of 2004 at an initial level of 65,000 boe/day net to Eni. The Bahr Essalam field is expected to start production in June 2005 at an initial level of 61,000 boe/day net to Eni

     In Angola in Block 15 (Eni’s interest 20%) development activities of the A and B phases continued in the Kizomba area. Phase A is finalized to starting production at the Hungo and Chocalho fields with recoverable reserves of 1 billion barrels (145 million net to Eni). Production is expected to start in the second half of 2004. Peak production of 39,000 boe/day net to Eni is expected in 2006. In phase B, concerning the development and start-up of production of the Kissanje and Dikanza fields, with recoverable reserves of 910 million barrels (141 million barrels net to Eni), four EPC contracts were awarded for the completion of the project. Production start-up is scheduled for 2006

     Eni was awarded five exploration licences: (i)two in Egypt as operator, Ras el Ush and South Ferain located in the Gulf of Suez (Eni’s interests 75 and 70%, respectively); (ii) two in Norway in Blocks 34/12 and 35/10 (Eni’s interest 60%) and in Block 31/4 East of Brage (Eni’s interest 12.26%); (iii) one in Pakistan as operator (Eni’s interest 92.5%) in Block 2667-6 located in the provinces of Dadu and Balochistan. Eni is waiting for the Egyptian Parliament to confirm the conferral of licences in Blocks 24 and 26 Offshore Mediterranean and Block 10 Western Desert

     A total of 105 new exploratory wells were drilled (43 of which represented Eni’s share). Overall success rate was 46.7% (45.7% representing Eni’s share)

     Streamlining measures and synergies obtained through the integration of purchased companies allowed for cost reductions amounting to about euro 240 million

Main financial data	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations	5,664	6,578	6,897	5,206	6,840	12,308	13,960	12,877	12,746
Operating income	2,094	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746
Exploration expenditure	396	555	677	755	636	811	757	902	635
Acquisition of proved and unproved properties	5	292	95	103	752	416	67	317	31
Development costs and capital goods	1,184	816	1,550	2,024	1,880	2,312	3,452	4,396	5,015
Investments	24	0	0	0	10	2,511	4,149	31	1,076

Main operating data

		1995	1996	1997	1998	1999	2000	2001	2002	2003
Proved hydrocarbon reserves	(mn boe)	4,318	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272
oil and condensates	(mn bbls)	2,402	2,484	2,844	2,881	3,137	3,422	3,948	3,783	4,138
natural gas	(mn boe)	1,916	2,191	2,229	2,374	2,397	2,586	2,981	3,247	3,134
Daily hydrocarbon production	(th boe/d)	982	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562
oil and condensates	(th bbls/d)	612	614	646	653	674	748	857	921	981
natural gas	(th boe/d)	370	370	375	385	390	439	512	551	581
Reserve life index	(years)	11.9	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7

12

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION MAIN RESULTS

production

Italy

In 2003, Eni’s hydrocarbon production in Italy totaled 300,000 boe/day and represented 19% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Po Valley, the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore. Natural gas production totaled 216,000 boe/day and represented approximately 72% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Porto Garibaldi/Agostino, Angela/Angelina, Cervia/Arianna and Porto Corsini Mare Ovest which collectively accounted for 43.5% of Eni’s natural gas production in Italy in 2003) and in the Ionian Sea (Luna, which accounted for 8.2%). In early 2005 the Tea, Arnica and Lavanda gas wells, located 60 kilometers off the Adriatic coast are expected to start production at the final level of 0.73 million cubic meters/day (about 5,000 boe/day) net to Eni.

Daily production of oil in Italy totaled 84,000 barrels. Eni’s three major fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Aquila in the southern Adriatic offshore, represented 73.6% of Eni’s total oil production in Italy in 2003. Other oil fields are Rospo in the Adriatic Sea, Vega offshore southern Sicily, Gela and Ragusa in Sicily.

In Val d’Agri development activities continued (see “Development Projects” below).

Within its portfolio rationalization process Eni defined the sale of the entire capital of Stargas SpA (Eni’s interest 100%), the company to which the assets in exploration and production of natural gas of Società Petrolifera Italiana pA (Eni’s interest 99%) were transferred. In 2003 Stargas production amounted to about 5,000 boe/day, consisting mainly of natural gas.

In the medium term, the achievement of full production of the Val d’Agri fields and the development initiatives in natural gas will partly offset declines of mature fields.

13

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

North Africa

Egypt

Eni has been present in Egypt since 1954 and is the leading international operator. In 2003, fields operated by Eni with a production of 480,000 boe/day accounted for 37% of Egypt’s total annual hydrocarbon production.

In 2003 oil and condensate production amounted to 92,000 barrels/day net to Eni and came mainly from the Eni operated Belayim and Ashrafi fields in the Gulf of Suez and from the Melehia field located in the Western Desert.

In 2003, natural gas daily production amounted to 95,000 boe net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta, onshore the Abu Madi and el Qar’a fields and in the Mediterranean offshore, the el Temsah, North Port Said (the former Port Fouad), Darfeel and Baltim fields. In early 2004 the Nouras field in the North Port Said concession was started up with initial production of 7,000 boe/day net to Eni. Development activities are ongoing for the North Port Said, Baltim and el Temsah reserves.

In the medium term the increase in gas production, while offsetting the natural decline of mature oil producing fields, will allow to increase production over the present 187,000 boe/day net to Eni.

Libya

Eni started operations in Libya in 1959 and is one of the leading international operators, with oil fields operated by Eni accounting for approximately 12% of Libya’s annual oil production. Eni’s principal producing interests are located in two areas: onshore in the central-eastern desert in the Bu-Attifel field, where Eni is operator with a 50% interest, and offshore Tripoli in the Bouri field, where Eni is operator with a 30% interest.

With a 50% interest Eni is partner of the joint development of the natural gas, oil and condensate Wafa field, in onshore permit NC-169 A, and of the Bahr Essalam field, in the NC-41 permit in the Mediterranean offshore (see “Development Projects” below).

Early production was started in January 2004 at the Elephant oil field in the NC-174 onshore permit (Eni’s interest 33.33%). In the first half of 2004 initial production is expected to amount to 40,000 barrels/day (9,000 net to Eni). Full production will be provided by 29 wells. Peak production is expected to be reached in early 2007 with 150,000 barrels/day (32,000 net to Eni).

In the medium term the start-up of fields under development will lead to a significant increase in daily hydrocarbon production from the present level of 84,000 boe.

14

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

Algeria

Eni has been present in Algeria since 1981. In 2003, Eni’s production (66,000 barrels/day net to Eni) accounted for approximately 5.3% of Algeria’s annual production. Eni’s principal oil producing fields are located in the Bir Rebaa area (Eni’s interest 49%) in the south-eastern desert. In 2003 oil production started at: (i) the ROM Est field (Eni operator with a 50% interest) west of Bir Rebaa with daily production amounting to 1,500 barrels net to Eni; (ii) the second and third treatment train of the three planned at the unitized Ourhoud field (Eni’s interest 4.59%) south-west of Bir Rebaa. In 2003 this field produced 7,000 barrels/day net to Eni. The Rod and satellites field (Eni operator with a 63.96% interest) is under development near Bir Rebaa with production expected in the third quarter of 2004 (see “Development Projects” below).

In the medium term development initiatives will generate an increase in daily oil production net to Eni from the present level of 65,000 barrels/day.

Tunisia

Eni has been present in Tunisia since 1961; its main producing interests are in the el Borma oil field and in the oil and gas Hammouda and Oued Zar fields, operated by Eni with a 50% interest. In 2003 the Adam field (Eni operator with a 35% interest) started production and allowed to exceed the level of 14,000 boe/day net to Eni. In the medium term production is expected to remain stable.

Italy
Pantelleria Isl. (Italy)
Lampedusa Isl. (Italy)
Mediterranean Sea
200 m
ALGIERS
Bejaia
Skikda
TUNIS
TRANSMED GAS LINE TO ITALY
MAAMOURA
BARAKA
MAHARES
Es Skhirra
Gulf of Gabes
Djerba Isl.
Gabes
BOURI
TRIPOLI
TUNISIA
ALGERIA
EL BORMA
BIR REBAA N
BIR REBAA W
BIR REBAA SW
ROME
HBNN
ZEA
ROM
ROD
DJEBEL GROUZ
MAKROUGA
OUED ZAR
HBNSE
HBNS
ZEK
RBK
BKNE
BKE
ORD
EKT
EMN
BSFN
BSF
BRSE
SFNE
KDB
QBN
HBN
EMK
EME
HAMMOUDA
LARICH
DEBECH
NC 40A
WAFA
ELEPHANT
Gulf of Sirte
LIBYA
Tobruk Terminal
Benghazi
Ez Zuweitina Terminal
BU ATTIFEL
UU-82
OO
RIMAL
KATIB
PERMITS
DEV./PROD. AREA
OIL FIELDS
GAS FIELDS
OIL/GAS FIELDS
OIL DISCOVERY
GAS DISCOVERY
PIPELINE
GAS LINE
TERMINALS
0
100 km

15

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

West Africa

Nigeria

Eni has been present in Nigeria since 1962. In 2003, the fields operated by Eni accounted for approximately 10% of Nigeria’s oil production. Eni’s principal producing interests in Nigeria are in four onshore blocks (OML 60, 61, 62 and 63) in the Niger Delta (Eni’s interest 20%), and in the offshore OML 125 block (Eni’s interest 50.19%), OML 116 block (former OPL 472 Agbara) and OML 119 block (former OPL 91), where it holds a 100% interest operated through service contracts. In 2003 oil production started at the first level of the Abo field, located in the OML 125 production concession reaching 12,000/day barrels net to Eni; peak production is targeted at 19,000 barrels/day net to Eni in 2006 following development of further production levels. In Block OML 119 oil production continued at the Okono oil field while the Okpoho oil field is under development, with start-up expected in the first half of 2004; production of the two fields is expected to peak at about 28,000 barrels/day net to Eni in 2004.

The Bonga oil field located in block OML 118, where Eni holds a 12.5% interest, is under development (see “Development Projects” below).

Eni also holds a 5% interest in NASE, the largest oil joint venture in the country relating to 43 onshore blocks. The major development projects underway are the Cawthorne Channel fields with expected start-up in the first half of 2004 and the revamping of the Forcados/Yokri fields. Development initiatives are ongoing for guaranteeing natural gas supplies to Bonny’s liquefaction plant (Eni’s interest 10.4%, see “Gas & Power - Development Initiatives” below). Gas reserves net to Eni committed to the liquefaction plant (five trains) amount to 44 billion cubic meters (corresponding to 268 million boe or 3.7% of Eni’s proved reserves at December 31, 2003).

The Okpai power station (Eni’s interest 20%) is expected to start-up in the second half of 2004, with a generation capacity of 480 megawatt on two turbogenerators. The power station will be fired with gas from the Kwale fields in Block OML 60 which will provide 2 million cubic meters/day.

In the medium term, the reaching of full production at the Abo and Bonga fields, the increase in liquefied natural gas volumes treated at Bonny’s liquefaction plant and the contribution of the NASE projects will lead to a significant increase in Eni’s production from the present level of 132,000 boe/day.

NIGERIA
Niger River
OML 7
OML 1
OML 4
OML 5
OML 40
OML 125
OML 38
OML 41
OML 39
OML 34
OML 50
OML 20
Escravos Terminal
OML 43
OML 30
OML 26
OML 15
OML 42
OML 44
OML 35
OML 61
OML 45
Forcados Terminal
OML 21
OML 16
OML 62
OML 79
OML 81
OML 46
OML 31
OML 27
OML 17
OPL 211
OML 28
OML 22
OML 32
OML 36
OML 23
P. Harcourt
OML 11
OML 13
OML 14
OML 118
OML 18
OML 63
Qua Iboe Terminal
OML 33
OML 29
OML 24
OML 25
OML 19
Bonny Terminal
Brass Terminal
OML 77
OML 74
OML 72
OML 71
Gulf of Guinea
OML 116
OML 119
1,000 m
500 m
200 m
OPL 219
OPL 244
PERMITS
PROD. AREA
OIL FIELDS
GAS FIELDS
OIL DISCOVERY
PIPELINE/SEA LINE
TERMINAL
0
25 km

16

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

Congo

Eni has been present in Congo since 1968 and is the second largest international oil producer, with oil fields operated by Eni accounting for approximately 35% of Congo’s total oil production in 2003. Eni’s principal oil producing interests operated in Congo are located in the deep offshore facing Pointe Noire: the Kitina (Eni’s interest 35.75%), Foukanda, Mwafi, Zatchi and Djambala (Eni’s interest 65% each) and Loango (Eni’s interest 50%) fields. Other fields are the Pointe Noire Grand Fond (Eni’s interest 35%). In the medium term Eni’s daily production is expected to decline slightly from the present level of 68,000 boe.

Angola

Eni has been present in Angola since 1980. Eni’s main oil producing interests are located in Block 0, former Cabinda (Eni’s interest 9.8%), Block 14 (Eni’s interest 20%) and Block 15 (Eni’s interest 20%). The main oil fields in Block 0 are the Takula, Nemba and Malongo fields. In area B of this Block an FPSO and its facilities are under construction for developing the oil, condensate and LPG Sanha and Bomboco fields, that are expected to start production between the autumn of 2004 and the beginning of 2005.

In the deep waters of Block 14 the Kuito oil field is producing, while engineering and construction works are underway for the development of the of Benguela/Belize and Lobito/Tomboco fields expected to start-up in 2006. These fields hold recoverable reserves of 441 million barrels (76 million net to Eni); peak production is targeted at 40,000 barrels/day net to Eni in 2007.

In Block 15 development activities are underway for the oil fields discovered in the Kizomba area (see “Development Projects” below). In November 2003 in Block 15 the Xikomba oil field was started-up at an initial production level of 15,000 barrels/day net to Eni during the production period. Recoverable reserves net to Eni amount to 16 million barrels.

The start-up of fields under development will allow to increase significantly daily production net to Eni from the present 58,000 barrels/day.

17

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

North Sea

United Kingdom

Eni has been present in the United Kingdom since 1964. The principal producing interests operated by Eni in the United Kingdom are located in the B-Block (average interest 70%) and in the T-Block (Eni’s interest 88.74%) which contains the Thelma, Tiffany and Tony fields. Other important fields are those located in the Liverpool Bay (Eni’s interest 53.9%) and J-Block (33%), Elgin/Franklin (21.87%), Flotta Catchment (20%), McCulloch (40%) and Andrew (16.21%). Within the rationalization process of Eni’s asset portfolio in the North Sea following the purchase of British-Borneo and Lasmo, interests were sold in marginal fields.

In the medium term, production net to Eni is expected to decline from the present level of 202,000 boe/day.

18

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

Norway

Eni has been operating in Norway since 1964. Eni’s principal producing interests are the Ekofisk field (12.39% interest) in the North Sea and the Aasgard (14.9%), Norne (6.9%) and Heidrun (5.12%) fields in the Norwegian Sea. In 2003, production of the Ekofisk and Aasgard fields accounted for 38 and 43% respectively of Eni’s production in Norway (57 and 43% in 2002). In March 2003 Eni concluded the purchase of Fortum Petroleum with proved and probable reserves of approximately 200 million boe at December 31, 2002. In 2003 its daily production amounted to 44,000 boe and allowed to increase Eni’s hydrocarbon production in Norway by 40%. Within its portfolio rationalization strategy Eni sold its interests in certain exploration permits and purchased a 7.9% interest in the Tyrihans field in the Norwegian section of the North Sea.

In 2003 the Mikkel field (Eni’s interest 14.9%) started production at 2,000 boe/day net to Eni, its production peak with approximately 8,000 boe net to Eni is expected in 2004. Development is underway at the Kristin gas and oil field (see “Development Projects” below).

In the medium term, the increase in production of active fields and start-ups of fields under development will increase production from the present level of 142,000 boe/day.

19

ENI FACT BOOK 2003
EXPLORATION & PRODUCTION PRODUCTION

Rest of the World

United States

Eni has been present in the United States since 1966 and holds various mineral interests in the Gulf of Mexico. Eni’s main producing fields (Eni’s interest 100%) are located in the Grand Isle 102, Green Canyon 254-297 (where the Allegheny field is located) and Ewing Bank 921/964-5 (where the Morpeth field is located) concessions; other fields in which Eni holds interests are located in the Garden Banks 602/646 (Eni’s interest 34%), Mississippi Canyon 890-1/934-5 (Eni’s interest 32%) and Mississippi Canyon 194-5/150-1 (Eni’s interest 16.5%) concessions.

In November 2003 production started at the oil and gas Medusa field (Eni’s interest 25%) at an initial level of 2,000 boe/day. Production is expected to peak at 9,000 boe/day in 2004. Eni is operator in the development of the K2 oil field in the Green Canyon 562-3 concession (Eni’s interest 18.17%) with start-up expected in early 2005. A peak production of 5,000 boe/day net to Eni is expected in 2007.

In the medium term the contribution of fields under development will allow to compensate the decline in mature fields, maintaining daily hydrocarbon production at the present level of 48,000 boe.

Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni is co-operator with British Gas with a 32.5% interest of the Karachaganak oil, gas and condensate field with recoverable reserves net to Eni of about 1 billion boe. In 2003, production of liquids and natural gas from this field amounted to 69,000 barrels/day (net to Eni). The second development phase of this field has been completed with the start-up in the second half of 2003 of an oil treatment plant (Karachaganak Processing Complex - KPC) with a 150,000 barrels/day capacity and of transmission infrastructure for the export of liquids to Western markets, including a

20
ENI FACT BOOK 2003
EXPLORATION & PRODUCTION
PRODUCTION

635-kilometer long pipeline with a 24 inch diameter linking the Karachaganak field to Atyrau, point of connection with the Caspian Pipeline Consortium pipeline. Following the completion of this phase in 2004 daily production of liquids will be 65,000 barrels/day net to Eni (100,000 boe/day including natural gas). The third development phase of this field envisages an increase in hydrocarbon production by means of the construction of a natural gas treatment plant. The fourth development phase envisages activities aimed at maintaining the field production plateau reached in the third phase.

Eni has been present in Indonesia since 2000. Eni’s producing interests are located in the onshore area in east Kalimantan regulated by the Sanga Sanga PSA (Eni’s interest 37.81%) operated by Virginia Indonesia Company (VICO) in which Eni holds a 50% interest. This area produces mainly natural gas (about 80%). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.

Indonesia

In the medium term daily hydrocarbon production net to Eni is expected to decline slightly from the present level of 41,000 boe.

Venezuela

Eni has been present in Venezuela since 1998 and is operator with a 100% interest of the Dación oil field regulated by a service contract with a 20 year term. In 2003 daily production from this field amounted to 54,000 barrels net to Eni and in 2004 it is expected to reach 74,000 barrels net to Eni. In addition Eni holds a 26% interest in the Corocoro oil field located in the West Paria Gulf at the mouth of the Orinoco river. The field’s development project approved in April 2002 will proceed by phases and expects to reach a daily production of 15,000 barrels/day net to Eni in the first phase. Daily oil production net to Eni is expected to increase in the medium term.

21
ENI FACT BOOK 2003
EXPLORATION & PRODUCTION

Rest of the World

Trinidad & Tobago

Eni holds a 17.31% interest in the development of the offshore Chaconia, Hibiscus and Poinsettia gas fields in Block NCMA. The development of these fields will allow to maintain Eni’s production at 10,000 boe/day in the medium term.

Ecuador

Production is concentrated in the Villano oil field, operated by Eni with a 100% interest. In 2003, this field produced 30,000 barrels/day (21,000 net to Eni). This production level is expected to increase in the medium term, following the field’s revamping plan that provides for the drilling of new producing wells and an increase in the capacity of the oil treatment center. Production is expected to peak at about 25,000 barrels/day net to Eni in 2006.

Pakistan

Eni has been present in Pakistan since 2000. Eni’s main natural gas producing fields are Bhit (operated by Eni with a 40% interest), Kadanwari (Eni’s interest 18.42%), Zamzama (17.75%), Sawan (23.68%) and Miano (15.16%). In 2003 the Bhit field was started up with an initial production of 18,000 boe/day net to Eni. In the Sawan Block a gas treatment plant was started up and the first development phase of the Zamzama field was completed.

In the medium term further developments and the start-up of recently discovered fields will allow to increase daily production from the present level of 28,000 boe net to Eni.

Croatia

Eni through a 50/50 joint venture with Ina, the national Croatian company, operates the Ivana natural gas field, located 40 kilometers west of Pola in the Adriatic offshore in approximately 40 meter deep waters. The field is operated through a main production platform, called Ivana A and three satellite platforms, Ivana B, D and E. Two more satellites (C and K) are going to be developed by installing two production platforms. The development of other fields discovered in the area – Ika, Ida, Annamaria and Marica –

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PRODUCTION

with recoverable reserves of 66 million boe is underway. Start-up of these fields is expected in early 2005.

The development of these fields will allow to increase production net to Eni by 7,000 boe/day by 2007.

Iran

Eni has been present in Iran since 1957. Its main producing oil fields are Darquain (Eni is operator with a 60% interest), Balal (38.25%) and Dorood (45%). In 2003 Eni’s oil production amounted to 9,000 barrels/day.

Darquain started production in the second half of 2003 at a level of 10,000 barrels/day net to Eni in this period. Production is sent to an oil treatment center with a capacity of 60,000 barrels/day, that is undergoing upgrading. Production is expected to peak in 2007 at 22,000 barrels/day net to Eni. Balal was started up in 2003 with a production of 29,000 barrels/day (5,000 net to Eni) and is expected to peak in 2005 at 6,000 barrels/day net to Eni.

In 2003 the development of the Dorood field continued. Production (about 4,000 barrels/day in 2003) is expected to peak at 10,000 barrels/day net to Eni in 2005.

Eni is operator with a 60% interest of phases 4 and 5 of the development of the natural gas and condensate South Pars field (see “Development Project” below).

In the medium term oil production net to Eni is expected to increase.

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PRODUCTION

Rest of the World

Australia

The Woollybutt field (Eni operator with a 65% interest) is Eni’s first producing asset in Australia. Located in the WA-25-L/22-L (former WA-234-P) offshore permit, it produced 14,000 barrels net to Eni in 2003 and reached a production peak of 42,000 barrels/day (27,000 net to Eni).

In February 2004 the development of the liquids and gas Bayu Undan field was completed (see “Development Projects” below).

In the medium term Eni’s hydrocarbon production in Australia is expected to increase.

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PRODUCTION

exploration areas

Eni is among the best positioned companies in the new and most promising mining areas. In the future such areas will give a substantial contribution to the growth in Eni’s reserves and production.

Deep offshore

West Africa

In ANGOLA, in offshore Block 14 (Eni’s interest 20%) the Negage-2 appraisal well was drilled 10 kilometers from the Negage-1 discovery well and identified an oil and gas bearing column. In Block 15 (Eni’s interest 20%) four new oil discoveries were made: Bavuca-1, Kakocha-1, Tchihumba-1, Clochas-1. Three successful appraisal wells were drilled on preceding oil discoveries: Saxi-2, Batuque-2 and Mondo 3/A.

In CONGO Eni owns significant interests in two deep water exploration blocks, Mer Très Profonde Nord, where Eni is operator with a 100% interest, and Mer Très Profonde Sud (Eni’s interest 30%).

In NIGERIA Eni is operator in three blocks, OPL 244 (Eni’s interest 90%), OPL 211 and OPL 316 (Eni’s interest in both is 50.19%). In addition Eni holds a 12.5% interest in two deep water blocks, OPL 219 and OPL 212.

Gulf of Mexico

Eni holds various exploration licences, in particular is operator with interests varying from 30 to 100% in 4 exploration licences in the East Breaks concession, 5 in the Garden Banks concession, 20 in the Green Canyon concession and 18 in the Mississippi Canyon concession. A wide exploration campaign is ongoing. In 2003 a new oil discovery was made with the St. Malo well in Block WR 678 (Eni’s interest 1.25%). In the Green Canyon 562-3 Block (Eni’s interest 18.17%), the first and second appraisal wells (K2-2 and K2-3) of field K2 were drilled and confirmed the initial estimate of the recoverable reserves of the field.

Brazil

Eni holds interests in 4 exploration licenses (with shares from 20 to 100%), in two of these the second exploration phase started.

Norway

Eni is operator with interests ranging from 20 to 100% in 4 licences in the Norwegian section of the North Sea and holds interests varying from 11 to 50% in 11 licences. In the Barents Sea Eni is operator of the PL 201 and PL 229 licences (with interests of 67 and 65% respectively). In the latter licence the Goliath field was discovered in 2001.

In the Norwegian Sea Eni is operator of Block PL 256 (Eni’s interest 55%) where in 2003 the Skilinna gas and condensate discovery was made. Other discoveries were made in the PL 264 permit (Eni’s interest 20%) with the Hvitveis well, with reserves still to be defined and in the PL 128 permit (Eni’s interest 11.5%) with the Lerke well containing oil.

United Kingdom

Eni holds interests in various exploration licences in the deep offshore, in particular, Eni is operator in 7 licences off the coast of Scotland with interests varying from 17 to 100%.

Ireland

Eni holds 3 exploration permits in the Atlantic offshore of Ireland at water depths ranging from 1,000 to 2,000 meters: permits 7/97 and 1/99 operated by Eni with a 100% interest and permit 2/94 (Eni’s interest 40%) where the 12/2-17(Dooish re-entry) well confirmed the Dooish discovery of 2002.

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EXPLORATION AREAS

exploration areas

FarÆe Islands

Eni is operator in 2 exploration permits off the coast with a 75% interest.

Indonesia

Eni’s exploration activities in Indonesia focus on the deep offshore of East Kalimantan. Eni holds interests in 7 exploration permits (Ganal, Rapak, Popodi, Papalang, Muara Bakau, Ambalat and Bukat), in three of these as operator (Muara Bakau, Ambalat and Bukat) located in the Kutei and Tarakan oil basins.

In the Ganal permit about 70 kilometers from the east coast of the Kalimantan island, the Gehem-2 discovery was made, that confirmed the extension of the gas and condensates bearing strata already identified by the previous well Gehem-1 and identified a new oil bearing area. Further discoveries were made with the Ranggas S-1 and Bangau-1 wells. Development plans are being studied for the Ganal and Rapak discoveries.

Exploration onshore and in conventional waters

Saudi Arabia

Eni was awarded an exploration licence for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates (Eni operator with a 50% interest).

Caspian Sea

Geologically the Caspian Sea is one of the most promising areas in the world for hydrocarbon exploration.

In KAZAKHSTAN Eni is single operator with a 16.67% interest of the North Caspian Sea PSA in the Kazakh offshore where in 2000 the Kashagan field was discovered. Appraisal activities and exploration of the area under contract continued in 2003. In March testing of the third and the fourth appraisal wells (KE-4 and KE-5) started in 2002 was completed, while the fifth appraisal well (KE-6) was drilled in April. The completion of this well and production tests continued in 2003 and will be completed in 2004. Two nearby commitment exploration wells (Kashagan South West-1 and Aktote-1) were successfully drilled. The first one was drilled to the total depth of 5,875 meters and yielded over 2,000 barrels/day in test production. Aktote-1, drilled at a total depth of 4,267 meters yielded about 1,500 barrels/day in test production. Work on the sixth and last commitment well Kairan-1 reached the final depth, was suspended in the winter and is due to restart after thawing.

In May 2003, the Kazakh authorities approved the appraisal plan of the Kalamkas structure, where in 2002 oil was discovered with the Kalamkas-1 exploration well. 3D seismic surveys were completed at the end of October 2003.

Australia

Eni holds interests in 11 exploration licenses in the north-western offshore, in three of these is operator. Two of the latter are located north of Perth (WA-326-P, Eni’s interest 100% and WA-328-P, Eni’s interest 67%), the third licence (WA-25-L) includes the Woollybutt field (Eni’s interest 65%).

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EXPLORATION AREAS

Algeria

Three new oil discoveries were made in Block 404 (Eni’s interest 25%) in the south-eastern desert with the HBNE-1, SFSW-1 and Bkne-Aac-A wells. In the Zamoul el Kbar permit (Eni operator with a 100% interest) the REC 2-H appraisal well showed the presence of hydrocarbons and yielded over 8,000 barrels/day of oil. In October 2003 the saleability of this field’s production was declared.

Egypt

In Egypt exploration activity takes place in 10 exploration permits in 35 production concessions. The major exploration areas in geomineral terms are: (i) gas and condensates in the North Sinai, the Nile Delta and the Mediterranean offshore; (ii) oil in the Suez Gulf and the Western Desert. Gas areas in the Mediterranean offshore show the most promising potential.

In 2003 Eni was assigned as operator two exploration permits: Ras el Ush (244 square kilometers) and South Ferain (349 square kilometers) located in the Gulf of Suez (Eni’s interests 75 and 70%, respectively). Exploration plans provide for the drilling of three wells in both permits.

As a consequence of the Bid Round 2002, Blocks 24 and 26 Offshore Mediterranean were assigned while Block 10 Western Desert was assigned following the Bid Round 2003. The latter bid needs to be approved by the Egyptian Parliament which will confirm the conferral of licences to Eni.

Nigeria

Three discoveries were made in onshore production areas: (i) in the OML 63 permit (Eni operator with a 20% interest) with the Sengana River 1 Dir well; (ii) in the OML 11 permit (Eni’s interest 5%) with the Bonny North 2 well; (iii) in the OML 41 permit (Eni’s interest 5%) with the Ovhor 1 Dir DNFW well. The three discovery wells have been prepared for the connection with existing production facilities.

Italy

Exploration activities in Italy yielded positive results with the natural gas wells Annamaria 2 (Eni’s interest 90%) and Elettra 2 (Eni’s interest 100%) in the Adriatic offshore; Panda W-1 in the offshore of Sicily (Eni operator with a 37.5% interest); Capparuccia 1 (Eni’s interest 100%) onshore in Central Italy.

Pakistan

Eni is present in the Kirthar Foldbelt area and in the Middle Indus Basin. In Kirthar Foldbelt Eni is operator in the Manchar and Gorakh permits (the latter obtained in April 2003). In 2003 in the Kirthar Foldbelt the new Hallel-1 gas discovery was made (Eni’s interest 47%); the ZZ-North-1 and ZZ-East-1 wells in the Zamzama block (Eni’s interest 17.75%) containing natural gas are going to be linked to existing production facilities. In the Middle Indus Basin Eni is present in the Mubarak (Eni’s interest 38%), Gambat (31.58%), South West Miano 2 (33.3%) and Latif (33.3%) blocks obtained in October 2003. In 2003 in this area two gas discoveries were made: Kadanwari-14 in the Kadanwari production block (Eni’s interest 18.42%) and Rehmat-2 in the Mubarak block (Eni’s interest 38%).

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EXPLORATION AREAS

exploration areas

Norway

Eni holds interests in various exploration licences in the conventional offshore of Norway and in particular is operator of 7 permits with interests ranging from 30 to 65%, while in other 32 exploration permits it holds interests ranging from 5 to 30%. In the PL0443 permit (Eni’s interest 9.13%) in the North Sea the Tommeliten Alpha oil and gas field was discovered.

United Kingdom

Eni holds various exploration licences with interests ranging from 5 to 35%. In the Gas Basin, in Block 48/10a (Eni’s interest 11.11%) the gas and condensate Annabella field was discovered. In the North Sea, in Block 211/12a&7a (Eni’s interest 5%) the Ritchie Channel oil field was discovered and was linked to the Magnus field. In the Central Graben area, in Block 29/5B (Eni’s interest 21.87%) the West Franklin gas and condensate field was discovered. This field will be linked to the production facilities of the nearby Franklin field. In Block 30/2C (Eni’s interest 7%) the Jade NE gas field was discovered. In the Viking Graben area in Block 16/28 (Eni operator with a 50% interest) the Farragon field was discovered near the Andrew producing field (Eni’s interest 16.2%).

Venezuela

Eni holds interests in two exploration licences: Gulf of Paria East (GOPE, Eni’s interest 30%) and Gulf of Paria West (GOPW, Eni’s interest 40%) both in conventional waters. In the first one the Delfin well was drilled and found heavy oil. In the second one the Tiburon well is being drilled.

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EXPLORATION AREAS

development projects

Eni is involved in the completion ofa number of development projects that will contribute to the medium and long-term growth in its hydrocarbon production. What follows is an utline of the most important development projects.

Italy - The Val d’Agri Project

The three fields of Monte Alpi, Monte Enoc and Cerro Falcone, located in the Grumento Nova and Volturino concessions, are currently under development. With regard to the development plan for the area, eight out of eleven implementation agreements have been defined. Such agreements were included in the protocol of intents signed in 1998 with the Basilicata Region, that commits Eni to joint action aimed at protecting the environment. At December 31, 2003 development activities performed concerned: (i) the drilling of 27 development wells, 15 of which already producing; (ii) the construction of the Viggiano oil center with the start-up of three treatment lines, with a capacity of around 66,000 barrels/day of oil and 2.1 million cubic meters/day of natural gas (about 13,000 boe/day); (iii) construction and start-up in October 2001 of the Monte Alpi oil pipeline, 136-kilometer long with a 20-inch diameter, connecting the oil center with Eni’s Taranto refinery with a transport capacity of 150,000 barrels/day. The pipeline has been built to the highest safety, environmental protection and anti-seismic standards. In 2003, in relation with the advancement stage of infrastructure and development wells, production in Val d’Agri flowed at 47,000 barrels/day of oil and 8,000 boe/day of natural gas net to Eni.

Val d’Agri Project - Summary data

		Project	Eni share
Peak production	(th boe/d)	117	79
Expenditure	(mn €)	1,983	1,358
Recoverable reserves	(mn boe)	539	354
Eni interest	( %)		71

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DEVELOPMENT PROJECTS

The further development phases of the Val d’Agri Project foresee:

■	the drilling of 11 production wells;

■	the continuation of the expansion of the treatment capacity of the oil center with the installation of a fourth train, up to a capacity of 104,000 barrels/day for oil and 3.2 million cubic meters/day of natural gas (about 20,000 boe/day);

■	the expansion of the marine terminal in the Gulf of Taranto.

Recoverable reserves of the Val d’Agri fields net to Eni amount to 354 million boe (85% of which is oil). Eni’s share of daily production is set to rise from the current level of approximately 55,000 boe to a peak of 79,000 boe in 2005. Eni’s overall development expenditure amounts to about euro 1,358 million (100 million of which relate to the agreement between Eni and the Basilicata Region).

Algeria - The ROD and Satellites Project

Following the unitization of the ROD field (Eni operator with a 63.96% interest) in blocks 401a/402a and 403a a development project for the field and its satellites (SFNE, BSF, RDB, RERN and RAR) was started. The project foresees the construction of a treatment train with a capacity of 80,000 barrels/day and facilities in the area of the Bir Rebaa oil center. All the development wells have been drilled and completed, while the plant and its facilities are under construction. Recoverable reserves net to Eni amount to 89 million barrels. When production begins in the third quarter of 2004, Eni’s share of daily production will be 23,000 barrels. A production peak of 24,000 barrels/day is scheduled in 2004. Eni’s overall capital expenditure is about dollar 324 million.

Libya - Wafa and Bahr Essalam

Joint development of the gas, oil and condensates fields of Wafa, located in NC-169 A permit, about 520 kilometers south west of Tripoli, and Bahr Essalam in the NC-41 permit, located in the Mediterranean offshore, 110 kilometers north of Tripoli is underway. These fields (where Eni is partner of the development with a 50% interest) hold recoverable reserves net to Eni of about 950 million boe. The Wafa field is expected to start production in the fourth quarter of 2004 at an initial level of 65,000 boe/day net to Eni. The Bahr Essalam field is expected to start

Wafa and Bahr Essalam - Summary data

		Project	Eni share
Peak production	(th boe/d)	240	128
Expenditure	(mn €)	6,100	3,100
Recoverable reserves	(mn boe)	1,743	950
Eni interest	( %)		50
Expected start-up			2004

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DEVELOPMENT PROJECTS

production in June 2005 at an initial level of 61,000 boe/day net to Eni. Peak production from the two fields (128,000 boe/day net to Eni) is expected in 2006. Capital expenditure for the upstream phase of the project is expected to amount to euro 6.1 billion (Eni’s share 3.1 billion) for the construction of hydrocarbon treatment plants at Wafa and at Mellitah on the Libyan coast, the installation of the Sabratha offshore production platform, the construction of onshore and offshore infrastructure including an underwater production facility and the laying of pipelines for the transport of natural gas and condensates to the Mellitah plant. The downstream phase of the project provides for the laying of the underwater Greenstream pipeline linking Mellitah to Sicily for exporting to Italy natural gas produced in the two fields. The pipeline will be 520-kilometer long, with a 32-inch diameter and a maximum laying depth of 1,130 meters. It will have a transport capacity of 8 billion cubic meters/year and will start operating in the second half of 2004. See “Gas & Power - Transmission, dispatching and regasification” below.

Angola - Block 15 - Kizomba phase A and B

Eni is engaged in the development of oil fields discovered in the Kizomba area situated in Block 15 (Eni’s interest 20%) in the deep offshore of Angola, the most important in the West

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Block 15 - Kizomba A (Hungo/Chocalho) - Summary data

		Project	Eni share
Peak production	(th bbls/d)	243	39
Expenditure	(mn USD)	3,680	720
Recoverable reserves	(mn bbls)	1,000	145
Eni interest	(%)		20
Expected start-up			2004

African deep offshore. The project foresees three phases, A, B and C. Phase A concerns the development and start-up of production of the Hungo and Chocalho fields, containing recoverable reserves of about 1 billion barrels (145 million net to Eni), with the drilling of 59 wells (33 production and 26 injection) and the use of a Tension Leg Platform connected to an FPSO that will be the largest in the world, with a treatment capacity of 250,000 barrels/day and storage capacity of 2.2 million barrels. The TLP has been installed and the FPSO is travelling and is expected to reach Angola in May 2004. A total of 11 development wells have been drilled. Production is scheduled to begin in the second half of 2004. Eni’s share of capital expenditure amounts to about dollar 720 million.

Phase B concerns the development and start-up of production of the Kissanje and Dikanza fields, with recoverable reserves of about 910 million barrels (141 million net to Eni). The project provides for the drilling of 58 wells (34 producing and 24 injection) on Kissanje and 17 wells (10 producing and 7 injection) on Dikanza, the use of a Tension Leg Platform for Kissanje and an underwater production system for Dikanza. Production will be transported to an FPSO common to both fields. In January 2003 the contract for the construction of an FPSO with similar characteristics to that of phase A was awarded. Production start-up is scheduled for 2006 with production peaking at 43,000 boe/day net to Eni in 2007. Eni’s share of the capital expenditure amounts to approximately dollar 600 million.

Phase C concerns the development of the Mondo, Saxi and Batuque fields for which feasibility studies are underway. Production is expected to start in 2007.

Nigeria - The Bonga Project

The Bonga oil field (Eni’s interest 12.5%) is situated in OML 118 permit offshore Nigeria in waters of a depth between 950 and 1,150 meters. The development plan for the field foresees the drilling of 34 underwater wells (of which 17 production wells and 17 water injection wells) touching 20 production levels. Oil will be transferred to an FPSO with a treatment capacity of 225,000 barrels/day and a storage capacity of 2 million barrels. Associated gas will be

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deviated to a collection platform in the EA field from which it will be sent to the Offshore Gas Gathering System (OGGS) pipeline that in turn will carry it to the Bonny liquefaction plant. 16 development wells have been drilled and completed, which confirmed the results of the forecast model. The construction of the FPSO and relevant topsides is underway. Recoverable reserves net to Eni amount to about 75 million barrels. Production is scheduled to begin in 2005 at a peak flow of about 20,000 barrels/day net to Eni. Eni’s share of the development expenditure amounts to over dollar 350 million.

Kazakhstan – North Caspian Sea

Eni is operator of the North Caspian Sea PSA (Eni’s interest 16.67%) in joint venture with seven international oil companies. In May the partners in the project, except for one, exercised their pre-emptive rights and purchased in proportional shares the interest of British Gas that left the project. A Sale and Purchase Agreement with effect from January 1, 2003 was agreed among the partners, subject to authorization by the Kazakh authorities. Under the agreement, Eni’s share in the project will go from 16.67% to 20.372%.

The area under contract is made up of 11 blocks covering a total of over 5,500 square kilometers at a water depth of 2 to 10 meters. This project, due to the mineral potential of existing structures and to the operating and technological challenges it poses, resulting from the shallow waters which are frozen for about six months a year, represents an extremely important industrial feat in the oil industry. Eni intends to apply the most advanced technologies and methods in order to provide maximum environmental protection to the North Caspian area. In this area in July 2000 the Kashagan field was discovered and subsequent appraisal allowed to define the amount of recoverable reserves of oil in the 7 to 9 billion barrels range, that could reach 13 billion barrels with gas reinjection techniques, thus making this field the most important discovery in the world in the past thirty years. On June 30, 2002 the Eni led consortium and the Kazakh authorities declared the saleability of the Kashagan field. At the end of 2002 the consortium presented a development plan for the field. At the end of June 2003 the front end engineering of the first development phase was completed. After the signing of a Supplemental Agreement and related deeds, on February 25, 2004 the development plan for Kashagan was approved. The plan, which will be implemented in multiple phases, aims at the production of the recoverable reserves up to 13 billion barrels through partial reinjection of gas and a total expenditure of 29 billion dollars (5 billion being Eni’s share). Production is expected to start in 2008 at a level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase. Target production plateau is expected at 1.2 million barrels/day.

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Iran – The South Pars Project phases 4 and 5

In 2000 Eni entered a buy-back contract with the National Iranian Oil Company (NIOC) for the development of Phases 4 and 5 of the South Pars gas and condensate field, an eastern extension of the North Field (Qatar), the largest natural gas field in the world in the offshore of the Persian Gulf. The project, in which Eni is operator with a 60% interest, involves the construction of two offshore platforms in waters of a depth of around 70 meters, the drilling of 24 production wells and the construction of two gas pipelines, each approximately 105-kilometer long, to connect the platforms to the onshore gas center to be built at Assaluyeh. The gas center will have a treatment capacity of 20 billion cubic meters/year and will be able to produce 47.6 million cubic meters/day of natural gas, one million tonnes/year of LPG and 80,000 barrels/day of condensates. Construction work is underway for completing the platforms and building the treatment plant, as well as drilling of development wells. Capital expenditure for the development of the project is estimated at about dollar 2 billion (Eni’s share dollar 1.4 billion) and will be incurred in the 2000-2005 period. Eni will act as operator for the development phase and will supply technologies, know-how and resources. The contract foresees that the production of liquids from the field over a period of 8 years will repay costs incurred and ensure return on capital employed. Recoverable reserves amount to 170 million boe net to Eni. Production is scheduled to begin in the last quarter of 2004 at an initial level of 8,000 boe/day net to Eni.

Australia – The Bayu Undan Integrated Project

The offshore Bayu Undan field (Eni’s interest 12.04%) is located in Block Zoca 91/12-13 in the international cooperation area between Australia and East Timor, about 500 kilometers north west of Darwin at a water depth of 80 meters.

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The project includes two phases. The first one for the development of liquids(Propane butane and condensates) and the second one for the development of LNG. Phase 1, aimed at producing liquids by means of three drilling, production and treatment platforms, relevant facilities and an FPSO for the storage of liquids, has been completed. Production started in February 2004. The second phase entails the construction of a 26-inch diameter 500-kilometer long sealine that will link the field to Darwin where an onshore LNG plant with a 3.5 million tonnes/year capacity is under construction. The first LNG shipment is scheduled for the first quarter of 2006.

Under a 17-year long contract, gas produced will be sold to two Japanese companies, Tokyo Electric and Tokyo Gas, that bought a 10.08% interest in the integrated project.

Recoverable reserves amount to 434 million barrels of liquids and 79 billion cubic meters of natural gas (Eni’s total share is 88 million boe). Production is scheduled to peak at about 160,000 boe/day (18,000 net to Eni) in 2009. The total investment will be dollar 3.5 billion, of which 396 million is Eni’s share, of these 206 for the upstream portion.

Norway – Kristin Project

In the offshore oil and gas Kristin field (Eni’s interest 9%) located in the Haltenbanken area in the Norwegian Sea, the Norne and Aasgard fields are in production. The development plan foresees the drilling of 12 underwater wells, the installation of a semi-submersible platform with treatment facilities and the laying of a gas pipeline connecting it with the Aasgard Transport Pipeline, 10-kilometer off Kristin, and of a 20-kilometer long oil pipeline to carry condensates to the Aasgard C storage vessel. Recoverable reserves of this field amount to 527 million boe (48 million net to Eni). Production is scheduled to start in October 2005 with a production peak of 20,000 boe/day net to Eni expected in 2006. Eni’s expenditure in this project amounts to dollar 240 million.

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Proved oil and condensate reserves by geographic area	(million barrels)

(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	318	316	360	329	328	296	309	255	252
North Africa	869	953	985	1,024	1,071	1,039	1,171	1,072	1,080
West Africa	749	720	728	790	900	934	976	1,022	1,038
North Sea	375	416	428	433	417	455	552	498	529
Rest of World	91	79	343	305	421	698	940	936	1,239

Total outside Italy	2,084	2,168	2,484	2,552	2,809	3,126	3,639	3,528	3,886

	2,402	2,484	2,844	2,881	3,137	3,422	3,948	3,783	4,138

Proved natural gas reserves by geographic area (1)	(million boe)

(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	1,418	1,321	1,286	1,245	1,149	1,093	1,006	944	744
North Africa	111	467	544	662	778	890	951	961	944
West Africa	121	127	125	120	167	159	160	265	286
North Sea	209	227	226	233	229	245	327	327	383
Rest of World	57	49	48	114	74	199	537	750	777

Total outside Italy	498	870	943	1,129	1,248	1,493	1,975	2,303	2,390

	1,916	2,191	2,229	2,374	2,397	2,586	2,981	3,247	3,134

(1)	Natural gas was converted to boe using a coefficient of 0.0061 for each cubic meter of gas produced outside Italy and 0.0063 for each cubic meter of gas produced in Italy due to the different heat value.

Proved hydrocarbon reserves by geographic area	(million boe)

(at December 31)	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	1,736	1,637	1,646	1,574	1,477	1,389	1,315	1,199	996
North Africa	980	1,420	1,530	1,686	1,849	1,929	2,122	2,033	2,024
West Africa	870	847	852	910	1,067	1,093	1,136	1,287	1,324
North Sea	584	643	655	666	646	700	879	825	912
Rest of World	148	128	390	419	495	897	1,477	1,686	2,016

Total outside Italy	2,582	3,038	3,427	3,681	4,057	4,619	5,614	5,831	6,276

	4,318	4,675	5,073	5,255	5,534	6,008	6,929	7,030	7,272

Oil and condensate production by country	(thousand barrels/day)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	93	96	105	100	88	76	69	86	84
North Africa	214	218	212	213	221	227	228	252	250
Egypt	76	68	75	88	109	112	97	97	92
Libya	113	112	103	92	80	82	84	79	82
Algeria	7	22	20	19	18	21	35	65	65
Tunisia	18	16	14	14	14	12	12	11	11
West Africa	199	182	177	194	202	213	219	222	236
Nigeria	78	82	77	68	65	75	84	83	108
Congo	68	45	45	67	75	72	69	75	68
Angola	53	55	55	58	59	63	64	62	58
Gabon				1	3	3	2	2	2
North Sea	80	83	114	112	116	124	204	213	235
United Kingdom	38	41	69	65	64	59	134	139	130
Norway	42	42	45	47	52	65	70	74	105
Rest of World	26	35	38	34	47	108	137	148	176
Venezuela							39	42	54
Kazakhstan	7	14	16	12	19	27	23	32	41
United States	10	7	6	4	5	38	26	29	25
Ecuador					2	22	25	22	21
Australia									14
China	9	14	13	12	14	14	12	10	7
Indonesia							6	5	5
Qatar			3	6	7	7	6	5
Iran								3	9

Total outside Italy	519	518	541	553	586	672	788	835	897

	612	614	646	653	674	748	857	921	981

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EXPLORATION & PRODUCTION

Natural gas production by country	(thousand boe/day)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	320	309	299	294	270	257	239	230	216
North Africa	4	10	17	23	48	79	89	102	101
Egypt	4	10	17	23	48	77	83	95	95
Tunisia						2	3	3	3
Libya							3	4	2
Algeria									1
West Africa	3	3	3	2	4	11	14	15	24
Nigeria	3	3	3	2	4	11	14	15	24
North Sea	28	31	40	44	38	44	84	95	110
United Kingdom	9	13	22	32	31	34	68	73	72
Norway	18	18	18	12	7	10	14	20	37
Netherlands							2	2	1
Rest of World	15	17	16	22	30	48	86	109	130
Indonesia							41	39	36
Kazakhstan				11	18	23	19	26	28
Pakistan							2	7	28
United States	15	17	16	11	12	23	20	30	23
Trinidad & Tobago								2	10
Croatia						2	4	5	5

Total outside Italy	50	61	76	91	120	182	273	321	365

	370	370	375	385	390	439	512	551	581

Hydrocarbon production by country(1)	(thousand boe/day)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	413	406	403	394	358	333	308	316	300
North Africa	218	228	229	236	269	306	317	354	351
Egypt	80	78	92	111	157	189	180	192	187
Libya	113	112	103	92	80	82	87	83	84
Algeria	7	22	20	19	18	21	35	65	66
Tunisia	18	16	14	14	14	14	15	14	14
West Africa	202	184	180	196	206	224	233	237	260
Nigeria	81	84	80	70	69	86	98	98	132
Congo	68	45	45	67	75	72	69	75	68
Angola	53	55	55	58	59	63	64	62	58
Gabon				1	3	3	2	2	2
North Sea	108	114	155	156	154	168	288	308	345
United Kingdom	47	54	92	97	95	93	202	212	202
Norway	61	60	63	59	59	75	84	94	142
Netherlands							2	2	1
Rest of World	41	52	54	56	77	156	223	257	306
Kazakhstan	7	14	16	23	37	50	42	58	69
Venezuela							39	42	54
United States	25	24	22	15	17	61	46	59	48
Indonesia							47	44	41
Pakistan							4	7	28
Ecuador					2	22	25	22	21
Australia									14
Trinidad & Tobago								2	10
Iran								3	9
China	9	14	13	12	14	14	12	10	7
Croatia						2	2	5	5
Qatar			3	6	7	7	6	5

Total outside Italy	569	578	618	644	706	854	1,061	1,156	1,262

	982	984	1,021	1,038	1,064	1,187	1,369	1,472	1,562

(1)	Includes natural gas consumed in operations (23,000 and 26,000 boe/day in 2002 and 2003 respectively).

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Hydrocarbon production sold	(million boe)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Hydrocarbon production	358.4	360.3	372.5	378.8	388.4	434.5	499.7	537.3	570.0
Change in oil and condensate inventories	0.2	0.1	(0.4)	(1.0)	0.4	0.0	(0.7)	(0.2)
Royalties in kind and over/under lifting of oil and condensates	(5.1)	0.8	(1.0)	(2.3)	(1.9)	(1.9)	(2.4)	(3.8)	(4.3)
Withdrawals from (input to) natural gas storage	(0.6)	(4.0)	(1.0)	6.9	6.7	(4.6)	9.1	(1.8)
Own consumption of gas							(6.0)	(8.4)	(9.5)

Hydrocarbon production sold	352.9	357.2	370.1	382.4	393.6	428.0	499.7	523.1	556.2

Principal oil and natural gas interests

			Net exploration (1)	Net		Number	Number
	Commencement	Number	and development	development	Type	of producing	of other
	of operations	of interests	acreage	acreage	of fields	fields	fields
Italy	1926	261	40,210	15,118	Onshore/Offshore	94	82
North Africa
Algeria	1981	29	3,226	760	Onshore	14	14
Egypt	1954	38	12,849	1,969	Onshore/Offshore	34	24
Libya	1959	7	21,268	8,053	Onshore/Offshore	9	9
Tunisia	1961	11	3,784	1,888	Onshore/Offshore	8	5
		85	41,127	12,670		65	52
West Africa
Angola	1980	38	2,223	432	Offshore	32	39
Congo	1968	17	7,507	741	Offshore	16	8
Gabon	1981	4	20,344	43	Offshore	1	0
Nigeria	1962	55	7,770	4,878	Onshore/Offshore	115	130
		114	37,844	6,094		164	177
North Sea
Norway	1965	44	4,239	316	Offshore	12	13
Netherlands	2001	1	47	47	Offshore	2	0
United Kingdom	1964	61	2,379	1,076	Offshore	40	19
		106	6,665	1,439		54	32
Rest of World
Australia	2001	13	19,275	1,643	Offshore	1	2
China	1983	3	241	85	Offshore	6	6
Croatia	1996	2	3,018	878	Offshore	1	7
Ecuador	1988	1	2,000	2,000	Onshore	1	1
Indonesia	2001	10	12,360	984	Onshore/Offshore	8	8
Iran	1957	4	423	423	Onshore/Offshore	3	1
Kazakhstan	1995	2	1,030	106	Onshore/Offshore	1	1
Pakistan	2000	12	8,089	598	Onshore	5	2
Trinidad & Tobago	1970	1	66	66	Offshore	3	2
United States	1968	408	2,502	489	Onshore/Offshore	15	4
Venezuela	1998	3	713	131	Onshore/Offshore	5	2
		458	49,717	7,403		49	36
Other			1,156	1,156			2
Other countries with only exploration activity		28	65,916
Outside Italy		792	202,425	28,762			5

Total		1,053	242,635	43,880		426	382

(1)	Square kilometers.

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EXPLORATION & PRODUCTION

Exploration wells	(units)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Wells drilled	95	113	127	121	60	95	110	120	105
Outside Italy	67	81	98	82	43	75	99	111	97
Italy	28	32	29	39	17	20	11	9	8
Wells drilled (net to Eni)	49	66	74	66	29	47	47	52	43
Outside Italy	28	41	52	35	16	30	37	45	36
Italy	21	25	22	31	13	17	10	7	7

Reserve life index	(years)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	11.4	11.2	11.5	10.2	10.7	11.7	10.9	10.8	9.0
North Africa	12.3	16.7	18.0	19.3	18.6	17.5	18.4	15.8	15.9
West Africa	11.6	12.8	12.8	12.4	14.6	13.3	13.4	14.8	13.9
North Sea	14.6	15.4	11.0	11.7	12.0	11.4	8.4	7.4	7.2
Rest of World	9.1	6.7	19.7	20.9	16.8	15.6	18.0	17.1	18.1
	11.9	13.1	13.6	13.4	14.0	14.0	13.7	13.2	12.7

Reserve replacement ratio	(	%)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	67	32	106	53	30	26	39		..
North Africa	93	618	229	277	265	172	267	30	93
West Africa	176	65	107	179	312	132	151	273	138
North Sea	246	244	120	119	113	185	271	53	168
Rest of World	311	(5)	1,410	245	196	825	818	324	396
	126	200	207	147	171	210	282	119	142

Economic indicators per boe (1)	(USD/boe)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Revenues	17.30	20.66	19.02	13.68	16.95	24.67	21.52	22.07	24.82
Lifting cost (2)	3.72	3.97	3.98	3.56	3.64	3.75	4.02	3.87	4.09
Income	4.12	4.95	3.86	0.13	4.11	7.86	5.48	5.08	5.95
Exploration cost (three-year average) – discovery cost (3)	1.31	1.56	1.67	1.78	1.77	1.70	1.55	1.38	1.21
Finding and development cost (three-year average) (4)	4.27	4.33	4.72	5.16	5.43	5.35	5.33	5.67	6.53

(1)	Calculated according to SEC standards.

(2)	Ratio of production costs (incurred for well and facilities maintenance and royalties) and volumes produced.

(3)	Exploration cost for each boe of new reserves discovered or proved represented by the ratio of costs incurred with respect to exploration activity and purchase of unproved property and increases in proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. 2001, 2002 and 2003 averages were calculated excluding purchase costs of unproved property of Lasmo in 2001 and of Fortum Petroleum in 2003.

(4)	For each boe of new proved reserves, represented by the ratio of the sum of costs incurred with respect to exploration and development activities and purchase of unproved property and increases in proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. 2001, 2002 and 2003 averages were calculated excluding purchase costs of unproved property of Lasmo in 2001 and of Fortum Petroleum in 2003. Data for 2002 and 2003 also exclude buyback contracts in Iran.

Capital expenditure	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration	396	555	677	755	636	811	757	902	635
Italy	143	192	178	191	132	156	80	66	59
Outside Italy	253	363	499	564	504	655	677	836	576
Acquisition of proved and unproved properties	5	292	95	103	752	416	67	317	30
Italy		55	48		54		13
Outside Italy	5	237	47	103	698	416	54	317	30
Development and capital goods	1,184	816	1,550	2,024	1,880	2,312	3,452	4,396	5,016
Italy	440	383	581	507	435	543	600	442	469
Outside Italy	744	433	969	1,517	1,445	1,769	2,852	3,954	4,547
	1,585	1,663	2,322	2,882	3,268	3,539	4,276	5,615	5,681

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EXPLORATION & PRODUCTION

gas & power

STRATEGIES

■ Develop natural gas sales in target markets

■ Maintain volumes sold in Italy within regulatory limits leveraging on the integration of natural gas and electricity generation and on the expected increase in demand

■ Implement effective marketing actions developing an integrated commercial supply of gas and electricity

■ Develop the LNG segment in order to give value to available natural gas production volumes natural gas

Eni operates in the supply, transmission, distribution and sale of natural gas. In 2003, Eni sold 71.5 billion cubic meters of natural gas (including volumes consumed in operations). Eni’s transmission network in Italy through medium and high pressure pipelines is about 30,000-kilometer long. Outside Italy Eni owns transportation rights on approximately 3,800 kilometers of pipelines.

Eni is pursuing the development of sales on European markets in order to compensate the lower growth opportunities on the domestic market, due to the limits imposed to operators by the sector regulations. In Italy, Eni intends to maintain sales volumes within the regulatory limits through the optimal allocation of supplies between direct sales in Italy and in the rest of Europe and by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected consumption growth, in particular for electricity generation. Eni’s marketing policy will tend to customer satisfaction by means of market segmentation, the development of commercial offers based on the gas-electricity integration and the expansion and customization of services offered to customers.

Outside Italy development will be focused on the European gas market, in particular in countries with interesting growth and profitability prospects (Iberian Peninsula, Turkey, Germany and Northern Europe) where Eni can make optimal use of its diversified portfolio of supply contracts and its extensive gas pipeline network which allows the supply of natural gas from several sources. Eni completed its entry into those markets by means of acquisitions and construction of infrastructure and, in 2003, it started the operational and commercial phase of this plan. Eni also intends to expand its presence in LNG in order to increase the value of the natural gas it produces in West and North Africa and the Far East. Based on contracts signed and actions defined, Eni expects to sell about 44 billion cubic meters of natural gas on European markets in 2007. Eni will also intensify its cost reduction actions especially in transmission activities in Italy and in secondary distribution.

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MAIN RESULTS

     In August the laying of the Greenstream underwater gasline, a new route for natural gas import into Italy, started. This infrastructure will link Mellitah on the Libyan coast to Gela in Sicily covering about 520 kilometers at a maximum depth of about 1,130 meters and when fully operational will carry 8 billion cubic meters/year (of which 4 billion net to Eni) of natural gas from the Libyan fields of Wafa and Bahr Essalam. Volumes available have been already booked under long term contracts and will allow a further opening of the Italian natural gas market. Laying is expected to be completed on September 30, 2004

     Within its strategy of international expansion in natural gas in the Iberian Peninsula, Eni purchased 50% of Spanish company Unión Fenosa Gas with an expenditure of euro 442 million. Operating in all segments of the natural gas business and LNG, Unión Fenosa Gas is a relevant partner that can contribute to Eni’s reaching its objective of developing its presence on the Spanish natural gas market which shows interesting growth prospects. In Portugal Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia within the restructuring process of the Portuguese energy sector. Eni will concentrate in the natural gas sector through a 49% interest in Gas de Portugal and by exiting the segment of refining and marketing of refined products in Portugal where Eni operated through Galp Energia. This transaction entails cash proceeds of euro 667 million

     In February supplies of natural gas from Russia to the Turkish national company Botas started via the Blue Stream underwater gasline across the Black Sea. In 2003 Botas withdrew 1.3 billion cubic meters (of which 0.6 billion were Eni’s share). Volumes transported and marketed will progressively increase in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010

     Eni continued its program for developing its electricity generation capacity targeted at about 5.3 gigawatts of installed power by 2006 with total capital expenditure amounting to approximately euro 2.3 billion (of which 1.2 were already expensed). In 2003 the construction of combined cycle power stations fired with natural gas with installed capacity of 3.8 gigawatts at Eni’s sites in Brindisi, Ferrera Erbognone, Mantova and Ravenna started. The commercial start-up of other units under construction is expected by stages between 2004 and early 2006. When fully operational, volumes of natural gas destined to electricity generation will reach 6-7 billion cubic meters per year

     Rationalizations and efficiency improvement actions generated cost savings of approximately euro 50 million

Main financial data	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations	8,400	9,352	9,985	9,625	9,900	14,427	16,098	15,297	16,068
Operating income	1,703	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627
Capital expenditure	1,232	1,207	881	921	906	794	1,065	1,315	1,760
Investments	146	5	17	34	17	1,180	128	158	3,156

Main operating data

		1995	1996	1997	1998	1999	2000	2001	2002	2003
Sales of natural gas to third parties in primary distribution	(bn cm)	52.55	53.23	53.14	55.69	60.24	61.25	61.96	60.44	65.12
Natural gas consumed by Eni	(bn cm)								2.02	1.90
Sales of natural gas in secondary distribution outside Italy	(bn cm)		2.80	2.79	2.73	2.67	3.48	3.91	3.79	4.44
Sales of natural gas to third parties and natural gas consumed by Eni	(bn cm)	52.55	56.03	55.93	58.42	62.91	64.73	65.87	66.25	71.46
Natural gas transported on behalf of third parties in Italy	(bn cm)	1.48	2.42	4.35	6.07	6.90	9.45	11.41	19.84	24.63
Electricity production sold	(TWh)						4.77	4.99	5.00	5.55

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GAS & POWER MAIN RESULTS

the Italian natural gas system

In the next decade world consumption of natural gas is expected to increase, due to the continuous improvement in technologies applicable to all phases of natural gas production, the higher environmental compatibility of natural gas as compared to other hydrocarbons, the expected demographic, economic and social developments and the steady increase in natural gas reserves. Europe represents one of the areas with the highest development rate, where the average increase in consumption is expected to be about 3% per year.

Given the recent regulatory and organizational developments, the Italian national natural gas system takes part in the structural change ongoing in Europe with the prospect of a single market for energy. In this context Italy will be able to make good use of its geographical position and its double integration with the European internal market and the Mediterranean area. Eni has the know-how and experience necessary for becoming a leader in this process of European development.

One of the new features of the development process ongoing in Europe is the importance acquired by international hubs, whose development can be attributed to the new regulations on third party access to transmission networks, to increased gas availability in markets and to the progressive cancellation of the territorial destination clause in supply contracts (see specific paragraph below). Hubs represent the major interconnection points in international transmission networks where volumes of natural gas are traded on spot markets and not under long term contracts. The development of European hubs, located in Great Britain, Belgium and Germany, represents an opportunity for Eni for selling increasing gas volumes, as Eni can take advantage from its diversified supply portfolio and the flexibility provided by long term contracts.

The demand for natural gas in Italy

With consumption amounting to about 77 billion cubic meters in 2003 (increasing by 9.4% over 2002) Italy is the third European market for natural gas after Great Britain and Germany. In 2003, about 20% of natural gas requirements were met through domestic production (including natural gas volumes withdrawn from storage), while imports covered 80%.

Eni expects natural gas consumption in Italy to reach about 90 billion cubic meters in 2010, corresponding to an annual average increase of about 2.5%. The share of natural gas on total domestic energy requirements is expected to reach nearly 37% as compared to the present 33%.

Most of this increase will concern natural gas used in electricity generation, because of the significant advantages of the use of natural gas in combined cycle plants, thanks to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected to increase also from residential and commercial users, due to the further expansion of the natural gas distribution network in Southern Italy and the increased use of natural gas in residential space heating in households and services, in large tertiary firms and as vehicle fuel.

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GAS & POWER THE ITALIAN NATURAL GAS SYSTEM

Transmission, dispatching and regasification

Transmission, dispatching and regasification activities in Italy are carried out by Snam Rete Gas, a company listed on the Italian Stock Exchange (in which Eni holds a 50.07% interest). Eni’s primary transmission network was conferred to Snam Rete Gas in July 2001 in implementation of Legislative Decree No. 164/2000 concerning the Italian natural gas market, which provides for the separation of transmission, dispatching and regasification activities from all other activities in the natural gas segment.

The Italian natural gas transmission system is made up of a national pipeline network and a regional pipeline network for a total length of 31,220 kilometers, of which 30,120 owned by Eni.

The Italian national transmission network is made up of high pressure trunklines, mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with the regional transmission network. The national network includes also some interregional lines reaching important markets.

The regional transmission network is made up of the remaining lines and allows the transmission of natural gas to industries, power stations and local distribution companies of the various local areas served.

At December 31, 2003 the national pipeline network owned by Eni extended for 7,993 kilometers. Underground pipelines have a maximum diameter1 of 48 inches and carry natural gas at pressures of 24 to 75 bars. The underwater pipeline crossing the Messina Strait has a diameter of 20 to 26 inches and carries natural gas at a pressure equal to or higher than 115 bars.

The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

for natural gas imported from Algeria:

•	two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). These lines are linked to the import pipelines that carry natural gas from Algeria through the Sicily Channel. The pipeline transmission capacity amounts to 87 million cubic meters/day;

for natural gas imported from Russia:

•	two lines with 48/42/36/34-inch diameters extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline transmission capacity amounts to 84.4 million cubic meters/day;

for natural gas imported from the Netherlands and Norway:

•	two lines, with a 48-inch diameter, 177-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transmission capacity amounts to 60.7 million cubic meters/day.

In 2003 Eni’s national network increased by 50 kilometers due to the entry into service of lines: (i) from Istrana to Camisano (37 kilometers); (ii) from Bernalda to Brindisi (7 kilometers); (iii) from Malborghetto to Bordano (6 kilometers).

The national transmission network will be upgraded by means of:

•	the laying of a third line with a 48-inch diameter over 264 kilometers (124 of which already operational as of December 2002) from Tarvisio to Zimella (Verona) on the pipeline carrying natural gas imported from Russia and the upgrade of the Malborghetto compression station. Works are expected to be completed by 2007;

(1)	The diameter of lines varies according to the route’s carrying requirements or according to their different construction or upgrading date.

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■	the laying of a pipeline (66-kilometer long with a 36-inch diameter, 24 million cubic meters/day transmission capacity) from Gela (point of connection with the Greenstream pipeline importing gas from Libya. See international gaslines below) to Enna (point of interconnection with the national network). This pipeline is expected to start operations in 2004;

■	the laying a 70-kilometer long pipeline with a 30-inch diameter (39 already operating in 2003 and 31 from 2004) from Pontremoli to Parma for upgrading the connection of the Panigaglia LNG terminal with the national network and local markets.

Eni’s regional transmission network is made up of pipes with smaller diameter than the national lines for a total length 22,127 kilometers. These pipes carry natural gas at pressures lower than 5 bars, between 5 and 24 bars and between 24 and 75 bars. In 2003, Eni’s regional network increased by 275 kilometers due to the entry into service of the Sannicola-Ugento-Tricase pipeline in Southern Italy, of the connection with the EniPower Ferrera-Erbognone power station and of various connections to end users.

Eni’s system is completed by: (i) 11 compressor stations with a total power of about 620 megawatts; (ii) 4 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo and Messina in Sicily and Favazzina and Palmi in Calabria.

The control room of the dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with local units. In 2003 this system obtained the ISO 9000 certification. Peripheral units are represented by 8 districts that monitor the transmission network through 69 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations. With the aim of rationalizing maintenance activities in 2003 various interventions were performed: (i) extension of remote control/remote monitoring by installing 74 new remote control units (valves, reduction plants and network terminals) which allow to reduce the time necessary for interventions aimed at restoring normal functioning and at increasing safety and reliability of operations; (ii) rationalization of local units and reduction of their number from 74 to 69; (iii) the entry into service on 90% of all maintenance units of a new IT system for the optimization of monitoring and periodic supervision; (iv) extension of new remote diagnostic systems of gas compressor units that allow for a constant monitoring of the system’s efficiency and for the optimization of costs and intervention times.

In addition to the international pipeline transmission system, natural gas enters Eni’s system also through the Panigaglia (Liguria) LNG terminal, which receives liquefied natural gas (LNG) carried by tanker ships. This terminal is the only one in Italy, at its maximum it can input approximately 3.5 billion cubic meters/year into the transmission network. LNG is downloaded from tanker ships and stored, then vaporized in a regasification plant made up of cryogenic pumps and submerged flame vaporizers. When it has recovered the gaseous state, natural gas is input in the transmission network. This terminal also regasifies LNG

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GAS & POWER THE ITALIAN NATURAL GAS SYSTEM

bought by Enel. In 2003, volumes of LNG regasified amounted to the equivalent of approximately 3.5 billion cubic meters of natural gas. Upgrading of this terminal is underway by means of an enhancement of the boil-off gas recovery system.

In 2003 approximately 76.4 billion cubic meters of natural gas were input in the national network, of these approximately 33% were owned by third parties.

The Italian natural gas system is supplied for about 80% with imported gas, transmitted to Italy through a network of international high pressure pipelines for a total of about 3,800 kilometers; in which Eni owns transportation rights, in particular:

■	the TENP PIPELINE, 968-kilometer long (a 500-kilometer long single line and a 468-kilometer long doubling line) with transit capacity of 44 million cubic meters/day and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border. In 2003 the upgrading of this pipeline was completed with the entry into service of 44 kilometers of doubling line and a 3.7 million cubic meters/day increase in transit capacity;

■	the TRANSITGAS PIPELINE, 291-kilometer long, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 61 million cubic meters/day. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;

■	the TAG PIPELINE, 1,018-kilometer long, made up of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity of 81 million cubic meters/day and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in Italy. This pipeline is being upgraded with the laying of a third 380-kilometer long line (258 already operating);

■	the TTPC PIPELINE, 742-kilometer long, made up of two lines each 371-kilometer long with a transit capacity of 78 million cubic meters/day and three compression stations, which

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transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline;

■	the TMPC PIPELINE for the import of Algerian gas, 775-kilometer long, made up of five lines each 155-kilometer long with a transit capacity of 101 million cubic meters/day which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into Italy.

In August 2003 works started for the laying of the Greenstream pipeline, an underwater 520-kilometer long pipeline with a 32-inch diameter for the transport of natural gas from Mellitah in Libya to Gela in Sicily for the transmission of natural gas from Libyan fields (targeted at 8 billion cubic meters/year, of which 4 billion is Eni’s share, with a transmission capacity of 24.4 million cubic meters/day, and laid at a maximum depth of 1,130 meters by the Saipem Castoro 6 vessel. This project is scheduled to be completed by September 30, 2004 with an expenditure of dollar 953 million, corresponding to euro 0.8 billion (dollar 715 million corresponding to euro 0.6 billion is Eni’s share) including the link to the national network.

At the end of 2002 the Blue Stream underwater pipeline started operating. This 774-kilometer long (on two 24-inch diameter lines) pipeline with a transmission capacity of 49 million cubic meters/day, linking the Russian and Turkish coast of the Black Sea, will transport approximately 16 billion cubic meters (Eni’s share 8 billion) of natural gas to be sold on the Turkish market (see “Development Projects” below). Supplies to the Turkish national company Botas started in February 2003.

Sales in Italy

In 2003, Eni’s natural gas sales in primary distribution in Italy amounted to 52.8 billion cubic meters (including volumes consumed in operations). The Italian natural gas market is made up of three main segments: residential and commercial, industrial and thermoelectric. Customers can be divided into two groups: final users directly consuming natural gas and wholesalers (mainly local distribution companies) purchasing natural gas to sell it to final customers (mainly small industries and residential and commercial users). According to the types of distribution, natural gas sales are divided into: (i) large distribution (primary distribution) which includes sales to wholesalers and large customers; (ii) local distribution (secondary distribution) represented almost exclusively by sales made by local distribution companies to commercial and residential customers, the tertiary sector and small industries located in urban areas, receiving natural gas from low pressure networks. From January 1, 2003 with the complete opening of the natural gas market, as per Legislative Decree No. 164/2000, all customers are allowed to purchase natural gas at any source and to enter contracts with transmission companies on the national network and with distribution companies on local networks for the transmission to the delivery points.

In 2003 wholesalers, including local distribution companies and automotive natural gas sellers, sold over 34 billion cubic meters to final users (44% of total natural gas consumption), with an 8% increase over 2002. In 2003, Eni’s natural gas sales to wholesalers amounted to 24.1 billion cubic meters.

Natural gas consumption in the industrial segment (linked to the national and regional networks) amounted to over 16 billion cubic meters (22% of total consumption), with a 1% increase over 2002. In 2003, Eni’s sales of natural gas to industrial users amounted to about 13 billion cubic meters (including volumes consumed in operations).

Natural gas consumption in the thermoelectric segment amounted to over 26 billion cubic meters (34% of total consumption), with a 17% increase over 2002. This segment includes electricity producers and distributors (Enel and some municipal utilities) and industrial

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producers of electricity. In 2003, Eni’s sales of natural gas to thermoelectric users amounted to 15.7 billion cubic meters (including volumes consumed in operations).

In 2002 Eni reorganized its activities by creating six new branches in Italy in order to react promptly and efficiently to market requirements and applying the home working model to all its sales personnel. The new marketing strategy is aimed at market segmentation and customer satisfaction, through offers tailored on customers needs and the integration of gas and electricity. In particular the customized commercial offer includes a range of elements such as, for example, various price formulas and types of indexes aimed at controlling price volatility, availability of services and technical assistance. In 2003 Eni’s commercial strategy was focused on contact channels: sales persons, contact centers, technical assistance, a new customer portal, which was completed in the year.

Eni, through its 100% subsidiary Italgas, is the Italian leader in the retail sale of natural gas to residential and commercial users with 5.8 million customers in 2003 (about a third of the market). In 2003, Eni’s retail sales in Italy amounted to 8.4 billion cubic meters (approximately 25% of the retail market). Eni owns a low pressure urban network in Italy consisting of 46,780 kilometers of pipelines at December 31, 2003, and serving 1,228 municipalities, among which Rome, Naples, Venice, Florence and Turin (the latter through an affiliate).

Sales activities and customer management are performed by Italgas Più SpA, established in 2002 by Italgas SpA in implementation of the regulations contained in Legislative Decree No. 164/2000, which provided for the separation of retail sales from all other activities in secondary distribution of natural gas; the new company was conferred the relevant business and is now present on the market with a new and wider supply of services; in particular:

■	a post-counter service for extraordinary and planned maintenance interventions on autonomous household heating systems, offered in two forms: (i) “Assistenza Italgas Più” concerning the planned maintenance of heaters fired with any fuel that need to be periodically monitored and subjected to combustion analysis; (ii) “Pronto Assistenza” concerning fast interventions of skilled technicians for repairing damages or checking heaters and other parts of the heating plant;

■	a service of energy management addressed mainly to the public administration, condominiums, the tertiary sector and industrial enterprises supplying heat instead of just natural gas, design of heating systems and consultancy services. It provides immediate solutions to problems of management, design and upgrade of plants and frees customers from technical and organizational tasks as wells as from responsibilities and administrative tasks.

Italgas Più also improved its tools for getting in contact with customers adding to the traditional access point other specific channels:

■	an integrated toll-free call center system (located in Turin, Rome, Florence, Naples, Chiavari) which customers can access for any information concerning services provided: payment of bills, information on consumption, requests for service and all technicalities related to it;

■	a network of franchisors made up of 94 “shops” with flexible opening hours available to customers for any request concerning services provided. Italgas Più targets the establishment of 460 franchised shops by 2005.

The interactive web site www.italgaspiu.it represents a true online shop where customers can: (i) find all information concerning services; (ii) check their accounts; (iii) simulate consumption; (iv) change personal data; (v) organize payments through their bank account. This business will be developed by entering new areas and by promoting new services such as air conditioning and co-generation for small enterprises, in order to foster new forms of consumption.

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Sales in the rest of Europe

On European markets Eni signed seven long-term supply contracts with operators in the natural gas sector. These contracts, when fully operational, will enable Eni to supply about 15 billion cubic meters of natural gas per year, including 8 billion cubic meters (Eni’s share 4 billion) from the Libyan fields. Until the production from Libyan fields comes on stream, these supplies will be covered with gas derived from Eni’s wide and diversified portfolio of supply contracts.

In 2003 sales in Europe amounted to 25 billion cubic meters, including sales through affiliates (about 7.5 billion cubic meters); in particular: (i) about 14 billion related to sales in target markets, among which Turkey (0.6 billion to Botas), Germany and Northern Europe (a total of 6.2 billion), the Iberian Peninsula (3.2 billion, of which 1.1 billion to the Spanish electric company Iberdrola), Hungary (3.3 billion); (ii) over 9 billion related to supply contracts with operators in the natural gas sector in Italy.

Outside Italy Eni is present in natural gas secondary distribution in the rest of Europe and Latin America as follows:

■	Hungary through Tigaz (controlled by Eni with a 50% interest), the largest regional gas distribution company in the country. In 2003 Tigaz consolidated its market share by purchasing a majority stake in three natural gas distribution companies: Mol-Gàz (now Tigaz 2), Zsàmbèrkgàz and Turulgàz. In 2003, natural gas sales in Hungary amounted to 3.3 billion cubic meters. In 2003 customers supplied were approximately 1.1 million in 1,120 municipalities through an about 24,000-kilometer long network;

■	Argentina, through Distribuidora de Gas Cuyana SA (Eni’s interest 45.6%), which operates in the urban area of Mendoza, serving about 371,000 customers through a network of about 9,000 kilometers of pipelines. In 2003, it handled 1.8 billion cubic meters of natural gas; about 1 billion was sold to end users, while the rest was transported on behalf of third parties;

■	Slovenia, through Adriaplin Doo (Eni’s interest 51%), which distributes natural gas to about 8,000 customers in 17 urban centers through a network of about 363 kilometers of pipelines. In 2003, it sold 37 million cubic meters.

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Supply

Eni’s natural gas requirements are met for about 82% with imports (mainly from Algeria, Russia, the Netherlands and Norway) under long-term contracts, and for the remaining part by purchases of gas produced in Italy by Eni’s Exploration & Production segment. Eni is a party in import contracts with an average residual duration of about 17 years which will provide a total of approximately 67.3 billion cubic meters of natural gas per year (28.5 from Russia, 21.5 from Algeria, 9.8 from the Netherlands, 6 from Norway and 1.5 from Nigeria) from 2008. Overall natural gas volumes under contract amount to approximately 1,088 billion cubic meters.

The so called territory destination clause for gas imported from Russia was cancelled: an agreement signed by Eni and Gazexport (Gazprom) allows Eni to sell the gas it purchases from Gazexport in countries other than Italy; Gazexport in turn can sell its gas to other Italian operators. This agreement was filed for approval to the European Commission, which concluded its exam of the contract, started when Eni and Gazexport agreed on the destination clause. The Commission requested Eni to assume additional obligations favoring competition, in particular: (i) Eni should make volumes of natural gas purchased from Gazexport available outside Italy; (ii) Eni shall promote the upgrading of the TAG gasline (from Austria into Italy) with deadlines consistent with the decision of third parties to build LNG terminals in Italy.

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development projects

Eni is engaged in various development projects concerning the sale of natural gas in the rest of Europe in order to compensate the growth potential that cannot be developed in the domestic market, due to the limits set to operators. In Europe Eni can leverage on a positive competitive positioning as concerns gas availability, access to infrastructure, relations with producing countries and knowledge of markets. Based on the contracts and projects defined to date, Eni expects to sell 44 billion cubic meters of natural gas outside Italy by 2007.

     GERMANY

Eni is present on the German natural gas market since late 2002 through GVS (Gasversorgung Süddeutschland GmbH) in which it acquired a 97.81% interest in joint venture with the German electricity operator EnBW. GVS is the fourth operator in the German gas market where it transports and markets about 7 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the south-western areas of the country through an approximately 1,880-kilometer long gas pipeline network. Through GVS and the development of direct sales, Eni expects to sell about 4 billion cubic meters/year, of which 3.4 billion cubic meters of natural gas through GVS, corresponding to 4% of German consumption in 2007.

       IBERIAN PENINSULA

Portugal

In April 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia (Eni’s interest 33.34%) within the restructuring process of the Portuguese

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GAS & POWER DEVELOPMENT PROJECTS

energy sector. Eni will concentrate in the natural gas sector through a 49% interest in Gas de Portugal (indirectly owned through Galp Energia) and will exit the segment of refining and marketing of refined products in Portugal where Eni operated through Galp Energia. Gas de Portugal will be managed jointly with Electricidade de Portugal, the other shareholder with a 51% interest; the natural gas transmission network owned by Gas de Portugal will be sold to a state-owned Portuguese company. This transaction entails cash proceeds of euro 667 million. The finalization of the agreement is subject to authorization from relevant antitrust authorities. In 2003 Galp sold about 3.8 billion cubic meters of natural gas to about 600,000 customers through a network of high, medium and low pressure pipelines about 9,000-kilometer long. Galp’s asset include interest two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, that started operations in the fourth quarter of 2003, which provide Eni with a basis to access the Iberian market.

      Spain

After obtaining the relevant authorizations from European antitrust authorities and the Spanish Government, in July 2003 Eni finalized the purchase of a 50% interest in Unió n Fenosa Gas (the remaining 50% being held by Unión Fenosa SA) with an outlay of euro 442 million. Unión Fenosa Gas is active in natural gas supply and sale to final users and to power generation companies. It holds a 25-year supply contract, with an option for a 25 year extension, involving 4 billion cubic meters per year with the Egyptian Natural Gas Holding Company (EGAS). It is active in LNG through a liquefaction plant with a capacity of over 7 billion cubic meters per year under construction near Damietta, on the Egyptian coast and through an 8% interest in a liquefaction plant under construction in Oman, which is expected to start operations in 2006. In addition, it holds a 19% and a 50% interest in the Reganosa and Sagunto regasification plants under construction, expected to start operations in 2005.

Through Unión Fenosa Gas, Gas de Portugal and the development of direct sales, Eni targets to sell about 6.7 billion cubic meters by 2007 in the Iberian Peninsula.

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     TURKEY - BLUE STREAM

Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system, that links the Russian (Beregovaya) to the Turkish (Samsun) coast of the Black Sea. The gasline transports natural gas produced in Russia which is sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a long-term contract. Supplies to Botas started in February 2003, by year-end Botas had withdrawn approximately 1.3 billion cubic meters of natural gas (of which 633 million were Eni’s share). Volumes transported and marketed will increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010.

     GREECE

Eni holds a 49% interest in the natural gas secondary distribution companies EPA Thessalonica and EPA Thessaly. The two companies hold a 30-year licence for natural gas distribution to residential and commercial users as well as the right to use distribution networks. The two companies, whose operations are managed by Eni, are extending the distribution network in their areas covering about 2 million inhabitants. Natural gas sales of the two companies are targeted at 800 million cubic meters of natural gas per year.

     LNG

Eni is a party in various initiatives in the area of LNG. In particular Eni holds a 10.4% interest in Nigeria LNG Co that manages the Bonny liquefaction plant. The plant, made up of three treatment trains with an overall capacity of 11.4 billion cubic meters/year of liquefied natural gas is undergoing an upgrade by means of the installation of two further trains which will increase its capacity to 21.8 billion cubic meters/year and are expected to be completed by the end of 2005.

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power generation

Eni, through EniPower, is one of the major operators in electricity generation on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna and Taranto with installed capacity in operation of approximately 1.9 gigawatts at December 31, 2003.

In 2003, Eni sold 8.7 terawatthour of electricity, of which about 5.6 produced by EniPower, corresponding to approximately 3% of the Italian market, and 9.3 million tonnes of steam. Eni intends to develop its electricity generation capacity and sales by exploiting the advantages provided by the integration of natural gas and electricity, targeting in 2006 an installed capacity of 5.3 gigawatts, corresponding about 11% of electricity generation planned in Italy at that date. Planned expenditure amounts to euro 2.3 billion, of this 1.2 already expensed. This objective will be pursued by building new capacity at Eni’s industrial sites. In particular work is underway at Ferrera Erbognone, Brindisi, Ravenna, and Mantova with total installed capacity of about 3.8 gigawatts (including the units started in 2003 at Ferrera Erbognone and Ravenna each with a capacity of 0.39 gigawatt) while authorizations are awaited for the new units (0.8 gigawatt) to be installed at Ferrara. High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production mode that entails priority on the national dispatching network and the exemption from the purchase of “green certificates”2. Eni estimates that EniPower power stations will allow to reduce total emissions of carbon dioxide by 8%, with negligible amounts of particulate and sulphur oxides as well as very low emissions of nitric oxides as compared to emissions caused by electricity generation in Italy in 2000. EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size the plants it is building. When fully operational, consumption of natural gas of Eni’s plants will reach about 6-7 billion cubic meters/year, supplied by Eni.

(2)	Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity produced from non renewable sources exceeding 100 gigawatt. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so called “green certificates”) to cover all or part of such 2% share. This obligation applies to import or production of electricity net of, among others, co-generation and volumes consumed in questions.

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GAS & POWER GENERAZIONE ELETTRICA

Natural gas supplies	(billion cubic meters)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	18.05	17.05	16.81	17.72	16.16	13.64	14.62	12.67	12.12
Russia	13.83	13.56	13.75	16.69	19.09	21.03	19.51	18.62	18.92
Algeria	17.43	18.55	16.02	16.83	20.40	21.56	18.39	16.35	16.53
Netherlands	3.62	4.45	5.00	3.02	2.87	6.09	7.00	7.55	7.41
Norway							1.10	4.83	5.44
Croatia								0.31	0.65
Purchases for trading and other								1.48	2.65
Algeria (LNG)	0.05		1.89	1.99	2.06	2.01	1.79	1.92	1.98
Others (LNG)								0.30	0.72
Outside Italy	34.93	36.56	36.66	38.53	44.42	50.69	47.79	51.36	54.30
Total purchases in primary distribution(1)	52.98	53.61	53.47	56.25	60.58	64.33	62.41	64.03	66.42
Withdrawals from (input to) storage	52.98	53.61	53.47	56.25	60.58	(2.43)	0.13	(1.43)	0.84
Network losses and measurement differences	(0.43)	(0.38)	(0.33)	(0.56)	(0.34)	(0.65)	(0.58)	(0.14)	(0.24)
Volumes available for primary distribution	52.55	53.23	53.14	55.69	60.24	61.25	61.96	62.46	67.02
Volumes available for secondary distribution outside Italy		2.80	2.79	2.73	2.67	3.48	3.91	3.79	4.44
	52.55	56.03	55.93	58.42	62.91	64.73	65.87	66.25	71.46

(1)	From 2003 the Gas & Power segment manages trading activities of purchased natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes purchased and sold in 2002 were increased by 1.70 billion cubic meters.

Natural gas sales	(billion cubic meters)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	52.55	53.23	53.10	55.62	60.19	59.92	58.89	50.54	50.93
Wholesalers (distributing companies)	27.07	28.36	27.31	29.49	30.85	30.26	30.83	25.14	24.07
Industrial users	15.69	15.40	15.65	15.66	16.33	16.79	15.25	12.92	11.83
Thermoelectric users	9.79	9.47	10.14	10.47	13.01	12.87	12.81	12.48	15.03
Rest of Europe			0.04	0.05	0.05	1.33	3.07	9.90	14.15
Other outside Italy									0.04
Sales to third parties in primary distribution	52.55	53.23	53.14	55.69	60.24	61.25	61.96	60.44	65.12
Sales in secondary distribution outside Italy		2.80	2.79	2.73	2.67	3.48	3.91	3.79	4.44
Total sales to third parties	52.55	56.03	55.93	58.42	62.91	64.73	65.87	64.23	69.56
Volumes consumed by Eni								2.02	1.90
Sales to third parties and volumes consumed by Eni	52.55	56.03	55.93	58.42	62.91	64.73	65.87	66.25	71.46

The breakdown by customer in this table is based on the type of contract and therefore does not correspond to the breakdown of sales to wholesalers and end customers envisaged in Legislative Decree No. 164/2000.

Natural gas transported in Italy(1)	(billion cubic meters)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
On behalf of Eni’s primary distribution	52.55	53.23	53.14	55.69	59.67	63.73	58.17	54.56	51.74
On behalf of third parties	1.48	2.42	4.35	6.07	6.90	9.45	11.41	19.84	24.63
Enel		0.52	2.48	4.04	4.50	6.27	6.28	8.28	9.18
Edison Gas				1.27	1.52	2.10	2.98	5.34	7.49
Other	1.48	1.90	1.87	0.76	0.88	1.08	2.15	6.22	7.96
	54.03	55.65	57.49	61.76	66.57	73.18	69.58	74.40	76.37

(1)	Include volumes input to domestic storage.

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Transport infrastructure

	Length			Pressure	Transport	Transit	Compressor
	of main line	Lines	Diameter	min-max	capacity	capacity	stations
Route	(km)	(units)	(inch)	(bar)	(mn cm/d)	(mn cm/d)	(units)
Italy
Mazara del Vallo-Minerbio	1,540	2	48/42	74	87.0		7
Tarvisio-Sergnano-Minerbio (under upgrading)	440	2/3	48/42/36/34	58/70	84.4		2
Passo Gries-Mortara	177	2	48/34	55/75	60.7		1
Outside Italy(1)(2)
TENP (Bocholtz-Wallbach)	500	1+1 468 km	36/38/40		66.0	44.0	4
Transitgas (Rodersdorf-Lostorf)	165	1+1 71 km + one 55 km	36/48		76.0	61.0	1
TAG (Baumgarten-Tarvisio) (under upgrading)	380	2+1 258 km	36/38/40/42		99.0	81.0	3
TTPC (Oued Saf Saf-Cap Bon)	371	2	48		79.0	78.0	3
TMPC (Cap Bon-Mazara del Vallo)	155	5	20/26		101.0	101.0	0
Greenstream (Mellitah-Gela)(3) (under construction)	520	1	32		24.4		1
Blue Stream (Beregovaya-Samsum)(3)	391	1+1 383 km	24		49.0		1

(1)	As of January 2004.

(2)	Capacity is related to standard conditions: pressure 1.01325 bar; temperature 288.15 K.

(3)	Data relate to full operation of the transport system.

Transport capacity includes both transit capacity and maximum daily volumes of natural gas destined to local markets and withdrawn at various points along the pipeline. Transit capacity is the maximum daily volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

Power generation

		2000	2001	2002	2003
Purchases
Natural gas	(mn cm)	827	784	819	940
Other fuels	(th toe)	842	936	885	847
Sales
Electricity production sold	(TWh)	4.77	4.99	5.00	5.55
Electricity trading	(TWh)		1.56	1.74	3.10
Steam production sold	(th t)	9,535	10,025	9,302	9,303
Installed generation capacity	(GW)	1.0	1.0	1.0	1.9

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refining & marketing

STRATEGIES

■  Increase the efficiency and flexibility of the refining system focusing on fuel quality

■  Intensify efficiency and competitivity improvement actions through the growing integration of refining, marketing and logistics

■   Continue the process of requalification and strategic repositioning of the distribution network in Italy by focusing on Agip branded service stations with high throughput and high non oil potential; in the rest of Europe by developing in selected areas

ROACE

Eni is engaged in the refining and sale of refined products mainly in Italy, the rest of Europe and Latin America. In distribution, with its Agip and IP brands, Eni is market leader in Italy. In 2003, Eni’s sales of refined products amounted to 49.9 million tonnes, of which 30.6 million tonnes in Italy. The processing capacity of Eni’s wholly-owned refineries was 25.2 million tonnes (equal to 504,000 barrels/day) at December 31, 2003.

In refining interventions are planned for rationalizing refining capacity by balancing production and demand and increasing refinery efficiency and flexibility. These actions will allow to increase conversion rates from the 60% average of the 2000-2003 period to 64% by 2007. Eni also intends to adjust the characteristics of its refined products to the evolution of fuel specifications in Europe focusing on fuels dedicated to specific market segments by leveraging on its integrated refining-logistics-distribution system.

In logistics Eni aims at increasing flexibility in order to allow the distribution of different high quality fuels and reducing costs by means of joint ventures with qualified partners. Eni intends to continue the process of requalification and strategic repositioning of the distribution network. In Italy by focusing on Agip branded service stations with high throughput and high non oil potential; in the rest of Europe by developing in selected areas. Eni’s objective in Italy is to reach European standards in terms of average throughput, services to customers and automation. In the rest of Europe Eni intends to strengthen its position in selected areas, in particular eastern Spain, southern France and Germany where it can obtain logistical and operating synergies and exploit the well-known Agip brand. Market shares will be increased by buying modern and well equipped services stations. Eni will intensify its efforts for efficiency improvements in all its business lines.

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REFINING & MARKETING

MAIN RESULTS

     In 2003 Eni substantially completed the restructuring of its distribution network in Italy, aimed at reaching European standards in terms of average throughput and services to customers. The average throughput of Agip branded service stations in Italy increased by 26% (from 1.9 to 2.4 million liters)

     The BluDiesel and High Fidelity initiatives confirmed their market success. BluDiesel, a low environmental impact gasoil, reached sales of 850 million liters, corresponding to 16% of all gasoil sales in Agip branded service stations. The High Fidelity campaign, which offers discounts to customers through personal cards, distributed 3.5 million cards, increasing by 30% over 2002; approximately 25% of Agip service stations’ throughput was sold via these cards

     Sales of refined products on Eni’s network in the rest of Europe exceeded 3 million tonnes, with an 18% increase over 2002 as a consequence of a selective development strategy in markets with interesting growth prospects where Eni can leverage on the well known Agip brand and on logistic and operational synergies. In 2003 Eni purchased 410 services stations in Spain, Germany and France

     Within the policy of specific focus on environmental protection and product quality, the construction of a tar gasification plant was started at the Sannazzaro refinery. This plant will produce synthesis gas from heavy fractions for the supply of the nearby EniPower electricity plant

     Rationalizations and efficiency improvement actions generated cost savings by approximately euro 85 million

Main financial data	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations	10,594	11,326	11,834	10,374	14,415	25,462	22,083	21,546	22,148
Operating income	456	214	578	730	478	986	985	321	583
Capital expenditure	520	584	495	586	524	533	496	550	730
Investments	40	48	17	282	2	570	51	54	10

Main operating data

		1995	1996	1997	1998	1999	2000	2001	2002	2003
Oil products available from processing	(mn ton)	38.10	37.80	36.40	40.10	38.31	38.89	37.78	35.55	33.52
Sales of petroleum products	(mn ton)	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.02	49.91
Italy	(mn ton)	37.62	37.56	36.15	36.00	35.45	35.54	34.99	33.07	30.58
Outside Italy	(mn ton)	14.28	13.80	15.45	18.19	16.37	17.92	18.25	18.95	19.33
Service stations at period end (in Italy and outside Italy)	(units)	13,529	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647
Average throughput (in Italy and outside Italy)	(th liters/d)	1,431	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771
Balanced refining capacity of wholly-owned refineries at period end	(th bbls/d)	824	664	664	664	664	664	664	504	504
Utilization rate of balanced refining capacity of wholly-owned refineries	( %)	86	87	94	103	96	99	97	99	100

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ENI FACT BOOK 2003
REFINING MARKETING MAIN RESULTS

refining

Eni is engaged in refining activities in Italy and owns interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of 34 million tonnes (equal to 681,000 barrels/day), at December 31, 2003, with 29.2 million tonnes capacity in Italy.

Italy

Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% and 28% interest in the Milazzo and Priolo refineries in Sicily, respectively. At December 31, 2003, Eni’s wholly owned refineries in Italy had a balanced capacity of 25.2 million tonnes (equal to 504,000 barrels/day), corresponding to over a fourth of Italian capacity and a conversion capacity of over 16.3 million tonnes, with a 58.8% conversion equivalent rate, one of the highest in Europe.

In 2003 total intake processing on own account amounted to 31.8 million tonnes (of these 8.4 million tonnes on refineries belonging to third parties, in particular Milazzo, Priolo and Saras). Total intake processing on wholly owned refineries amounted to 25.1 million tonnes with a nearly 100% utilization rate.

Eni confirms its strategy aimed at reducing Fob refining capacity in order to reach a total capacity of 30 million tonnes by 2007, increasing the share of Cif capacity from 65% of total capacity in 1999 to 83% in 2007. Eni also intends to improve refinery performance by means of: (i) creating more flexible operating structures, optimizing maintenance and reducing energy consumption; (ii) increasing the conversion index from 60% in the 2000-2003 period to about 64% by 2007, in order to improve its supply system and to adjust the characteristics of its refined products to the evolution of fuel specifications in Europe. Each of Eni’s Italian refineries is specialized based on its logistical configuration, geographic location and integration with other Eni business segments.

SANNAZZARO, with a balanced primary refining capacity of 160,000 barrels/day is one of the most efficient refineries in Europe. Located in the south-west of the Po Valley, at the confluence of the rivers Po and Ticino, it produces mainly gasolines, gasoil and other light products for the supply of markets in north-western Italy, Switzerland and Bavaria. Besides its primary distillation plants, this refinery contains two catalytic reforming plants used to increase the octane number of gasolines, an isomerization plant and three desulfurization plants, which allow a high degree of flexibility of production related to market and environmental conditions. The conversion plants are: a fluid catalytic cracker (FCC), an HDCK middle distillate conversion, and a Visbreaking thermal conversion. This refinery processes mainly oil from Russia, Africa and the North Sea incoming at the Genoa harbor and oil from Eni’s nearby Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genoa terminal with French speaking Switzerland and Bavaria. In 2003 expenditure was dedicated to the upgrade of diesel fuel manufacture in line with new European regulations in force from 2005 and to the construction of a new tar (heavy residue from visbreaking) gasification plant that will produce syngas from fuel oil and will be used to fire the nearby EniPower power station.

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REFINING & MARKETING REFINING

GELA, with a balanced primary refining capacity of 100,000 barrels/day represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Besides its primary distillation plants, this refinery contains the following plants: an FCC reactor with advanced technology and two coking plants for the conversion of low grade feedstocks and vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and manufacture valuable products and electricity. This refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards. Oil and oil products are handled on land and by sea.

TARANTO, with a balanced primary refining capacity of 90,000 barrels/day, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuel for automotive use and residential heating purposes for the southeastern Italian markets. Besides its primary distillation plants, this refinery contains desulfurization plants and conversions plants such as: a two-stage thermal conversion plant (Visbreaking/thermal cracking) and an RHU conversion plant, one of the most advanced plants in the world with high yield of valuable products and low environmental impact. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline; in 2003 a total of 2.1 million tonnes of this oil were processed. In 2003 the topping unit was upgraded in order to respond to the increasing availability of oil from the Val d’Agri fields.

LIVORNO, with a balanced primary refining capacity of 84,000 barrels/day, manufactures mainly gasolines, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two gasoline treatment plants, an isomerization plant and an octanization plant for the manufacture of highly environmental friendly gasolines, as well an advanced solvex cycle for lubricant manufacture. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency as concerns reception, handling and distribution of products. In 2003 plants were upgraded for the manufacture of higher viscosity lubricants (Group II bases) and the desulfurization of gasoil provided for by the new 2005 specifications.

PORTO MARGHERA, with a balanced primary refining capacity of 70,000 barrels/day, produces mainly gasolines and other light products for the supply of markets in north-eastern Italy, Austria, Slovenia and Croatia. Besides its primary distillation plants, this refinery contains a gasoline treatment plant, octanization plants and a two-stage thermal conversion plant (Visbreaking/thermal cracking) for increasing yields of valuable products. At year end the desulfurization plant was upgraded in order to comply with the new 2005 specifications.

Outside Italy

In Germany Eni holds an 8.3% interest in the SCHWEDT refinery and a 20% interest in BAYERNOIL, an integrated industrial pole including the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70,000 barrels/day. Eni’s share of the production of the three integrated refineries and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.

Eni holds a 16.33% interest in CESKA RAFINERSKA (CRC) which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. In 2002 the CRC partners approved a plan under which the refinery provides a service of oil processing on account of its partners in proportion to their respective interests. This plan started up in the second half of 2003. Under this new arrangement Eni overall balanced conversion capacity increased by 27,000 barrels/day over 2002.

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REFINING & MARKETING REFINING

logistics

Eni is the leading transporter of petroleum products in Italy. Its logistical integrated infrastructure consists of storage sites and a network of petroleum product pipelines.

The storage infrastructure is made up of 12 directly managed storage sites all over Italy and of interests in five companies established by the major Italian operators in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) aimed at reducing costs, increasing efficiency and developing innovative integrated services to customers. Sigemi manages storage and handling of semi-finished and refined products by means of pipelines between Arquata and Ferrera.

For the transport of refined products on land Eni also owns storage facilities, pumping stations and a pipeline network, integrated by leased pipelines. Eni’s pipeline network in Europe extends over 3,173 kilometers, of these 1,476 are wholly owned.

Eni’s logistic system also makes use of a leased fleet of tanker ships and tanker trucks for the distribution of refined products on the retail and wholesale markets.

Eni also owns a 65% interest in Costiero Gas Livorno, a company that operates an underground storage facility in Livorno with the capacity to store 45,000 cubic meters of propane.

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marketing

Retail sales

     ITALY

At December 31, 2003, Eni’s retail distribution network consisted of 7,290 service stations (60% of which under the Agip brand), a 420 unit decrease over December 31, 2002, due to the sale of 281 service stations, the closure of 66 marginal stations and the negative balance of acquisitions and expirations of lease contracts (104 units), whose effects were offset in part by the purchase/construction of 31 new service stations.

Eni is implementing a process of requalification and strategic repositioning of its distribution network in Italy and in the rest of Europe. In Italy Eni continues the upgrading process of its retail network by developing its core network (stations with high throughput and high non oil retail potential), while the rationalization process is in its final phase. Eni’s objective is to reach European standards in terms of throughput, services provided to customers and automation. Eni targets an Agip branded network consisting of 4,180 service stations, a 30% market share and average throughput of about 2.8 million liters by 2007.

In this context the newly established IP company (operational since May 2002) consolidated its activity. The IP network consists of mainly leased service stations devoted to satisfying local markets, with an average throughput of 900,000 liters.

In 2003 markets confirmed the success of BluDiesel, a new diesel fuel with low environmental impact, sold in Agip branded service stations from the end of 2002. This environmentally advanced product was introduced into the market earlier than the regulation imposed by the European Union and was appreciated by motorists because it increases efficiency, reduces consumption and leaves the engine cleaner than traditional diesel fuel. This initiative gives value to the potential of the refining and marketing integrated system (refining-logistics-distribution) and launched a well identified product capable of meeting the requirements of more environmentally sensitive and technically exacting customers on a market that was considered undifferentiated.

In 2003 a total of 850 million liters of BluDiesel were sold, corresponding to 16% of total diesel fuel volumes sold on the Agip branded network on ordinary roads and highways and to 5.2% of all diesel fuel sales on the Italian market. At the end of 2003 about 3,700 Agip branded service stations were selling BluDiesel (about 1,500 at December 31, 2002).

In 2003 sales of refined products on retail markets amounted to 11 million tonnes, average throughput to 1,813,000 liters and market share was 36.6% (37.5% in 2002). In particular sales of Agip branded service stations amounted to 8.99 million tonnes with an average throughput of 2,418,000 liters. Market share of Agip branded service stations increased by 0.6 percentage points (from 29.4 in 2002 to 30% in 2003) also due to the success of BluDiesel. In view of improving fuel quality and services to customers, in 2003 on IP branded service stations sales of Plus 98 started. This new high quality gasoline with better performance in terms of efficiency and engine cleanliness was sold in about 800 service stations at December 31, 2003 (see “New technologies” below).

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REFINING & MARKETING MARKETING

■ Do it yourself campaign

Eni’s “Do-it-yourself” program allows motorists to obtain relevant savings by paying a price 0.021 and 0.026 euro per liter lower than the reference price, in about 3,000 Agip and IP branded service stations located on the ordinary network and highways respectively. In March 2002 Eni launched the “high fidelity” campaign in its self service stations, whereby customers provided with a special free card receive further discounts as a function of the total amount of purchased fuel with additional savings (1 cent/liter for the first 200 liters, 2 cents for the following 200 and 4 cents for volumes from 400 to 500 liters) which can be discounted at any time.

Within the process of upgrading its service station network by promoting customized services in 2003 Eni built: (i) three service stations dedicated to heavy transport, so called “Agip Truck Points”, strategically located on highways with the highest lorry traffic and provided with wide parking space, dedicated runways, personal services active 24 hours a day. In these service stations lorries can be washed and convenience stores are equipped with internet services; (ii) the first “Agip Multienergy” service station where all kinds of fuel are on sale (including also LPG and methane) which obtains part of the energy necessary for servicing from solar panels installed on its roof.

In 2003 Eni continued its “high fidelity” campaign which allows customers accessing self-service outlets provided with an electronic card to obtain price discounts as a function of the total amount of purchased fuel. The number of cards distributed exceeded 3.5 million (up 30% over 2002). The amount of fuel purchased with the card was about 25% of all fuel sold on Agip branded service stations.

The improvement in the quality of service to customers led to a further expansion of the automation process of the domestic network. At December 31, 2003 nearly all Agip branded service stations were provided with a corporate credit card system (94% in 2002). Eni continued the development of its non oil retail activities (retailing and catering) aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service and innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for some international brands of the restaurant and catering sector.

In particular in 2003 the new Agip Caf# outlets were launched, and by year end 104 franchises were opened, while 8 new Pans & Co outlets were opened and convenience stores were reorganized under the new “SpazioAgip” brand name.

Eni intends to continue the development of its non oil activities and expects to provide 66% of its Agip branded network with these structures in the next four years.

In 2003 Eni continued the development of its Multicard paying card which covered 1.25 billion liters (up 7.2% over 2002), while the number of customers provided with this card increased from about 41,000 to 42,000. Multicard is used also by international fleets and is part of the international Routex consortium.

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     OUTSIDE ITALY

As of December 31, 2003, Eni’s retail distribution network outside Italy consisted of 3,357 service stations, of which 1,813 in the rest of Europe and 1,544 in Brazil. Retail sales in the rest of Europe amounted to 3 million tonnes with an average throughput of 2,378,000 liters. Eni intends to develop its presence in selected markets in Europe where it can leverage on logistical and operational synergies and on its well established brand name. In this context it purchased 410 service stations, of these 164 in Spain, 221 in Germany and 25 in France. In the next four years Eni intends to increase by over 30% the number of Agip branded service stations in the rest of Europe, also by means of leases, reaching sales volumes of about 7 billion tonnes and an average throughput of 2.8 million liters in 2007. Non oil activities outside Italy is performed under the “CiaoAgip” brand name on 1,025 service stations, of these 342 are in Germany and 162 in France.

Wholesale marketing and other sales

Eni sells gasoline, gasoil, fuel oil, lubricants, petroleum coke and LPG both directly to large customers and through independent distributors on various wholesale markets.

Major customers are the agricultural and manufacturing industries, public utilities and transports, as well as fishing fleets that are supplied directly at 100 Agip branded owned or leased outlets.

Eni also sells jet fuel directly at 38 airports, of which 27 in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 in Italy. In addition, it sells virgin naphtha and fuel oil to Eni’s Petrochemical segment. Enel is the single largest customer of Eni’s wholesale marketing segment, purchasing approximately 9% of its total refined products requirements from Eni.

■ e-business - e-commerce

Eni continued its actions aimed at exploiting the potential of the internet in particular:

■	to implement a tool for communication with all operators of its fuel distribution network in order to increase management process efficiency and service levels. About 3,000 service stations are provided with a dedicated PC linked to the “Manager’s Portal”, which will be progressively extended to all Agip branded service stations. The following applications are active: fuel orders, maintenance requests, change in suggested prices, lubricant orders, management of incentives related to sales goals, display of account movements, documents and links to other relevant sites, forum. Applications concerning non oil orders and online training are in the definition phase;

■	to integrate its own corporate systems and processes with those of the major customers and suppliers through the web in order to increase efficiency. Fuel orders from the Public Administration and some major clients are already active through the web.

Applications active in the “Eni Portal” are:

-	AgipTrading: supporting crudes, semi-finished and finished products trading;

-	AgipMarine: provides the option to buy fuels and lubricants on line to marine shippers;

-	AgipBusiness: provides information and services to professionals.

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other businesses

LPG

Eni is a leader in Italy in the production, distribution and marketing of LPG. In 2003 it sold 710,000 tonnes on retail and wholesale markets (777,000 tonnes in 2002) with a 19.4% market share in 2003. Additional 335,000 tonnes were sold to oil companies.

LPG activities in Italy derive their products from seven Italian refineries and from imports received at the three coast storage sites located in Livorno, Naples and Ravenna.

Product availability and customer requirements are met also with other 12 owned plants/storage sites in Italy and 45 contracts for bottling and storage with third parties’ facilities.

Eni’s LPG sales network is organized over seven sale areas with 19 direct sales offices, 15 agencies and 30 concessionaires. Products are sold also to 140,000 customers owning small tanks, while the sale network of LPG bottles includes over 12,000 outlets.

In the past few years LPG pipelines were developed and over 12,000 customers are served through direct links with 95 storage facilities.

In 2003 Eni sold 1,346,000 tonnes of LPG in Brazil with a 21.4% market share. There Eni owns 25 bottling facilities and 26 storage facilities. Its sales network includes over 5,000 outlets. Eni has also a significant presence in Ecuador with a 37.4% market share in 2003.

Lubricants

Eni operates 12 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East.

In Italy Eni is a market leader in lubricants with the manufacturing of base oils, primarily at its refinery in Livorno, and in marketing. Eni owns a 33.33% share in facilities in Italy for the reprocessing of used oils and two facilities for the production of additives and solvents. In 2003 Eni started a renewal of its lubricant lines in Italy and launched new or renewed products in a new wholly recyclable PET packaging, manufactured at the Livorno plant. The new line, the first in the world in this material, is the outcome of in-house research and of the application of proprietary technologies aimed at protecting the environment and improving product quality.

In 2003, retail and wholesale sales in Italy amounted to 150,000 tonnes with a 25.8% market share. Outside Italy sales amounted to approximately 160,000 tonnes, of these about 49% were registered in Europe (mainly Germany, Netherlands and Spain) and 51% in the Americas (Brazil, United States and Argentina).

Oxygenates

Eni, through its affiliate Ecofuel, sells about 2 million tonnes of MTBE (11% of world demand) and methanol. About 70% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 30% is bought and resold.

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Refining system in 2003

	Ownership	Conversion	Primary balanced
	share	equivalent	refining capacity
	(%)	(%)	(bbls/d)
Wholly owned refineries		58.8	504,000
Sannazzaro	100	42.0	160,000
Gela	100	139.3	100,000
Taranto	100	71.6	90,000
Livorno	100	11.4	84,000
Porto Marghera	100	22.8	70,000
Partially owned refineries (1)		38.3	176,800
Milazzo	50	69.6	80,000
Ingolstadt/Vohburg/Neustadt (Bayernoil)	20	30.0	51,700
Schwedt	8.3	33.0	18,600
Kralupy/Litvinov (Ceska Rafinerska)	16.33	28.0	26,500
		42.1	680,800

(1) Conversion equivalent and capacity are expressed in Eni’s share.

Refining capacity

		1995	1996	1997	1998	1999	2000	2001	2002	2003
Balanced capacity at period end	(th bbls/d)	977	897	853	859	859	859	814	654	681
Balanced capacity of wholly owned refineries at period end	(th bbls/d)	824	664	664	664	664	664	664	504	504
Processing at wholly owned refineries	(th bbls/d)	712	718	621	681	640	659	645	501	502
Balanced capacity utilization of wholly owned refineries	( %)	86	87	94	103	96	99	97	99	100

Petroleum products availability	(million tons)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy
Products processed in wholly owned refineries	35.60	35.90	31.10	34.05	32.00	32.93	32.24	30.09	25.09
Products processed for third parties	(3.60)	(3.50)	(3.50)	(3.24)	(2.78)	(3.41)	(1.45)	(1.88)	(1.72)
Products processed in non owned refineries	4.80	4.80	8.00	7.90	8.08	8.41	5.92	6.27	8.43
Products consumed and lost	(2.00)	(2.00)	(2.00)	(1.94)	(2.07)	(2.11)	(1.95)	(1.91)	(1.64)
Products available	34.80	35.20	33.60	36.77	35.23	35.82	34.76	32.57	30.16
Purchases of finished products and change in inventories	5.92	5.16	6.75	5.74	5.45	4.30	5.19	6.06	5.61
Finished products transferred to foreign cycle	(3.10)	(2.80)	(4.20)	(6.51)	(5.23)	(4.58)	(4.96)	(5.56)	(5.19)
Sales	37.62	37.56	36.15	36.00	35.45	35.54	34.99	33.07	30.58
Outside Italy
Products available	3.30	2.60	2.80	3.33	3.08	3.07	3.02	2.98	3.36
Purchases and change in inventories	7.88	8.40	8.45	8.35	8.06	10.27	10.27	10.41	10.78
Finished products transferred from Italian cycle	3.10	2.80	4.20	6.51	5.23	4.58	4.96	5.56	5.19
Sales	14.28	13.80	15.45	18.19	16.37	17.92	18.25	18.95	19.33
Sales in Italy and outside Italy	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.02	49.91

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Oil products sales in Italy and outside Italy	(million tons)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Retail sales	12.60	12.38	12.09	12.02	11.85	11.57	11.64	11.14	10.99
Wholesale sales	13.30	12.10	11.30	11.73	11.42	11.10	11.24	10.64	10.35
	25.90	24.48	23.39	23.75	23.27	22.67	22.88	21.78	21.34
Petrochemicals	6.61	6.18	5.97	5.75	5.38	4.93	4.23	3.82	2.79
Other sales (1)	5.11	6.90	6.79	6.50	6.80	7.94	7.88	7.47	6.45
Sales in Italy	37.62	37.56	36.15	36.00	35.45	35.54	34.99	33.07	30.58
Retail sales rest of Europe			2.25	2.35	2.36	2.35	2.47	2.57	3.02
Retail sales Africa and Brazil			0.68	1.11	1.55	1.43	1.71	1.44	1.18
	3.10	3.07	2.93	3.46	3.91	3.78	4.18	4.01	4.20
Wholesale sales	6.31	6.25	6.17	6.20	6.40	5.46	5.55	5.65	6.01
	9.41	9.32	9.10	9.66	10.31	9.24	9.73	9.66	10.21
Other sales (1)	4.87	4.48	6.35	8.53	6.06	8.68	8.52	9.29	9.12
Sales outside Italy	14.28	13.80	15.45	18.19	16.37	17.92	18.25	18.95	19.33
	51.90	51.36	51.60	54.19	51.82	53.46	53.24	52.02	49.91

(1) Includes bunkering, consumption for power production and sales to oil companies.

Number of service stations	(units)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	11,234	10,958	10,615	9,828	9,425	9,045	8,351	7,710	7,290
of which ordinary stations	10,955	10,686	10,345	9,563	9,160	8,783	8,157	7,546	7,134
of which highway stations	279	272	270	265	265	262	194	164	156
Outside Italy	2,295	2,192	2,141	3,156	3,064	3,040	3,356	3,052	3,357
Central Europe	1,328	1,169	1,112	1,081	1,044	1,007	988	1,013	1,230
Iberian Peninsula	147	167	186	192	200	201	202	198	357
Eastern Europe	66	93	121	142	145	165	185	223	226
Africa	754	763	722	685	593	262	262	—	—
Latin America				1,056	1,082	1,405	1,719	1,618	1,544
	13,529	13,150	12,756	12,984	12,489	12,085	11,707	10,762	10,647

Average throughput	(thousand liters/number of service stations)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	1,382	1,376	1,405	1,475	1,530	1,565	1,643	1,707	1,813
Rest of Europe			2,042	2,141	2,200	2,210	2,303	2,276	2,378
Brazil				1,122	1,074	856	914	967	942
Africa			926	1,080	1,079	1,515	1,943
Average throughput outside Italy	1,665	1,824	1,753	1,661	1,586	1,524	1,563	1,585	1,671
Average throughput	1,431	1,448	1,463	1,512	1,543	1,555	1,621	1,674	1,771

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Market shares in Italy	(%)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Retail	45.9	45.2	43.4	41.7	41.0	40.2	39.7	37.5	36.6
Gasoline	46.6	45.6	43.9	42.4	41.4	40.6	40.1	37.7	36.2
Gasoil	46.3	45.5	43.3	42.3	41.7	41.3	40.9	38.6	38.4
LPG (automotive)	32.6	36.0	37.7	27.9	28.3	26.6	25.4	23.8	22.0
Wholesale	25.7	23.7	23.1	23.3	24.4	24.0	25.6	23.9	24.1
Gasoil	42.4	37.3	35.5	35.5	35.0	34.5	35.4	34.7	33.1
Fuel oil	14.6	13.1	11.0	10.8	11.6	12.9	14.9	13.3	12.6
Domestic market share	32.7	31.2	30.5	30.1	30.9	30.4	31.5	29.5	29.5
Total market share (retail + wholesale)
Gasoline	46.9	45.8	43.9	43.6	42.2	41.3	40.8	38.3	36.8
Gasoil	43.9	40.5	38.6	38.5	38.0	37.6	38.1	36.8	35.9
LPG	29.0	30.0	29.8	24.8	22.9	22.0	22.0	20.9	19.4

Retail market shares outside Italy	(	%)

	1998	1999	2000	2001	2002	2003
Central Europe
Austria	8.1	7.7	7.1	7.7	8.1	8.2
Switzerland	6.4	6.6	6.8	6.4	6.0	5.7
Germany	2.6	2.6	2.6	2.7	2.6	3.1
France	0.4	0.4	0.4	0.6	0.8	1.1
Eastern Europe
Hungary	4.5	4.3	4.1	4.5	6.1	6.7
Czech Republic	4.2	4.3	4.3	4.3	5.7	4.9
Romania	1.0	0.9	1.0	1.1	1.1	0.9
Iberian Peninsula
Spain	1.7	1.7	1.8	1.6	1.6	2.2
Portugal	2.1	2.0	1.7	1.6	1.5	0.9
Africa
Nigeria	6.6	8.6	8.9	9.7	—	—
Zambia	9.3	9.9	6.9	9.7	—	—
South America
Brazil	2.3	2.8	2.6	3.8	3.9	4.2

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oilfield services construction and engineering

STRATEGIES

■ Consolidate competitive positioning in the segment of complex EPIC/EPC offshore projects

■ Develop technological and operational capabilities in the area of gas-to-market

■ Intensify efficiency improvement actions and maintain a flexible structure oilfield services and construction

Eni operates in oilfield services and construction through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%), a world leader in the laying of underwater pipelines and the installation of offshore platforms, thanks to exclusive state-of-the-art technology and a world-class fleet of vessels, which has been upgraded with an investment plan amounting to over euro 1 billion started in 1997.

Eni intends to consolidate its competitive positioning in the segment of large EPIC/EPC projects for the development of offshore and deep offshore hydrocarbon fields by integrating its technological and operational skills with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). Success in these projects requires an increase in the ability to evaluate risks, to be a global contractor coordinating project units and central management.

Eni intends to increase its operating and technical know-how in the gas-to-market segment, which includes projects for the construction of offshore and onshore natural gas transmission systems, natural gas regasification and conversion plants. In particular Eni will focus on LNG floating production systems that integrate production, storage, transport and regasification of natural gas.

Offshore construction remains the key business with the highest expected growth rates. Eni intends to develop in the area of leased FPSO for which West Africa is the region with the most interesting opportunities. In the field of drilling Eni intends to focus on strategic geographical areas adopting long-term commercial policies that ensure high use of facilities also in case of economic downturn. In the onshore construction sector, Eni will focus on complex projects for the construction of hydrocarbon treatment plants and long distance natural gas transmission infrastructure.

Eni intends to intensify efficiency improvements in all its activities, by reducing supply and execution costs while maintaining a flexible structure in order to dampen the impact of possible negative cycles.

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Main financial data	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations	1,179	1,447	1,647	1,705	1,467	1,310	1,961	3,149	4,231
Operating income	115	124	138	160	108	141	256	302	304
Capital expenditure	144	132	228	334	412	231	289	211	261
Investments	2	0	0	10	0	0	69	1,052	13
Order backlog at December 31	1,803	1,919	2,346	2,463	2,588	2,630	2,853	5,158	5,225
Offshore construction	720	759	1,043	900	1,363	1,312	1,229	3,276	3,265
Offshore drilling	131	412	454	748	622	582	546	550	499
Leased FPSO							184	170	142
Onshore construction	624	428	492	434	257	609	577	656	776
Onshore drilling	44	36	72	98	66	127	317	195	179
LNG	0	0	0	0	0	0	0	250	318
Maintenance	0	0	0	0	0	0	0	61	46
Infrastructure	284	284	285	283	280	0	0	0	0

Main operating data

		1995	1996	1997	1998	1999	2000	2001	2002	2003
Offshore pipelines laid	(km)	1,067	804	1,610	2,009	979	276	781	1,798	1,409
Onshore pipelines laid	(km)	1,153	1,777	1,221	873	1,303	483	552	687	612
Offshore structures installed	(ton)	162,157	97,140	108,745	65,331	111,164	57,087	73,028	55,960	118,211
Onshore structures installed	(ton)	12,500	26,420	36,024	30,514	30,767	13,000	18,120	30,060	29,930
Offshore drilling	(km)	92	134	99	94	88	96	107	125	129
Onshore drilling	(km)	116	159	178	167	63	147	190	348	386
Offshore wells drilled	(units)	34	43	25	52	53	50	36	50	56
Onshore wells drilled	(units)	34	42	43	78	30	44	55	100	119

Business areas

     OFFSHORE CONSTRUCTION

Eni intends to consolidate its competitive positioning in the segment of large EPIC/EPC projects for the development of offshore and deep offshore hydrocarbon fields by integrating its technological and operational skills with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). The demand for these services is expected to increase, given the objective constraints to the expansion of hydrocarbon reserves in conventional environments. The development of deep offshore fields in the future will be performed more and more frequently by means of floating hydrocarbon production systems1, among which FPSOs are the most important due to their storage capacity which allows to develop fields remote from transmission infrastructure and to their versatility which allows to relocate vessels on nearby fields thus expanding their useful life. On the other hand the demand for fixed platforms for the development of offshore fields is slowly declining. Eni intends to increase its know-how in both floating oil production and storage systems and in LNG floating production systems that integrate production, storage, transport and regasification of natural gas.

Eni is recognized as one of the leading international companies for the design, procurement and installation of fixed platforms, in particular in the segment of ultra heavy lifting, thanks to the technical features of its vessels. It is a world leader in the laying of subsea pipelines and large diameter transmission infrastructure both in conventional

(1) Other floating production units are semisubmersible platforms, tension leg platforms and submersible pipe alignment rigs.

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MAIN RESULTS

and deep offshore. Eni has a relevant competitive positioning in the area of deep offshore development, which includes platform installation, laying of flexible, umbilical lines and other subsea structures due to the lifting and laying ability of its vessels.

Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, semisubmersible vessel with dynamic positioning system, with 14,000 tonnes of lift capacity (the highest in the world), capable to lay pipelines in ultra-deep waters using the J-lay technique to the maximum depth of 3,000 meters. This vessel has been used to lay the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iii) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita, provided with a crane capable of lifting over 2,000 tonnes, it is capable of laying flexible and umbilical lines and mooring systems in deep waters with the “reel”, “J” and “S” laying techniques; (iv) the Semac semisubmersible vessel used for large diameter underwater pipe laying; (v) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for vertical pipe laying to a depth of 2,000 meters.

     OFFSHORE DRILLING

Eni provides offshore drilling services to oil companies all over the world and holds relevant market shares in key areas such as West Africa, the Middle East, North Africa and South America (Peru). Its offshore drilling fleet consists of 10 advanced vessels properly equipped for its primary operations and some drilling plants installed on board of fixed

■ Construction vessels

Semisubmersible crane and pipelaying (J-lay) DP vessel. Built in Italy (Trieste) by Fincantieri shipyards (1987).

Dimensions:
Length:	198 m
Breadth:	87 m
Depth to main deck:	45 m
Transit draft:	10.5 m
Operational draft:	27.5 m

Dynamic positioning: DP (AAA) Lloyds Register; IPD 3 R.I.Na.; Class 3 Norwegian Maritime Directorate notations. Power plant: total power plant 70,000 kW, 10,000 Volt; 12 diesel generators on heavy fuels divided in 4 fire segregated engine rooms; classified UMS. Ballast system: computer controlled system with simultaneous capabilities comprising 4 x 6,000 t/h ballast pumps, fully redundant. Lifting facilities main crane: 2 twin S 7000 model fully revolving bow mounted Amhoist cranes; main blocks tandem lift: 14,000 t; main block single lift: 7.000 t revolving at 40 m rad./41 m; tieback 6,000 t revolving at 45 m rad./50 m. Lowering capability to 450 m below sea level. Whip hook: 120 t revolving at 150 m rad. J-Lay system: pipe diameter range from 4” to 32”; main laying tension system 525 t with tensioners, up to 2,000 t with friction clamps; laying tower angle 901/4-1101/4; number of welding stations: 1; pipe storage capacity up to 6,000 t. Maximum laying depth: 3,000 m.

Semisubmersible pipelay vessel (S-lay). Built in Italy (Trieste) by San Marco shipyards (1978).

Dimensions:
Length overall:	152 m
Breadth:	65 m
Depth to main deck:	29.8 m
Operational draft:	7.8-15.5 m
Deck load capacity:	up to 3,600 t

Propulsion/positioning system: number of thrusters: 4 azimuthal variable pitch. Thruster capacity: 2,060 kW/37 t thrust. Pipe tensioning system: type of tensioners: Remacut DC electric; tensioner capacity: 3 x 110 t each; pipe diameter capacity: up 60”. Pipe abandonment/retrieval system: type of winch: Tesmec DC electric; winch capacity: 300 t constant tension. Cranes/pipe handling system: number of cranes: 2 fully revolving; crane type: deck mounted; crane capacity: 60 t with 50 m boom. Maximum laying depth: 1,000 m.

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OILFIELD SERVICES

offshore platforms. The technical features of its vessels allow Eni to keep significant market positions in the most complex areas of deep and ultra deep waters. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs down to 10,000 meters operating in excess of 3,000 meters of water depth in full dynamic positioning. The ship has a storage capacity of 140,000 barrels and can maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. Capital expenditure for building this ship amounted to about dollar 300 million. The vessel will is operating, also on account of Eni, in ultra deep waters (over 1,000 meters) in West Africa and Brazil.

Other relevant vessels are Scarabeo 5 and 7, fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water respectively, and to drill wells at maximum depths of 8,000 meters.

     LEASED FPSO

Eni provides to oil companies services for the development of offshore hydrocarbon fields by leasing its fleet of FPSO vessels. The leasing of an FPSO represents an alternative to direct expenditure for oil companies. West Africa is the market with the highest expected growth rates due to the number of development projects announced or started-up by oil companies. Eni’s main vessels are: (i) FPSO Firenze, which, after its conversion into a floating production and storage vessel, has been installed in Eni’s Aquila field, in the Adriatic Sea, and operates at a depth of 850 meters; (ii) FPSO Jamestown, also converted to a floating production and storage vessel, that was installed in the oil fields of Okono and

Semisubmersible pipelay barge. Built by Alabama Shipbuilding, Alabama USA (1976).

Dimensions:
Length overall:	148.5 m
Breadth overall:	54.9 m
Depth to main deck:	27.8 m
Maximum deck load:	5,700 t

Pipelay equipment: 3 x 75 t tensioners, 11 work stations (welding, x-ray and field joint coating). Double jointing system with 8 work stations. Above water tie-in capability (optional). Dual lay welding line and ramp (optional). Abandonment and recovery winch: 275 t. Lifting facilities: fitted with 4 revolving pedestal cranes (1 x 318 t and 3 x 37 t) mounted at each corner of the main deck for pipe handling and general lifting. Pipe handling davits may also be mounted on the main deck to facilitate above water tie-ins. “S-lay” technique. Pipe diameter: max 58”. Maximum laying depth: 600 m.

Multi-purpose monohull dynamically positioned crane and pipelay (J-lay) vessel. Built in Korea by Samsung (2000).

Dimensions:
Length overall:	156 m
Breadth:	30 m
Operational draft:	12.4 m
Displacement:	26,608 t at operating draft
Payload:	4,300 t at 7.40 draft

Dynamic Positioning: Dynpos Autro, Dynpos Autr, 2 DGPS, 2 Lras HIPAP – 2,500 m interfaces available for Taut Wire, Artemis, Fan Beam. Lifting capabilities: main crane AMClyde KPT600: main hook SWL: 600 t at 30 m, 300 t at 55 m; auxiliary cranes: 2 Liebherr CBO3100-50 Litronic SWL 50 t at 20 m, SWL 30 t at 38 m; 2 Liebherr RL-S 20/20 Litronic; starboard side fixed boom SWL 20 t at 20 m, portside telescopic boom SWL 15 t at 16 m. Pipelay equipment: 5 work stations + one in option; rigid pipe: 4 pipes string J-lay tower system, SWL 320 t, 2,000 m w.d., max. o.d. 18”; flexible pipe: laying through Gutter and 3 x retractable four tracks tensioners total SWL 270 t, max. i.d. 17”. Assembly station has openings to allow the passage of 4 x 3 x 6 m special items. A&R winch SWL 320 t.

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Okpoho operated by Eni with a 100% interest in the deep offshore of Nigeria; (iii) FPSO Mystras, which will substitute the Jamestown in the mentioned fields.

     ONSHORE CONSTRUCTION

Eni operates in the construction of hydrocarbon treatment plants (separation, stabilization, collection of liquids and treatment of natural gas) and in the installation of large onshore transmission systems (pipelines, pumping and compression stations, terminals). Its main operation areas in the production/transmission area (upstream/midstream) are Central Asia, Africa and the Middle East. Eni intends to consolidate its competitive positioning in this segment by exploiting in particular the opportunities provided by frontier areas, characterized by the lack of infrastructure, where it can leverage on its distinctive ability to operate in difficult areas and to manage complex projects. Eni is also capable of providing onshore services complementary to offshore operations, which represents a competitive advantage for the development of projects in areas such as the Caspian Sea.

The downstream segment (refining, petrochemical, LPG plants and power stations), although providing less opportunities than the upstream segment, benefits from the expected expansion of the demand for services in the area of power generation.

Drilling vessels

Self elevating drilling platform (Jack up); National 1320 UE drilling plant. Built by Levingston Shipbuilding Company Orange, Texas USA (1981).

Dimensions:
Hull length:	60.8 m
Beam:	56.5 m
Depth:	6.7 m
Length of legs (including footing):	126.1 m

Operating performance:
Drilling depth:	6,500 m
Water depth max:	90 m
Variable load:	1,500 t

Ultra deep water drillship, self propelled, equipped with EWT (Extended Well Testing). Wirth GH 4500 EG 4200 drilling plant. Built in Korea by Samsung (2000).

Dimensions:
Length overall:	228 m
Breadth, moulded:	42 m
Depth, moulded:	19 m
Operating draft:	12 m
Displacement:	96,455 t
Variable load:	20,000 t
Oil storage capacity:	140,000 bbl

Operating performance:
Drilling depth:	10,000 m
Water depth max:	over 3,300 m

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     ONSHORE DRILLING

Eni operates in this area as main contractor for the major international oil companies. Onshore drilling is conducted through 47 facilities located in Italy, Saudi Arabia, North Africa, Nigeria, Kazakhstan, Venezuela and Russia. Some of these facilities can drill to 10,000-meter depths in high pressure and high temperature environments. Eni intends to focus its activities in areas where it has been present for a long time and to search opportunities in areas with proved development prospects such as Central Asia, the Middle East and Russia.

In onshore drilling Eni developed extremely advanced technologies with a high degree of automation, which allow it to exploit the opportunities provided by the emergence of new logistically demanding remote areas lacking infrastructure that require the ability to operate in extreme environmental conditions.

     LNG

Eni operates in the LNG market following its purchase of Bouygues Offshore which contributed its excellent competence in the area of liquefaction (in particular tanks) and regasification, complementary to the onshore and offshore transmission of natural gas. The markets offering the highest potential are the United States and Europe.

Semisubmersible drilling platform self propelled; Emsco C3 drilling plant. Built in Italy (Genova) by Fincantieri shipyards (1990).

Dimensions:
Pontoon length:	111 m
Pontoon breadth:	14.3 m
Pontoon height:	9.5 m
Main hull length:	80.8 m
Main hull breadth:	68.8 m
Main hull depth:	7.3 m
Water depth max:	1,800 m

Operating performance:
Dynamic assisted mooring	up to 900 m w.d.
Dynamic positioned mode	up to 1,900 m w.d.
Maximum drilling depth:	8,000 m
Water depth max:	1,900 m

4,300 t variable deck load in all conditions, under the most stringent codes

Semisubmersible drilling platform self propelled; Wirth SH 3000 EG drilling plant. Built in Turkey by Tusla shipyard, (1999) and perfected in Italy (Palermo) by Fincantieri shipyards (1999).

Dimensions:
Displacement:	38,100 t
Main deck width:	61.3 m
Main deck length:	77.5 m
Main deck depth:	4.5 m
Variable deck load:	4,000 t

Operating performance:
Drilling depth W/5” DP:	25,000 ft
Drilling depth:	8,000 m
Water depth max:	1,200 m

Positioning system: automatic thruster assisted 8 leg mooring system.

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Construction vessels

			Transport/	Maximum	Pipelaying
			lifting	laying	maximum
		Laying	capability	depth	diameter
Name	Type	technique	(t)	(m)	(inches)
Castoro 2	Derrick/lay barge		1,000		60
Castoro 3	Cargo barge		5,000
Castoro 6	Semisubmersible large diameter pipelay vessel	S	300	1,000	60
Castoro 8	Crane and pipelay vessel	S	2,177	600	60
Castoro 9	Launching/cargo barge		5,000
Castoro 10	Trench/pipelay barge			300	40
Castoro XI	Heavy duty cargo barge		15,000
Crawler	Derrick/lay barge		540		48
S300	Multipurpose monohull crane and DP (J, S, reel-lay) vessel	Reel, J,S	2,200	3,000	32
S. 42	Launching/cargo barge		8,000
S. 44	Launching/cargo barge		30,000
S. 45	Launching/cargo barge		20,000
Saipem 7000	Semisubmersible crane and pipelaying (J-lay) DP vessel	J	14,000	3,000	32
Saipem 3000	Self propelled deep water crane vessel	J,S	2,200
Lifter 1	Lifting shear barge		1,000
Semac 1	Semisubmersible pipelay barge	S	318	600	58
BAR 331	Trench barge				60
BAR Protector	DP dive support vessel
	Multipurpose monohull dynamically positioned crane
Saibos FDS	and pipelay (J-lay) vessel for the development	J	600	2,000	24
	of hydrocarbon fields in deep water
BOS 230	Mobile crane barge for small-diameter pipelaying
BOS 931	Launching/cargo barge		4,000
BOS 103	Launching/cargo barge
BOS 600	Launching/cargo barge		30,000
JUP III	Self-elevating crane for structure lifting		180
BOS 355	Crane and pipelay vessel		600		45

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Drilling vessels

				Drilling
			Maximum	maximum
		Drilling	depth	depth		Crew
Name	Type	plant	(m)	(m)	Other	number
	Self elevating, triangular,
Perro Negro 2	mobile drilling unit (Jack up)	Oilwell E 2000	90	6,500	Heliport provided	112
	Self elevating cantilever
Perro Negro 3	drilling platform (Jack up)	Ideco E 2100	90	6,000	Heliport provided	87
	Self elevating drilling platform
Perro Negro 4	(Jack up)	National 110 UE	45	5,000	Heliport provided	60
	Self elevating drilling platform
Perro Negro 5	(Jack up)	National 1320 UE	90	6,500	Heliport provided	72
	Semisubmersible drilling platform
Scarabeo 3	helped propulsion system	National 1625 DE	450	7,600	Heliport provided	90
	Semisubmersible drilling platform
Scarabeo 4	helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
	Semisubmersible drilling platform
Scarabeo 5	self propelled	Emsco C 3	1,900	8,000	Heliport provided	100
	Semisubmersible drilling platform
Scarabeo 6	self propelled	Oilwell E 3000	500	7,600	Heliport provided	91
	Semisubmersible drilling platform
Scarabeo 7	self propelled	Wirth SH 3000 EG	1,200	8,000	Heliport provided	107
	Ultra deep water drillship,				Oil storage capacity:
Saipem 10000	self propelled,	Wirth GH 4500 EG	3,300	10,000	140,000 bbl; heliport provided	160
	dynamic positioning

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oilfield services construction and engineering

STRATEGIES

■ Selective repositioning based on profitability

■Continue actions for improving efficiency and operating flexibility

■ Maintain technological excellence and expand its portfolio of proprietary technologies

■ Develop qualified services for large oil & gas projects and expand role of Owner’s Engineer for Eni engineering

Eni, through its subsidiary Snamprogetti (100% Eni), is one of the major international operators in engineering and contracting in the area of plants for hydrocarbon production, refining complexes, terminals for natural gas treatment, fertilizer and petrochemical plants, power stations, pipeline transport systems and infrastructure. In over forty years of activity, Eni operated in more than 100 countries, building over 70 industrial grass-root complexes, over 1,400 plants (refineries, chemical and petrochemical plants, infrastructure, offshore rigs, marine terminals). It provided its services for the construction of gas and oil pipelines, engineering about 74,000 kilometers of onshore (for 45,000 kilometers of these it also carried out construction works) and 21,000 kilometers of offshore pipelines, also in deep waters and hostile environments.

Eni intends to consolidate its competitive positioning in the market segment of turn key complex projects requiring a wide and integrated range of services, flexible organization and a continuous development of new technologies. It will therefore stress its role of global contractor based on its distinctive operating skills, the level of services provided and advanced proprietary technologies. It will focus its activity on market segments characterized by high opportunities deriving from expected growth rates such as hydrocarbon production and transmission as well as upgrading of natural gas (treatment, conversion and liquefaction) and of heavy crudes. Projects will be selected in such a way as to guarantee a good balance of profitability and risk profiles. Eni intends to pursue a balance between turn-key contracts and special services (such as conceptual, basic, FEED and PMC). It will also intensify actions for improving efficiency and operating flexibility also through the development of low cost engineering centers, the simplification of corporate structure and the hiring of highly qualified resources.

Eni continues to enhance its proprietary portfolio of technologies by means of innovative projects, in particular in the area of natural gas upgrading (syngas, methanol, ammonia, urea) where Eni holds leading positions. It also continues to support R&D programs for the development of strategic technologies(Eni Slurry Technology, High Pressure Transmission).

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Main financial data	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations	1,054	1,109	1,265	1,675	1,535	847	1,166	1,422	2,093
Operating income	29	35	31	38	41	3	0	(4)	7
Capital expenditure	7	11	9	20	13	14	15	22	17
Investments	1	0	1	0	42	22	5	3	9
Order backlog at December 31	2,232	2,455	2,834	2,471	1,851	4,008	4,084	4,907	4,180
Oil & Gas and Refining	1,272	1,161	1,638	892	803	520	697	1,950	1,487
Chemicals and fertilizers	461	861	778	1,066	454	463	465	673	503
Field upstream facilities and pipelines	478	417	363	459	554	593	610	299	597
Energy and environment	0	0	46	45	38	138	96	54	31
Railway infrastructure						2,290	2,213	1,924	1,547
Other	21	16	9	9	1	4	3	7	15

Business areas

     PLANTS

Oil & Gas. Eni has the world class know-how to carry out the most complex and technologically advanced projects. Eni is especially active in the area of plants for hydrocarbon production, natural gas treatment and upgrading, in particular recovery and fractioning of natural gas liquids (NGL) and natural gas liquefaction. Based on the capital expenditure plans announced by oil companies, Eni expects a strong growth in the demand for services from the upstream industry.

Refining. In this area Eni has good competitive positioning in conventional areas such as primary distillation, reforming, fluid catalytic cracking (FCC) and is a leader in plants for the hydroconversion of residues and heavy distillates and in the construction of complex refining plants. Eni is developing a new strategically relevant technology called EST (Eni Slurry Technology) aimed at meeting the growing demand for upgrading heavy crudes and converting and using refining residues. Eni is also present in the market for the design and construction of plants for electricity generation in combined cycle from refining residues (IGCC — Integrated Gasification Combined Cycle).

Chemical Complex. Eni is active in the area of plants for the manufacture of synthetic gases (syngas, hydrogen and methanol) and gas-to-chemicals (ethylene and ethane derivatives) and holds a leading position in the design and construction of plants for the production of nitrogen-based fertilizers and oxygenated additives for gasoline, based on proprietary technologies. Eni intends to consolidate its competitive position through the continuous improvement in technologies and know-how in natural gas upgrading.

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Energy and the Environment. Eni is active in the design and construction of combined cycle power stations. In 2003 combined cycle units were started-up for a total capacity of 1,200 megawatts at EniPower’s Ravenna and Ferrera Erbognone power stations. In the field of waste disposal Eni built 10 facilities for the incineration of industrial, noxious and solid urban waste. In particular, Eni holds a new proprietary technology for the total abatement of noxious elements present in fumes from combustion.

     FIELD UPSTREAM FACILITIES AND PIPELINES

Eni holds relevant competitive positions in the area of design and construction of pipelines for the transmission of hydrocarbons, for collection networks and upstream plants (construction of primary separation plants, gas and water injection systems, compression and pumping stations), the demand for which is expected to grow. Eni has new advanced technologies for the construction of high pressure pipelines in deep waters for long distance transmission of large volumes of natural gas and intends to strengthen its competitive positioning in this area by leveraging its know-how and expertise.

     INFRASTRUCTURE

Eni is active in the field of design and construction of great infrastructure in Italy. The Italian market for great infrastructure shows interesting prospects after the approval of a 10-year plan for the construction of large infrastructure by the Italian Government. The types of works, their size, the introduction of simpler and faster authorization procedures, the modes of implementation of projects based on their critical variables (time, cost, quality) and the acknowledgement of the role of General Contractors are the elements on which Eni bases its efforts to win orders in this area.

■ Project high speed/high capacity train tracks from Milan to Bologna and from Milan to Verona

In 1991, Snamprogetti, through its interest in Cepav Uno and Cepav Due consortia, signed two conventions with TAV SpA to participate in the construction of the tracks for high speed trains from Milan to Bologna and from Milan to Verona. Eni holds a majority stake in both Cepav Uno (50.36%) building the track from Milan to Bologna (under construction) and Cepav Due (52%), building the track from Milan to Verona (still in the design phase).

Within the project for the construction of the tracks for high speed/high capacity trains from Milan to Bologna, an addendum to the contract between Cepav Uno and TAV SpA was signed in June. Major changes concern the continuation of works, the division of works into five functional stages that are expected to be completed between the spring of 2006 and late 2008, a lump sum payment related to the new 30 changes.

Works completed at the end of 2003 correspond to 40% of the total.

As concerns the Milan to Verona section, on December 5, 2003 the Government approved the preliminary project; the further step is the signing of an integration deed.

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OILFIELD SERVICES CONSTRUCTION AND ENGINEERING ENGINEERING

new technologies

Eni is aware of the key role innovative technologies play in the future development of the hydrocarbon industry, it therefore intends to integrate R&D expertise and its industrial application, focusing on innovative strategic projects capable of creating competitive advantages. Research projects are going to be selected according to a strict evaluation of their return; ongoing projects are going to be monitored in light of the maximization of the value of Eni’s project portfolio. In the next four years Eni intends to significantly increase the resources it deploys in R&D and will focus on lines that can respond to expected market trends in the long- to medium-term; in particular: (i) reduction of mineral risk; (ii) enhanced recovery of hydrocarbons; (iii) optimal management of reserves with high acid gas content (e.g. sulphur); (iv) upgrading of heavy and ultra heavy crudes; (v) high pressure transmission of natural gas; (vi) conversion of natural gas to liquids in order to give value to associated gas or natural gas produced in remote locations; (vii) manufacture of high quality fuels and alternative fuels with better engine and environmental performance; (viii) hydrogen as energy vector.

Eni intends to search global alliances in order to participate in research projects that have a longer horizon than the four-year plan. Follows a brief description of the main techniques applied or under development.

Hydrocarbon exploration and production

     INNOVATIVE TECHNOLOGIES FOR SUBSOIL SURVEY

In order to prepare a geological model of fields as near as possible to reality and therefore to reduce exploration risks and uncertainties related to fields, Eni developed significant industrial applications of highly innovative technologies. In particular, the so called CRS Stack (Common Reflection Surface Stack) is able to process seismic imaging and to obtain information on the Òvelocity modelÓ with significantly higher results than conventional technologies. This allowed to improve the final seismic image of the Elephant field in Libya. Significant developments derived also from the development and/or application of advanced technologies for modelling and monitoring fields: innovative technologies for studying fractured fields, cross-well seismics, 4D time lapse seismics to monitor the behaviour of producing fields over time.

      DRILLING OF “ADVANCED WELLS”

Eni developed and applied at industrial level a series of technologies that allow to drill highly complex wells with greater operating efficiency. “Lean profile” drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs as wells as the final environmental impact as it reduces the volume of rock handled. Wells obtained with this technique are high quality and low risk. It basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The verticality and direction of the hole are guaranteed by innovative tools such as “Vertitrack” (former SDD, straight-hole drilling device) and “Autotrack” developed and applied by Eni in cooperation with Baker-Hughes. Lean drilling was successfully applied both in Italy (Val d’Agri, Trecate) and outside Italy (Tunisia, Algeria, Egypt and Russia) and entailed significant benefits such as higher safety and higher savings of costs and time. The ultra deep HP/HT well recently drilled in Russia represents a world record for this technology with its 6,826 meters of total depth and the use of a 13”3/8 casing at 4,016 meters lowered in a 14”3/4 hole. The application

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in Val d’Agri is a record lean drilling in highly deviated wells (a 13”3/8 casing in a 14”3/4 hole with inclination up to 60º).

In deep water drilling Eni’s innovative proprietary technology is the dual casing running which allows for simultaneous drilling of the first two superficial holes of a deep water well, the simultaneous lowering of the superficial casings and the cementing. The application of this technology allows for a significant reduction in time and costs and a perfect verticality of the two casings and the well head.

     INNOVATIVE TECHNOLOGIES FOR THE TREATMENT OF LIQUIDS

In the field of transmission and treatment of hydrocarbons Eni developed and applied innovative technologies with particular attention to multi-phase fluids (water, oil and/or gas) in order to optimize production and reduce its environmental impact.

In particular, Eni successfully tested at its Cavone oil center a pilot plant for the removal of oils from layer waters which allows to reduce the residual concentration of hydrocarbons in water to less than 10 ppm, starting from an initial content of 1,000 ppm. The system is based on the use of adsorbing polymers capable first to capture oil particles and then to release them favoring their coalescence and making them easier to separate. The system is currently being engineered in order to make it useable on platforms. Another ongoing project aims at optimizing new design centrifugal systems for the separation of water from oil and for the confirmation of innovative technologies for removing soluble organic compounds.

Also in the field of multiphase pumping Eni is applying innovative technologies as an alternative to traditional production systems in marginal fields, fields located in frontier areas or difficult areas such as deep waters. The multiphase technology becomes extremely useful, in terms of economic benefits, in offshore applications where the possibility to transport production from the wells over long distances allows to transfer processing activities on existing facilities and infrastructure, thus significantly reducing technical costs for the development of fields. Infield applications of multiphase pumping have been recently installed offshore and onshore in the United Kingdom and Tunisia with other partners in order to obtain a higher recovery of hydrocarbons.

     MANAGEMENT OF HYDROGEN SULPHIDE AND SULPHUR

In 2003 Eni started an important R&D project for the optimal management of reserves with high content of hydrogen sulphide and sulphur. The project aimed at developing innovative technologies and/or advanced processes able to manage the disposal and possible exploitation of high amounts of acid gas and sulphur that are produced with hydrocarbons, while respecting safety and the environment. In particular the study concerns innovative processes for the separation of hydrogen sulphide and its conversion into plain sulphur and the storage and/or use of this sulphur. In parallel innovative processes are being studied for the reinjection of hydrogen sulphide into the field and its monitoring.

Eni Slurry Technology

Eni Slurry Technology (EST) is a strategically relevant technique that is being developed for meeting the growing need for the upgrading of heavy crudes and non conventional crudes (asphalt sands) and for the transformation and enhancement of refining residues. EST is a hydrogenating treatment technique which acts on heavy residues from extra-heavy crudes with high content of polluting substances (sulphur, metals, nitrogen compounds and with high Conradson Carbon Residue - CCR). The strategic interest of upgrading heavy crudes derives from the need felt by the oil industry: (i) to enhance relevant reserves of heavy crudes thus increasing proved reserves without recourse to new exploration expenditure; (ii) to requalify the productive structure of most refineries by turning refining residues into valuable products without building additional capacity; (iii) to reduce the environmental impact of refining by eliminating fuel oil which is turned into valuable products and indirectly contributing to the increase in natural gas demand and

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to the reduction of carbon dioxide emissions. At present this technology is characterized by: (i) feedstock flexibility; (ii) high quality of finished products; (iii) total conversion of processing residues; (iv) no production of fuel oil and coke. Within the development and the pre-marketing phases, a Commercial Demonstration Plant (CDP) is nearing completion at Eni’s Taranto refinery with a 1,200 barrels/day capacity and is expected to start operations at the end of 2004.

Transmission: TAP Project

The TAP Project (High Pressure Transmission) aims at developing reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to the most promising markets economically viable (gas-to-market). This project was started in May 2003 and is expected to last for three years. Activity is aimed at developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to: (i) distances over 3,000 kilometers; (ii) natural gas volumes to be transported of about 20-30 billion cubic meters/year; (iii) pressure equal to or higher than 15 Mpa and (iv) use of high and very high grade steel (e.g. X100). The project phases are: (i) evaluation of the viability of alternative solutions in frontier initiatives; (ii) technological upgrading within the Eni Group and by participating in international R&D projects; (iii) technical-economic evaluation of transport along strategic routes and comparison with LNG solutions; (iv) construction of a portion of pipeline type DN 1200 10-kilometer long in X80 steel along an Italian transport route; (v) construction of a portion of pipe DN 1200 in X100 steel operated under high pressure in a testing area in order to evaluate the various design, construction and operation options over time.

Conversion of natural gas into liquids

At Eni’s Sannazzaro refinery a pilot plant for the conversion of syngas to a mixture of paraffin hydrocarbons (wax) is operating. Aim of the project is to exploit the enormous volumes of natural gas that are not extracted because too far from end markets and of volumes of natural gas associated to oil for which the only option is reinjection into wells and that could negatively affect liquid production. The conversion of gas allows to manufacture of high quality refined products such as naphtha, kerosene and diesel fuel, totally sulphur and aromatic free. This plant produces 20 barrels/day of wax by means of an advanced technology (Fischer-Tropsch) studied in cooperation with the Institut Francais du Pétrole (IFP) and EniTecnologie (100% Eni). The project was started in 1996 and allowed for the filing of 44 patents. Along with the completion of the second test phase in the pilot plant (to be completed by the autumn of 2004), which will consolidate the process book of the hydrocarbon synthesis section, the feasibility study for the commercial developments of the project is underway.

Eni and IFP are also cooperating to the development of a specific hydrocracking process for the conversion of wax into liquid hydrocarbons with maximization of yields of middle distillates (diesel fuel and kerosene).

Innovative fuels: Plus 98

In July 2003 on IP branded service stations sales of Plus 98 started. This new high quality gasoline with better performance in terms of efficiency than conventional gasoline has its major advantages in: (i) an octane number (over 98) three points higher than conventional gasoline which allows a more regular burning, optimizing the process of transformation of available energy into mechanical energy; (ii) easier vaporization, i.e the fuel’s ability to turn from liquid into vapour, which allows Plus 98 to mix faster with air and produce faster combustion, thus increasing the engine’s response; (iii) detergent power: Plus 98 contains a special additive that prevents the formation of deposits in the engine

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feeding system, in particular in valves, allowing the engine to maintain its performance over time.

With Plus 98 Eni confirms its constant attention for the quality of its fuels and the optimization of engine performance and its protection.

Hydrogen and Syngas System

The first phase of the Hydrogen and Syngas System research program was completed. The project aimed at increasing the utilization rate and the environmental sustainability of fossil energy sources and, based on the indications emerged, a new project was started for the industrial development of a new kind of multi-fuel reforming based on catalytic oxidation with low contact time (SCT-CPO) of various kinds of hydrocarbon feedstocks, in particular low value and marginal feedstocks produced in the refinery with high content of polyaromatic and sulphur compounds. If this project is successful it will be possible to meet the demand for hydrogen required for the hydrotreatment units manufacturing clean fuels at a reasonable cost. This technology will be tested in a pilot plant that will be built at the Centro Ricerche Sud in Milazzo in the spring of 2005.

Technologies for the development of hydrogen as energy vector

Eni’s interest in this field is aimed at the creation of a portfolio of technologies that may be employed in the production of hydrogen as energy vector from various primary energy sources, also in light of the reduction of emissions of greenhouse gases. Eni confirmed its strategic partnership with Haldor Topsøe, in which it holds a 50% interest. Haldor Topsøe is a Danish company operating in the provision of technologies and the manufacture and sale of catalysts for the chemical, petrochemical and refining industries and in the technologies for the manufacture of hydrogen and synthetic gas. It owns production facilities in Denmark and the United States and operates worldwide employing proprietary technologies, among which the one considered most advanced for “gas to liquids” applications in natural gas reforming plants. It operates also in fuel cells.

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financial data

Results of operations	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net sales from operations	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487
Other income and revenues	668	665	616	727	952	905	921	1,080	913
Total revenues	30,049	30,455	31,975	29,068	31,960	48,843	50,193	49,002	52,400
Purchases, services and other	(18,176)	(18,679)	(19,811)	(18,033)	(20,000)	(31,442)	(32,110)	(31,893)	(34,566)
Payroll and related costs	(3,142)	(3,081)	(3,051)	(2,917)	(2,782)	(2,786)	(2,927)	(3,103)	(3,166)
Total operating costs	(21,318)	(21,760)	(22,862)	(20,950)	(22,782)	(34,228)	(35,037)	(34,996)	(37,732)
Depreciation, amortization and writedowns	(3,415)	(3,735)	(3,768)	(4,308)	(3,698)	(3,843)	(4,843)	(5,504)	(5,151)
Operating income	5,316	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517
Net financial (expense) income	(698)	(445)	(229)	(41)	10	64	(295)	(167)	(154)
Net (expense) income from investments	(114)	99	59	396	89	33	(7)	43	(17)
Income before extraordinary income and income taxes	4,504	4,614	5,175	4,165	5,579	10,869	10,011	8,378	9,346
Net extraordinary expense (income)	(248)	(76)	(198)	(245)	(528)	(512)	1,737	(29)	49
Income before income taxes	4,256	4,538	4,977	3,920	5,051	10,357	11,748	8,349	9,395
Income taxes	(1,904)	(2,167)	(2,254)	(1,450)	(2,054)	(4,335)	(3,529)	(3,127)	(3,241)
Income before minority interests	2,352	2,371	2,723	2,470	2,997	6,022	8,219	5,222	6,154
Minority interests	(117)	(72)	(80)	(142)	(140)	(251)	(468)	(629)	(569)
Net income	2,235	2,299	2,643	2,328	2,857	5,771	7,751	4,593	5,585

Balance sheet	(million €)
(at December 31)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net fixed assets	20,953	20,440	20,641	20,871	23,074	26,797	33,851	33,693	36,360
Intangible assets	1,095	1,011	1,689	1,776	2,175	2,391	2,850	3,175	3,610
Investments	1,501	1,328	1,482	1,382	1,446	4,223	2,740	2,797	3,160
Accounts receivable financing and securities related to operations	1,583	1,565	1,352	1,453	1,670	1,659	1,630	1,408	983
Net accounts payable in relation to investments	(1,033)	(955)	(738)	(746)	(717)	(825)	(657)	(870)	(1,018)
Non current assets	24,099	23,389	24,426	24,736	27,648	34,245	40,414	40,203	43,095
Inventories	2,719	2,631	2,629	2,442	2,626	3,120	3,014	3,200	3,293
Trade accounts receivable	6,574	6,760	6,448	6,076	7,486	9,186	9,346	9,090	9,772
Trade accounts payable	(3,455)	(3,485)	(3,508)	(3,517)	(4,200)	(4,903)	(5,081)	(5,579)	(5,950)
Tax liabilities	(4,557)	(4,249)	(3,704)	(3,083)	(4,219)	(5,629)	(4,173)	(2,978)	(2,532)
Reserve for contingencies	(2,634)	(2,656)	(3,106)	(3,246)	(3,735)	(5,702)	(5,377)	(5,522)	(5,708)
Other operating assets (liabilities)	1,947	1,901	1,614	1,408	821	(602)	1,636	1,585	446
Net working capital	594	902	373	80	(1,221)	(1,973)	(635)	(204)	(679)
Reserve for employee termination indemnities	(1,125)	(763)	(505)	(356)	(411)	(457)	(486)	(507)	(555)
Net capital employed	23,568	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861
Shareholders’ equity (1)	11,893	13,084	15,324	16,156	18,398	22,401	27,483	26,257	26,696
Minority interest	886	885	920	1,234	1,351	1,672	1,706	2,094	1,622
	12,779	13,969	16,244	17,390	19,749	24,073	29,189	28,351	28,318
Net borrowings	10,789	9,559	8,050	7,070	6,267	7,742	10,104	11,141	13,543
Total liabilities and shareholders’ equity	23,568	23,528	24,294	24,460	26,016	31,815	39,293	39,492	41,861

(1)	Net of own shares in portfolio.

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Cash flow statement and change in net borrowings	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net income before minority interest	2,352	2,371	2,723	2,470	2,997	6,022	8,220	5,222	6,154
as adjusted:
- amortization and depreciation and other non monetary items	3,610	3,514	4,056	4,468	3,869	4,307	4,841	5,682	5,493
- net gains on disposals of assets	(25)	(139)	(185)	(443)	(60)	(82)	(170)	(152)	(35)
- dividends, interest, extraordinary income (expense) and income taxes	2,948	2,727	2,706	1,743	2,618	4,990	2,164	3,305	3,268
Cash generated from operating income before changes in working capital	8,885	8,473	9,300	8,238	9,424	15,237	15,055	14,057	14,880
Changes in working capital related to operations	(457)	(490)	(268)	785	(660)	(1,592)	(206)	(510)	(465)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(1,833)	(2,954)	(2,517)	(2,159)	(516)	(3,062)	(6,765)	(2,969)	(3,588)
Net cash provided by operating activities	6,595	5,029	6,515	6,864	8,248	10,583	8,084	10,578	10,827
Capital expenditure	(3,680)	(3,792)	(4,169)	(5,152)	(5,483)	(5,431)	(6,606)	(8,048)	(8,802)
Acquisitions	(231)	(352)	(153)	(407)	(114)	(3,483)	(3,082)	(1,315)	(985)
Disposals	850	689	363	371	295	277	2,114	935	650
Other investments and divestments	(144)	(6)	(9)	(118)	(446)	(69)	(40)	(319)	1,110
Free cash flow	3,390	1,569	2,547	1,558	2,500	1,877	470	1,831	2,800
Borrowings (repayment) of debt related to financing activities	308	(727)	66	2,019	(433)	111	994	(1,171)	1,400
Changes in short and long term financial debt	(3,133)	45	(1,121)	(3,715)	(294)	121	(490)	3,736	1,629
Dividends paid and changes in minority interests and reserves	(561)	(833)	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)
Change in consolidation area and exchange differences	(7)	(14)	67	(24)	(29)	41	38	(64)	(107)
NET CASH FLOW FOR THE PERIOD	(4)	41	560	(807)	433	32	62	486	(211)
Free cash flow	3,390	1,569	2,547	1,558	2,500	1,877	470	1,831	2,800
Net borrowings of acquired companies	(64)	(10)	1	(6)	0	(901)	(1,582)	(51)	(692)
Net borrowings of divested companies	641	392	174	30	3	20	185	39	1
Exchange differences on net borrowings and other changes	(133)	112	(213)	43	(389)	(353)	(312)	990	1,422
Dividends paid and changes in minority interests and reserves	(561)	(833)	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)
CHANGE IN NET BORROWINGS	3,273	1,230	1,510	980	803	(1,475)	(2,189)	(1,037)	(2,402)

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Net sales from operations	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production	5,664	6,578	6,897	5,206	6,840	12,308	13,960	12,877	12,746
Gas & Power	8,400	9,352	9,985	9,625	9,900	14,427	16,098	15,297	16,068
Refining & Marketing	10,594	11,326	11,834	10,374	14,415	25,462	22,083	21,546	22,148
Petrochemicals	6,830	5,063	4,985	4,048	4,096	6,018	5,108	4,516	4,487
Oilfield Services Construction and Engineering	2,231	2,551	2,890	3,348	2,988	2,146	3,114	4,546	6,306
Other activities	297	290	417	552	555	608	695	1,555	1,302
Corporate and financial companies								457	638
Activities to be divested	1,249	905	464	253	83
Consolidation adjustment	(5,884)	(6,275)	(6,113)	(5,065)	(7,869)	(13,031)	(11,786)	(12,872)	(12,208)
	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

•	Syndial (former EniChem) was included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

•	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

Net sales to customers	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production	2,303	2,803	3,254	2,300	1,228	2,924	5,530	4,082	4,278
Gas & Power	7,834	8,776	9,563	9,272	9,532	13,714	15,430	14,674	15,617
Refining & Marketing	9,638	10,386	10,861	9,626	13,542	23,913	20,881	20,509	21,527
Petrochemicals	6,501	4,722	4,640	3,787	3,777	5,448	4,290	3,770	4,049
Oilfield Services Construction and Engineering	1,862	2,148	2,450	2,938	2,689	1,762	2,605	4,067	5,409
Other activities	88	84	129	166	157	177	89	700	449
Corporate and financial companies							100	120	158
Activities to be divested	1,155	871	462	252	83
	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487

Net sales by geographic area of destination	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	19,255	19,288	19,914	18,059	18,813	27,184	27,591	23,797	25,491
Other European Union countries	4,654	4,051	4,182	3,339	4,191	6,944	8,226	8,450	9,995
Rest of Europe	1,393	1,662	1,785	1,737	1,551	2,711	3,136	4,712	4,093
Africa	828	1,004	1,167	1,160	1,496	2,083	2,180	2,478	5,854
Americas	2,014	2,265	2,334	2,432	3,148	6,034	6,169	5,317	2,778
Asia	1,165	1,402	1,958	1,596	1,795	2,959	1,949	3,154	3,245
Other areas	72	118	19	18	14	23	21	14	31
Total outside Italy	10,126	10,502	11,445	10,282	12,195	20,754	21,681	24,125	25,996
	29,381	29,790	31,359	28,341	31,008	47,938	49,272	47,922	51,487

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Purchases, services and other	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Production costs - raw, ancillary and consumable materials and goods	12,423	12,647	13,415	11,038	13,189	23,691	23,993	22,658	24,087
Production costs - services	4,942	5,061	5,330	6,173	6,035	6,513	7,507	8,614	10,431
Lease, rental and royalty expenses	955	969	1,155	1,048	941	1,203	1,242	1,454	1,407
Other expenses	888	1,038	1,239	1,232	1,022	1,518	1,302	1,575	1,423
less:
capitalized direct costs associated with self-constructed assets	(523)	(562)	(716)	(805)	(563)	(616)	(745)	(842)	(1,277)
services billed to joint venture partners	(509)	(474)	(612)	(653)	(624)	(867)	(1,189)	(1,566)	(1,505)
	18,176	18,679	19,811	18,033	20,000	31,442	32,110	31,893	34,566

Payroll and related costs	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Wages and salaries	2,278	2,244	2,226	2,234	2,134	2,175	2,271	2,441	2,412
Social security contributions	705	726	725	651	621	627	602	650	693
Employee termination indemnities	189	159	128	126	121	117	114	121	126
Employee retirement and similar obligations	3	6	17	11	16	11	12	15	31
Other costs	152	153	147	85	73	57	83	119	91
less:
revenues related to personnel costs	(36)	(47)	(39)	(36)	(33)	(40)	(51)	(53)	(26)
capitalized direct costs associated with self-constructed assets	(149)	(160)	(153)	(154)	(150)	(161)	(180)	(190)	(161)
	3,142	3,081	3,051	2,917	2,782	2,786	2,851	3,103	3,166

Depreciation, amortization and writedowns	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production	1,428	1,542	1,810	1,897	1,654	2,364	3,163	3,552	3,133
Gas & Power	840	930	994	1,033	1,045	474	500	417	533
Refining & Marketing	461	434	420	459	476	502	508	490	493
Petrochemicals	339	281	259	251	284	273	323	125	125
Oilfield Services Construction and Engineering	74	81	87	107	109	144	203	267	271
Other activities	19	24	30	30	24	31	46	51	54
Corporate and financial companies								60	101
Activities to be divested	39	17	10	1
Total depreciation and amortization	3,200	3,309	3,610	3,778	3,592	3,788	4,743	4,962	4,710
Writedowns	215	426	158	530	106	55	100	542	441
	3,415	3,735	3,768	4,308	3,698	3,843	4,843	5,504	5,151

Operating income by segment	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production	2,094	2,612	2,590	594	2,834	6,603	5,984	5,175	5,746
Gas & Power	1,703	2,024	2,012	2,513	2,580	3,178	3,672	3,244	3,627
Refining & Marketing	456	214	578	730	478	986	985	321	583
Petrochemicals	1,042	101	187	0	(362)	4	(415)	(126)	(176)
Oilfield Services Construction and Engineering	144	159	169	198	149	144	255	298	311
Other activities								(201)	(279)
Corporate and financial companies	(118)	(98)	(138)	(168)	(199)	(143)	(168)	(209)	(295)
Activities to be divested	(5)	(52)	(53)	(57)
	5,316	4,960	5,345	3,810	5,480	10,772	10,313	8,502	9,517

86

ENI FACT BOOK 2003
FINANCIAL DATA

Net financial expense	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Interest and other financial income	852	623	579	485	339	501	539	512	436
Securities gains	237	302	246	176	197	116	95	44	34
Interest and other financial expense	(1,878)	(1,386)	(1,125)	(790)	(556)	(791)	(978)	(738)	(710)
Exchange gain (loss), net	32	(35)	33	49	(27)	165	(10)	(30)
less:
interest capitalized	59	51	38	39	57	73	49	43	86
	(698)	(445)	(229)	(41)	10	64	(295)	(167)	(154)
of which income on receivables related to operations and tax credits	263	227	197	195	254	201	170	122	116

Income (expense on) from investments	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Gains on disposals	16	69	135	401	17	19	76	55	39
Dividends	14	23	42	67	63	44	40	32	22
Income from equity investments	143	64	68	46	61	137	151	178	180
Other revaluation of investments	4	2	23	22	47	10	7	6	9
Writedown of investments	(291)	(59)	(213)	(143)	(101)	(178)	(282)	(245)	(278)
Other	1	4	4	3	2	1	1	17	11
	(114)	99	59	396	89	33	(7)	43	(17)

Net extraordinary income (expense)	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Gains on disposals	248	245	67	57	77	86	3,473	257	290
of which gain on the public offering of 40.24% of Snam Rete Gas							2,453
Other extraordinary income	59	100	76	351	26	146	177	112	273
Extraordinary income	307	345	143	408	103	232	3,650	369	563
Restructuring costs:
provisions for risks and contingencies	(289)	(88)	(207)	(277)	(330)	(182)	(885)	(157)	(248)
writedowns of fixed assets and losses from investments	(46)	(65)	(38)	(183)	(169)	(34)	(651)	(55)	(66)
cost of redundancy incentives	(76)	(205)	(77)	(129)	(110)	(202)	(257)	(114)	(116)
	(411)	(358)	(322)	(589)	(609)	(418)	(1,793)	(326)	(430)
Other extraordinary expense	(144)	(63)	(19)	(64)	(22)	(326)	(120)	(72)	(84)
Extraordinary expense	(555)	(421)	(341)	(653)	(631)	(744)	(1,913)	(398)	(514)
Net extraordinary income (expense)	(248)	(76)	(198)	(245)	(528)	(512)	1,737	(29)	49

87

ENI FACT BOOK 2003
FINANCIAL DATA

Fixed assets (at period end)	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Fixed assets, gross:
Exploration & Production	13,804	14,837	17,633	18,878	23,329	28,220	38,667	38,534	38,811
Gas & Power	13,536	14,691	14,513	14,997	15,579	16,881	15,867	16,467	18,926
Refining & Marketing	7,986	7,526	7,852	8,316	8,620	8,854	9,083	8,172	8,652
Petrochemicals	4,642	4,030	4,163	4,356	4,611	4,618	5,862	4,169	4,266
Oilfield Services Construction and Engineering	1,115	1,354	1,614	1,898	2,336	2,564	2,805	3,447	3,531
Other activities	163	167	227	239	202	224	241	2,472	2,403
Corporate and financial companies								132	149
Activities to be divested	731	581	424	340
	41,977	43,186	46,426	49,024	54,677	61,361	72,525	73,393	76,738
Fixed assets, net:
Exploration & Production	6,450	6,675	7,651	7,790	10,155	13,113	20,728	19,862	20,338
Gas & Power	7,074	7,473	6,624	6,419	6,142	7,068	6,598	7,191	9,500
Refining & Marketing	4,108	3,398	3,409	3,566	3,472	3,393	3,332	3,097	3,170
Petrochemicals	2,595	2,163	2,076	2,071	1,958	1,759	1,626	1,285	1,181
Oilfield Services Construction and Engineering	485	546	718	919	1,257	1,370	1,467	1,758	1,741
Other activities	74	76	97	104	90	94	100	418	338
Corporate and financial companies								82	92
Activities to be divested	167	109	66	2
	20,953	20,440	20,641	20,871	23,074	26,797	33,851	33,693	36,360

Capital expenditure by segment	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production	1,584	1,663	2,322	2,882	3,268	3,539	4,276	5,615	5,681
Gas & Power	1,232	1,207	882	921	906	794	1,065	1,315	1,760
Refining & Marketing	520	584	495	586	524	533	496	550	730
Petrochemicals	133	158	180	331	289	265	390	145	141
Oilfield Services Construction and Engineering	151	143	237	354	425	245	304	233	278
Other activities	36	27	34	61	55	55	75	119	71
Corporate and financial companies								71	141
Activities to be divested	24	10	19	17	16
	3,680	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802

Capital expenditure by geographic area of origin	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Italy	2,336	2,365	2,246	2,535	2,238	2,206	2,436	2,396	2,708
Other European Union countries	458	300	478	439	320	439	595	546	1,035
Rest of Europe	184	242	306	465	390	283	249	305	334
Africa	583	671	904	1,103	1,159	1,186	1,405	2,497	3,026
Americas	76	86	144	261	1,095	753	923	721	369
Asia	39	127	90	345	280	562	923	1,333	795
Other areas	4	1	1	4	1	2	75	250	535
Total outside Italy	1,344	1,427	1,923	2,617	3,245	3,225	4,170	5,652	6,094
	3,680	3,792	4,169	5,152	5,483	5,431	6,606	8,048	8,802

88

ENI FACT BOOK 2003
FINANCIAL DATA

Net borrowings (at period end)	(million €)

			Securities	Accounts receivable
			not related	financing not related
	Debt and bonds	Cash	to operations	to operations	Other, net	Total
1995
Short-term	7,360	(984)	(1,544)	(586)	(5)	4,241
Long-term	6,977		(429)			6,548
	14,337	(984)	(1,973)	(586)	(5)	10,789
1996
Short-term	8,339	(1,026)	(2,063)	(897)	42	4,395
Long-term	5,506		(351)		9	5,164
	13,845	(1,026)	(2,414)	(897)	51	9,559
1997
Short-term	7,924	(1,586)	(2,204)	(1,180)	(5)	2,949
Long-term	5,347		(156)	(91)	1	5,101
	13,271	(1,586)	(2,360)	(1,271)	(4)	8,050
1998
Short-term	4,948	(779)	(1,119)	(389)	(6)	2,655
Long-term	4,517		(85)		(17)	4,415
	9,465	(779)	(1,204)	(389)	(23)	7,070
1999
Short-term	4,764	(1,212)	(1,645)	(343)	26	1,590
Long-term	4,787		(85)		(25)	4,677
	9,551	(1,212)	(1,730)	(343)	1	6,267
2000
Short-term	5,928	(1,244)	(1,432)	(550)	(50)	2,652
Long-term	5,116		(24)		(2)	5,090
	11,044	(1,244)	(1,456)	(550)	(52)	7,742
2001
Short-term	6,464	(1,305)	(940)	(74)	(29)	4,116
Long-term	6,084		(312)			5,772
	12,819	(1,360)	(1,252)	(74)	(29)	10,104
2002
Short-term	8,870	(1,791)	(730)	(1,465)	(3)	4,881
Long-term	6,550		(290)			6,260
	15,420	(1,791)	(1,020)	(1,465)	(3)	11,141
2003
Short-term	7,918	(1,580)	(792)	(32)	(65)	5,449
Long-term	8,336		(2)	(240)		8,094
	16,254	(1,580)	(794)	(272)	(65)	13,543

89

ENI FACT BOOK 2003
FINANCIAL DATA

employees

Number of employees at year-end	(units)

		1995	1996	1997	1998	1999	2000	2001	2002	2003
Exploration & Production	Italy	5,856	5,750	5,912	5,444	5,294	5,014	4,495	4,617	4,555
	Outside Italy	2,884	2,691	2,666	2,726	2,479	2,727	3,038	3,098	3,163
		8,740	8,441	8,578	8,170	7,773	7,741	7,533	7,715	7,718
Gas & Power	Italy	17,355	16,341	14,474	13,977	13,669	13,175	11,704	10,852	10,302
	Outside Italy	217	3,784	3,432	3,132	2,806	2,925	2,582	2,465	2,680
		17,572	20,125	17,906	17,109	16,475	16,100	14,286	13,317	12,982
Refining & Marketing	Italy	13,838	12,662	11,543	11,176	10,341	9,760	8,638	7,332	6,882
	Outside Italy	7,173	7,003	6,897	7,230	6,720	6,370	6,534	6,425	6,395
		21,011	19,665	18,440	18,406	17,061	16,130	15,172	13,757	13,277
Petrochemicals	Italy	18,465	14,969	14,354	12,957	12,596	11,573	10,910	5,744	5,585
	Outside Italy	2,366	1,778	1,653	1,370	1,312	1,284	1,569	1,514	1,465
		20,831	16,747	16,007	14,327	13,908	12,857	12,479	7,258	7,050
Oilfield Services Construction and Engineering Oilfield Services and Construction	Italy	3,276	3,194	2,925	2,832	2,648	2,326	2,279	2,255	2,423
	Outside Italy	5,361	6,907	8,086	9,682	7,359	7,560	12,881	22,770	18,910
		8,637	10,101	11,011	12,514	10,007	9,886	15,160	25,025	21,333
Engineering	Italy	3,422	3,402	3,376	3,328	3,102	3,001	3,055	3,433	3,544
	Outside Italy	506	405	411	393	378	330	417	633	1,580
		3,928	3,807	3,787	3,721	3,480	3,331	3,472	4,066	5,124
Other activities	Italy	1,499	1,510	2,834	3,527	3,247	3,841	4,255	6,999	6,367
	Outside Italy	96	92	94	69	72	83	48	13	13
		1,595	1,602	2,928	3,596	3,319	3,924	4,303	7,012	6,380
Corporate and financial companies	Italy								2,455	2,577
	Outside Italy								50	80
									2,505	2,657
Activities to be divested	Italy	4,105	2,936	1,521	1,063
	Outside Italy	3	0	0	0
		4,108	2,936	1,521	1,063
	Italy	67,816	60,764	56,939	54,304	50,897	48,690	45,336	43,687	42,235
	Outside Italy	18,606	22,660	23,239	24,602	21,126	21,279	27,069	36,968	34,286
		86,422	83,424	80,178	78,906	72,023	69,969	72,405	80,655	76,521
of which senior managers		2,165	2,012	1,992	1,914	1,788	1,683	1,438	1,537	1,733

90

ENI FACT BOOK 2002
EMPLOYEES

supplemental oil and gas information1

Oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others.

Proved developed reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

The estimates of Eni’s reserve quantities have been prepared in accordance with applicable U.S. Securities and Exchange Commission regulation. The estimates of proved reserves, developed and undeveloped are based on data prepared by Eni.

Eni operates under PSAs in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSAs, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production, and Eni’s net equity share after cost recovery.

Proved reserves include the volume of natural gas used for own consumption and volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (i) the residual natural gas volumes of the reservoirs; (ii) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when it is sold to third parties.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition, changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. Reserves estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas.

(1)	The following information is not audited and is presented in accordance with the Statement of Financial Accounting Standard No. 69 “Disclosures about Oil and Gas Producing Activities”.

91

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Proved hydrocarbon reserves (1)	(million boe)

	Italy	North	West	North	Rest
	(2)	Africa	Africa	Sea	of World	Total
Reserves at December 31, 1995	1,736	980	870	584	148	4,318
Purchase of minerals in place	12	185	3	57		257
Revisions of previous estimates		(12)	26	33	(2)	45
Improved recovery			6	12		18
Extensions and discoveries	35	352	8	1	1	397
Production	(146)	(85)	(66)	(41)	(19)	(357)
Sales of minerals in place				(3)		(3)
Reserves at December 31, 1996	1,637	1,420	847	643	128	4,675
Purchase of minerals in place	37	1			254	292
Revisions of previous estimates	31	77	46	24	25	203
Improved recovery		1	2	14		17
Extensions and discoveries	83	117	24	44	5	273
Production	(142)	(85)	(67)	(59)	(20)	(373)
Sales of minerals in place		(1)		(11)	(2)	(14)
Reserves at December 31, 1997	1,646	1,530	852	655	390	5,073
Purchase of minerals in place
Revisions of previous estimates	13	126	65	41	(24)	221
Improved recovery			17			17
Extensions and discoveries	68	118	49	27	73	335
Production	(153)	(88)	(73)	(57)	(20)	(391)
Sales of minerals in place
Reserves at December 31, 1998	1,574	1,686	910	666	419	5,255
Purchase of minerals in place	6	17		5	93	121
Revisions of previous estimates	24	208	48	28	(1)	307
Improved recovery			3			3
Extensions and discoveries	11	37	180	1	14	243
Production	(138)	(99)	(74)	(54)	(30)	(395)
Sales of minerals in place
Reserves at December 31, 1999	1,477	1,849	1,067	646	495	5,534
Purchase of minerals in place	0	3	12	80	159	254
Revisions of previous estimates	15	86	56	32	231	419
Improved recovery	0	3	9	0	0	12
Extensions and discoveries	16	100	32	3	69	220
Production	(119)	(111)	(83)	(62)	(56)	(430)
Sales of minerals in place	(0)	(1)	0	0	0	(1)
Reserves at December 31, 2000	1,389	1,929	1,093	700	897	6,008
Purchase of minerals in place	3	118		206	437	764
Revisions of previous estimates	22	171	93	63	166	515
Improved recovery		11	16	6		33
Extensions and discoveries	21	8	24	9	58	120
Production	(120)	(115)	(86)	(104)	(81)	(506)
Sales of minerals in place	0	0	(4)	(1)		(5)
Reserves at December 31, 2001	1,315	2,122	1,136	879	1,477	6,929
Purchase of minerals in place				27	12	39
Revisions of previous estimates	5	14	113	24	181	337
Improved recovery		14	1			15
Extensions and discoveries	29	12	124	31	142	338
Production	(111)	(129)	(87)	(112)	(93)	(532)
Sales of minerals in place	(39)			(24)	(33)	(96)
Reserves at December 31, 2002	1,199	2,033	1,287	825	1,686	7,030

92

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

(million boe)

	Italy	North	West	North	Rest
	(2)	Africa	Africa	Sea	of World	Total
Reserves at December 31, 2002	1,199	2,033	1,287	825	1,686	7,030
Purchase of minerals in place	2			159	1	162
Revisions of previous estimates	(116)	29	89	77	208	287
Improved recovery		15	16			31
Extensions and discoveries	22	74	27		232	355
Production	(111)	(127)	(95)	(126)	(111)	(570)
Sales of minerals in place				(23)		(23)
Reserves at December 31, 2003	996	2,024	1,324	912	2,016	7,272
Proved developed hydrocarbon reserves (1)
Reserves at December 31, 1995	1,174	800	495	373	64	2,906
Reserves at December 31, 1996	1,069	761	458	468	72	2,828
Reserves at December 31, 1997	1,018	734	454	423	73	2,702
Reserves at December 31, 1998	914	778	476	460	102	2,730
Reserves at December 31, 1999	921	796	586	416	202	2,921
Reserves at December 31, 2000	860	824	590	443	301	2,995
Reserves at December 31, 2001	825	875	640	773	654	3,767
Reserves at December 31, 2002	774	797	703	724	705	3,703
Reserves at December 31, 2003	702	806	710	822	1,190	4,230

(1)	Natural gas was converted to boe using a coefficient of 0.0061 for each cubic meter of gas produced outside Italy and 0.0063 for each cubic meter of gas produced in Italy due to the different heat value.

(2)	Data at December 31, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002 and 2003 include 136.2, 143.7, 144.2, 139.4, 134.8, 139.8, 129.9, 139 and 133.2 million boe of natural gas in storage in Italy, respectively.

93

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Proved oil reserves (1)	(million barrels)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Reserves at December 31, 1995	318	869	749	375	91	2,402
Purchase of minerals in place	6	84	3	45		138
Revisions of previous estimates	8	1	19	21		49
Improved recovery			6	7		13
Extensions and discoveries	19	79	8	1	1	108
Production	(35)	(80)	(65)	(30)	(13)	(223)
Sales of minerals in place				(3)		(3)
Reserves at December 31, 1996	316	953	720	416	79	2,484
Purchase of minerals in place					254	254
Revisions of previous estimates	20	76	47	23	21	187
Improved recovery		1	2	12		15
Extensions and discoveries	61	34	24	26	5	150
Production	(37)	(78)	(65)	(43)	(14)	(237)
Sales of minerals in place		(1)		(6)	(2)	(9)
Reserves at December 31, 1997	360	985	728	428	343	2,844
Purchase of minerals in place
Revisions of previous estimates	(20)	86	78	38	(25)	157
Improved recovery			17			17
Extensions and discoveries	25	31	39	9		104
Production	(36)	(78)	(72)	(42)	(13)	(241)
Sales of minerals in place
Reserves at December 31, 1998	329	1,024	790	433	305	2,881
Purchase of minerals in place	6	13		1	79	99
Revisions of previous estimates	20	107	52	22	44	245
Improved recovery			3			3
Extensions and discoveries	5	8	126	2	11	152
Production	(32)	(81)	(71)	(41)	(18)	(243)
Sales of minerals in place
Reserves at December 31, 1999	328	1,071	900	417	421	3,137
Purchase of minerals in place		3	12	46	133	194
Revisions of previous estimates	(13)	42	59	36	166	290
Improved recovery		2	9			11
Extensions and discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of minerals in place		(1)				(1)
Reserves at December 31, 2000	296	1,039	934	455	698	3,422
Purchase of minerals in place		118		120	248	486
Revisions of previous estimates	29	79	91	37	20	256
Improved recovery		11	16	6		33
Extensions and discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of minerals in place			(5)			(5)
Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of minerals in place				13	12	25
Revisions of previous estimates	2	(31)	112	4	(33)	54
Improved recovery		14	1			15
Extensions and discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of minerals in place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783

94

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

(million barrels)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of minerals in place				86		86
Revisions of previous estimates	21	51	59	52	153	336
Improved recovery		15	16			31
Extensions and discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of minerals in place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138
Proved developed oil reserves
Reserves at December 31, 1995	253	755	470	249	43	1,770
Reserves at December 31, 1996	222	712	433	306	43	1,716
Reserves at December 31, 1997	226	680	429	287	50	1,672
Reserves at December 31, 1998	180	689	452	315	70	1,706
Reserves at December 31, 1999	172	681	473	276	148	1,750
Reserves at December 31, 2000	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447

(1)	Including condensates and natural gas liquids.

95

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Proved natural gas reserves	(million cubic meters)

	Italy	North	West	North	Rest
	(1)	Africa	Africa	Sea	of World	Total
Reserves at December 31, 1995	225,027	18,157	19,786	34,328	9,344	306,642
Purchase of minerals in place	765	16,516		2,039		19,320
Revisions of previous estimates	(1,204)	(2,050)	1,228	2,002	(334)	(358)
Improved recovery				822		822
Extensions and discoveries	2,585	44,740		18	122	47,465
Production	(17,567)	(806)	(183)	(1,939)	(1,033)	(21,528)
Sales of minerals in place
Reserves at December 31, 1996	209,606	76,557	20,831	37,270	8,099	352,363
Purchase of minerals in place	5,900	117				6,017
Revisions of previous estimates	1,796	265	(189)	89	619	2,580
Improved recovery				399		399
Extensions and discoveries	3,590	13,525		2,931	5	20,051
Production	(16,822)	(1,158)	(222)	(2,713)	(951)	(21,866)
Sales of minerals in place				(836)		(836)
Reserves at December 31, 1997	204,070	89,306	20,420	37,140	7,772	358,708
Purchase of minerals in place	5					5
Revisions of previous estimates	5,293	6,534	(2,150)	589	71	10,337
Improved recovery
Extensions and discoveries	6,845	14,264	1,640	2,954	12,036	37,739
Production	(18,641)	(1,535)	(205)	(2,493)	(1,225)	(24,099)
Sales of minerals in place
Reserves at December 31, 1998	197,572	108,569	19,705	38,190	18,654	382,690
Purchase of minerals in place	53	538		617	2,288	3,496
Revisions of previous estimates	632	16,545	(790)	1,057	(7,393)	10,051
Improved recovery
Extensions and discoveries	927	4,850	8,734	61	349	14,921
Production	(16,834)	(2,974)	(344)	(2,231)	(1,826)	(24,209)
Sales of minerals in place	(11)					(11)
Reserves at December 31, 1999	182,339	127,528	27,305	37,694	12,072	386,938
Purchase of minerals in place				5,531	4,249	9,780
Revisions of previous estimates	4,435	7,242	(551)	(654)	10,722	21,194
Improved recovery		50				50
Extensions and discoveries	1,133	15,457		218	8,489	25,297
Production	(14,450)	(4,383)	(641)	(2,646)	(2,828)	(24,948)
Sales of minerals in place	(6)					(6)
Reserves at December 31, 2000	173,451	145,894	26,113	40,143	32,704	418,305
Purchase of minerals in place	485			14,181	30,939	45,605
Revisions of previous estimates	(1,041)	15,254	355	4,190	23,580	42,338
Improved recovery				14		14
Extensions and discoveries	1,869	18	497	121	5,730	8,235
Production (2)	(15,048)	(5,179)	(755)	(4,968)	(5,011)	(30,961)
Sales of minerals in place				(114)		(114)
Reserves at December 31, 2001	159,716	155,987	26,210	53,567	87,942	483,422
Purchase of minerals in place				2,454		2,454
Revisions of previous estimates	604	7,281	216	3,266	35,061	46,428
Extensions and discoveries	2,946	269	18,008	2,095	6,316	29,634
Production (2)	(12,905)	(6,006)	(1,020)	(5,697)	(6,458)	(32,086)
Sales of minerals in place	(432)			(1,918)		(2,350)
Reserves at December 31, 2002	149,929	157,531	43,414	53,767	122,861	527,502

96

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

(million cubic meters)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Reserves at December 31, 2002	149,929	157,531	43,414	53,767	122,861	527,502
Purchase of minerals in place	295			12,041	212	12,548
Revisions of previous estimates	(21,753)	(3,469)	4,873	3,923	9,197	(7,229)
Extensions and discoveries	2,387	6,847		10	2,826	12,070
Production (2)	(12,892)	(6,087)	(1,390)	(6,490)	(7,795)	(34,654)
Sales of minerals in place				(310)
Reserves at December 31, 2003	117,966	154,822	46,897	62,941	127,301	509,927
Proved developed natural gas reserves
Reserves at December 31, 1995	146,211	7,406	4,179	20,270	3,431	181,497
Reserves at December 31, 1996	134,405	8,044	4,144	26,629	4,789	178,011
Reserves at December 31, 1997	125,776	8,848	4,083	22,359	3,737	164,803
Reserves at December 31, 1998	116,524	14,627	3,870	23,740	5,202	163,963
Reserves at December 31, 1999	118,954	18,928	18,497	22,965	8,791	188,135
Reserves at December 31, 2000	113,601	28,570	16,861	22,926	18,389	200,347
Reserves at December 31, 2001	103,789	31,217	16,543	48,737	34,568	234,854
Reserves at December 31, 2002	96,206	30,690	24,429	48,899	36,335	236,559
Reserves at December 31, 2003	83,996	27,226	24,520	58,754	95,008	289,504

(1)	Including 21,630, 22,816, 22,884, 22,133, 21,399, 22,183, 20,618, 22,065 and 21.144 million cubic meters of natural gas held in storage at December 31, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002 and 2003 respectively.

(2)	Starting from 2001 include volumes consumed in operations (968, 1,333 and 1,506 million cubic meters in 2001, 2002 and 2003, respectively).

97

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Results of operations from oil and gas producing activities (1)	(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Year ended December 31, 1995
Revenues:
sales and transfers to affiliates	2,411	744	116			3,271
sales to unaffiliated entities	27	267	864	523	185	1,866
	2,438	1,011	980	523	185	5,137
Production costs	(180)	(396)	(365)	(159)	(22)	(1,122)
Exploration expenses	(142)	(64)	(30)	(52)	(43)	(331)
Depreciation, amortization and writedowns	(456)	(202)	(229)	(206)	(79)	(1,172)
Other income (expense)	(65)		100	31	(10)	56
Pretax income from producing activities	1,595	349	456	137	31	2,568
Estimated income taxes	(855)	(169)	(203)	(111)	(8)	(1,346)
Results of operations from E&P activities	740	180	253	26	23	1,222
Year ended December 31, 1996
Revenues:
sales and transfers to affiliates	2,613	819	152		27	3,611
sales to unaffiliated entities	45	436	920	624	244	2,269
	2,658	1,255	1,072	624	271	5,880
Production costs	(222)	(382)	(324)	(153)	(59)	(1,140)
Exploration expenses	(175)	(81)	(35)	(47)	(50)	(388)
Depreciation, amortization and writedowns	(621)	(198)	(203)	(218)	(82)	(1,322)
Other income (expense)	(107)	(17)	(52)	6	(20)	(190)
Pretax income from producing activities	1,533	577	458	212	60	2,840
Estimated income taxes	(803)	(228)	(269)	(107)	(23)	(1,430)
Results of operations from E&P activities	730	349	189	105	37	1,410
Year ended December 31, 1997
Revenues:
sales and transfers to affiliates	2,701	781	56		7	3,545
sales to unaffiliated entities	57	464	994	874	258	2,647
	2,758	1,245	1,050	874	265	6,192
Production costs	(306)	(393)	(316)	(231)	(58)	(1,304)
Exploration expenses	(151)	(133)	(63)	(33)	(97)	(477)
Depreciation, amortization and writedowns	(452)	(273)	(214)	(422)	(88)	(1,449)
Other income (expense)	(133)	(19)	(70)	6	24	(192)
Pretax income from producing activities	1,716	427	387	194	46	2,770
Estimated income taxes	(915)	(225)	(263)	(99)	(12)	(1,514)
Results of operations from E&P activities	801	202	124	95	34	1,256

(1)	Results of operations from oil and gas producing activities including services for the modulation of gas supply due to seasonal swings in demand, represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Revenues and income taxes include taxes due in PSA’s where Eni’s tax liability is paid by the State Company on behalf of Eni. Such income taxes have been calculated by applying the tax rate of the country where Eni operates to the pretax income from exploration and production activities.

98

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Year ended December 31, 1998
Revenues:
sales and transfers to affiliates	2,216	573	20		3	2,812
sales to unaffiliated entities	57	256	711	674	185	1,883
	2,273	830	732	674	186	4,695
Production costs	(329)	(364)	(254)	(211)	(50)	(1,208)
Exploration expenses	(154)	(95)	(105)	(35)	(86)	(475)
Depreciation, amortization and writedowns	(787)	(254)	(512)	(517)	(92)	(2,162)
Other income (expense)	(98)	(21)	(102)	(10)	(51)	(282)
Pretax income from producing activities	905	95	(241)	(99)	(91)	568
Estimated income taxes	(382)	(58)	(74)	(7)	(1)	(522)
Results of operations from E&P activities	523	37	(316)	(106)	(92)	46
Year ended December 31, 1999
Revenues:
sales and transfers to affiliates	1,919	958	1,075	650	138	4,740
sales to unaffiliated entities	499	506	81	205	222	1,513
	2,418	1,464	1,156	855	360	6,253
Production costs	(352)	(370)	(353)	(199)	(52)	(1,326)
Exploration expenses	(120)	(69)	(61)	(39)	(83)	(372)
Depreciation, amortization and writedowns	(462)	(316)	(253)	(336)	(81)	(1,448)
Other income (expense)	(183)	(99)	(91)	3	(77)	(447)
Pretax income from producing activities	1,301	610	398	284	67	2,660
Estimated income taxes	(542)	(254)	(219)	(110)	(19)	(1,144)
Results of operations from E&P activities	759	356	179	174	48	1,516
Year ended December 31, 2000
Revenues:
sales and transfers to affiliates	3,336	1,748	2,114	1,205	531	8,934
sales to unaffiliated entities	136	1,134	190	373	660	2,493
	3,472	2,882	2,304	1,578	1,191	11,427
Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
Depreciation, amortization and writedowns	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income (expense)	(30)	(196)	(132)	(55)	(117)	(530)
Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Estimated income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)
Results of operations from E&P activities	1,458	873	590	403	316	3,640

99

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Year ended December 31, 2001
Revenues:
sales and transfers to affiliates	3,160	1,440	1,807	1,265	322	7,994
sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
	3,300	2,621	1,976	2,515	1,593	12,005
Operating expenses	(327)	(337)	(221)	(495)	(270)	(1,650)
Production taxes	(152)	(124)	(256)	(27)	(36)	(595)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
Depreciation, amortization and writedowns	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income (expense)	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from E&P activities	1,306	905	357	487	(1)	3,054
Year ended December 31, 2002
Revenues:
sales and transfers to affiliates	2,871	1,673	1,856	1,748	281	8,429
sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
	3,124	2,899	2,042	2,443	1,695	12,203
Operating expenses	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
Depreciation, amortization and writedowns(2)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income (expense)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810
Year ended December 31, 2003
Revenues:
sales and transfers to affiliates	2,609	1,469	1,946	1,913	345	8,282
sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
	2,762	2,657	2,110	2,735	1,940	12,204
Operating expenses	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
Depreciation, amortization and writedowns(2)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income (expense)	(170)	(264)	(121)	14	(289)	(830)
Accretion of discount (SFAS 143) (3)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925

(2)	Includes assets impairments amounting to euro 227 million in 2002 and euro 210 million in 2003.

(3)	Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

100

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Capitalized costs (1)	(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
At December 31, 1995
Proved mineral interests	4,625	3,148	3,002	2,123	543	13,441
Unproved mineral interests		25	237	4	40	306
Support equipment and facilities	353	81	114	48	13	609
Incomplete wells and other	643	189	66	403	39	1,340
Gross capitalized costs	5,621	3,443	3,419	2,578	635	15,696
Accumulated depreciation, depletion and amortization	(2,642)	(1,673)	(1,789)	(1,046)	(281)	(7,431)
Net capitalized costs	2,979	1,770	1,629	1,531	354	8,265
At December 31, 1996
Proved mineral interests	5,006	3,388	3,066	2,760	604	14,824
Unproved mineral interests		5	167		42	214
Support equipment and facilities	387	12	113	73	14	599
Incomplete wells and other	747	169	118	343	41	1,418
Gross capitalized costs	6,140	3,574	3,464	3,176	701	17,055
Accumulated depreciation, depletion and amortization	(3,181)	(1,743)	(1,877)	(1,219)	(354)	(8,374)
Net capitalized costs	2,959	1,831	1,587	1,957	347	8,681
At December 31, 1997
Proved mineral interests	5,393	4,166	3,734	3,270	763	17,326
Unproved mineral interests		7	188		58	253
Support equipment and facilities	427	15	139	105	17	703
Incomplete wells and other	991	236	321	494	36	2,078
Gross capitalized costs	6,811	4,424	4,382	3,869	874	20,360
Accumulated depreciation, depletion and amortization	(3,584)	(2,267)	(2,357)	(1,725)	(475)	(10,408)
Net capitalized costs	3,227	2,157	2,025	2,144	399	9,952
At December 31, 1998
Proved mineral interests	5,794	4,258	3,963	3,446	794	18,255
Unproved mineral interests		14	177		127	318
Support equipment and facilities	451	23	142	95	14	725
Incomplete wells and other	1,172	342	234	651	194	2,593
Gross capitalized costs	7,417	4,637	4,516	4,192	1,129	21,891
Accumulated depreciation, depletion and amortization	(4,272)	(2,395)	(2,689)	(2,078)	(500)	(11,934)
Net capitalized costs	3,145	2,242	1,827	2,114	629	9,957
At December 31, 1999
Proved mineral interests	6,255	5,480	5,117	4,299	1,529	22,680
Unproved mineral interests	2	130	230		381	743
Support equipment and facilities	487	29	179	149	18	862
Incomplete wells and other	1,077	337	181	649	414	2,658
Gross capitalized costs	7,821	5,976	5,707	5,097	2,342	26,943
Accumulated depreciation, depletion and amortization	(4,609)	(3,095)	(3,393)	(2,610)	(663)	(14,370)
Net capitalized costs	3,212	2,881	2,314	2,487	1,679	12,573

101

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
At December 31, 2000
Proved mineral interests	6,509	6,339	5,885	5,395	3,009	27,137
Unproved mineral interests		175	281	101	646	1,203
Support equipment and facilities	241	30	170	49	28	518
Incomplete wells and other	1,195	413	316	547	688	3,159
Gross capitalized costs	7,945	6,957	6,652	6,092	4,371	32,017
Accumulated depreciation, depletion and amortization	(4,669)	(3,718)	(3,935)	(2,893)	(1,081)	(16,296)
Net capitalized costs	3,276	3,239	2,717	3,199	3,290	15,721
At December 31, 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797
Gross capitalized costs	8,785	8,860	7,653	9,074	9,060	43,432
Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)
Net capitalized costs	3,676	4,527	3,275	5,462	7,166	24,106
At December 31, 2002
Proved mineral interests	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross capitalized costs	9,054	8,241	7,476	8,992	9,240	43,003

Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)

Net capitalized costs	3,627	4,151	3,428	4,800	6,978	22,984

At December 31, 2003
Proved mineral interests	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs (2)	3,668	4,481	3,745	4,990	6,468	23,352

(1)	Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

(2)	Include euro 385 million related to the effect of the application of SFAS 143 “Accounting for asset retirement obligations”; in particular, the item Proved mineral interest was increased by euro 1,119 and the item Accumulated depreciation, depletion and amortization was increased by euro 734 million.

102

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Costs incurred (1)	(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Year ended December 31, 1995
Proved property acquisitions	0.5				0.5	1
Unproved property acquisitions			4			4
Exploration	235	136	39	53	26	489
Development	430	238	118	280	60	1,126
	666	374	161	333	86	1,620
Year ended December 31, 1996
Proved property acquisitions	55	5	22	198		280
Unproved property acquisitions		7			5	12
Exploration	289	198	53	48	60	648
Development	351	163	132	254	67	967
	695	373	207	500	132	1,907
Year ended December 31, 1997
Proved property acquisitions	48	5	4		2	59
Unproved property acquisitions		5	16		15	36
Exploration	278	236	112	51	99	776
Development	558	212	288	394	66	1,518
	884	458	420	445	182	2,389
Year ended December 31, 1998
Proved property acquisitions		27	9		67	103
Unproved property acquisitions		12			82	94
Exploration	303	171	150	51	112	786
Development	488	353	367	583	197	1,988
	791	563	526	634	458	2,971
Year ended December 31, 1999
Proved property acquisitions	54	102	9		380	545
Unproved property acquisitions	2	102	34		234	372
Exploration	194	92	87	44	121	538
Development	433	356	357	400	318	1,864
	683	652	487	444	1,053	3,319
Year ended December 31, 2000
Proved property acquisitions		8	32	443	880	1,363
Unproved property acquisitions		30	11	67	149	257
Exploration	155	151	174	86	326	892
Development	567	415	372	346	617	2,317
	722	604	589	942	1,972	4,829
Year ended December 31, 2001 (2)
Proved property acquisitions	14	503		1,411	1,254	3,182
Unproved property acquisitions		438		495	704	1,637
Exploration	89	139	97	166	598	1,089
Development	600	498	698	328	1,337	3,461
	703	1,578	795	2,400	3,893	9,369

103

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(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
	509	840	1,189	526	2,243	5,307
Year ended December 31, 2003 (3)
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (4)	449	1,106	1,268	286	1,454	4,563
Totale costi sostenuti	516	1,186	1,406	844	1,711	5,663

(1)	Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.

(2)	Includes costs for the acquisition of Lasmo Plc of euro 5,084 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 974 million. The amount has been allocated to the following items: (i) Proved property acquisitions euro 3,115 million, (ii) Unproved property acquisitions euro 1,637 million, (iii) Exploration euro 332 million.

(3)	Includes costs for the acquisition of Fortum AS of euro 434 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.

(4)	Includes euro 84 million of costs capitalized during 2003 for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

104

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SUPPLEMENTAL OIL AND GAS INFORMATION

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 2001, 2002 and 2003 include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.

Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates. The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

105

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SUPPLEMENTAL OIL AND GAS INFORMATION

(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
At December 31, 1995
Future cash inflows	26,338	12,578	10,600	7,863	1,758	59,137
Future production costs	(2,516)	(5,726)	(3,599)	(2,341)	(437)	(14,619)
Future development and abandonment costs	(2,068)	(1,389)	(968)	(1,184)	(289)	(5,898)
Future net inflows before income taxes	21,754	5,463	6,033	4,338	1,032	38,620
Future income taxes	(10,925)	(1,825)	(3,770)	(1,765)	(119)	(18,404)
Future net cash flows	10,829	3,638	2,263	2,573	913	20,216
10% discount	(4,144)	(1,280)	(881)	(914)	(325)	(7,544)
Standardized measure of discounted future net cash flows	6,685	2,358	1,382	1,659	588	12,672
At December 31, 1996
Future cash inflows	29,780	20,463	12,222	10,094	1,846	74,405
Future production costs	(3,062)	(6,650)	(3,537)	(2,737)	(347)	(16,333)
Future development and abandonment costs	(2,205)	(3,260)	(1,095)	(1,037)	(237)	(7,834)
Future net inflows before income taxes	24,513	10,553	7,590	6,320	1,262	50,238
Future income taxes	(12,451)	(3,411)	(4,827)	(2,811)	(182)	(23,682)
Future net cash flows	12,062	7,142	2,763	3,509	1,080	26,556
10% discount	(4,649)	(3,830)	(1,058)	(1,225)	(359)	(11,121)
Standardized measure of discounted future net cash flows	7,413	3,312	1,705	2,284	721	15,435
At December 31, 1997
Future cash inflows	27,586	20,370	10,989	9,407	4,895	73,247
Future production costs	(3,585)	(6,994)	(3,440)	(2,674)	(1,257)	(17,950)
Future development and abandonment costs	(2,489)	(3,742)	(1,318)	(1,237)	(1,183)	(9,969)
Future net inflows before income taxes	21,512	9,634	6,231	5,496	2,455	45,328
Future income taxes	(7,998)	(2,615)	(3,526)	(2,290)	(625)	(17,054)
Future net cash flows	13,514	7,019	2,705	3,206	1,830	28,274
10% discount	(5,024)	(3,979)	(1,009)	(1,028)	(1,116)	(12,156)
Standardized measure of discounted future net cash flows	8,490	3,040	1,696	2,178	714	16,118
At December 31, 1998
Future cash inflows	18,312	13,676	7,111	6,792	2,600	48,491
Future production costs	(3,134)	(6,196)	(2,978)	(2,700)	(836)	(15,844)
Future development and abandonment costs	(2,544)	(3,704)	(1,207)	(895)	(972)	(9,322)
Future net inflows before income taxes	12,634	3,776	2,926	3,197	792	23,325
Future income taxes	(4,489)	(749)	(1,198)	(1,062)	(192)	(7,690)
Future net cash flows	8,145	3,027	1,728	2,135	600	15,635
10% discount	(2,858)	(2,027)	(650)	(608)	(433)	(6,576)
Standardized measure of discounted future net cash flows	5,287	1,000	1,078	1,527	167	9,059
At December 31, 1999
Future cash inflows	29,900	34,457	21,177	12,831	9,181	107,546
Future production costs	(3,972)	(7,782)	(5,212)	(3,528)	(1,375)	(21,869)
Future development and abandonment costs	(2,264)	(4,584)	(2,711)	(893)	(1,731)	(12,183)
Future net inflows before income taxes	23,664	22,091	13,254	8,410	6,075	73,494
Future income taxes	(9,168)	(10,662)	(8,012)	(4,006)	(1,594)	(33,442)
Future net cash flows	14,496	11,429	5,242	4,404	4,481	40,052
10% discount	(5,618)	(5,886)	(2,238)	(1,269)	(2,288)	(17,299)
Standardized measure of discounted future net cash flows	8,878	5,543	3,004	3,135	2,193	22,753

106
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(million €)

		North	West	North	Rest
	Italy	Africa	Africa	Sea	of World	Total
At December 31, 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)
Future net inflows before income taxes	41,885	24,800	13,474	12,552	12,275	104,986
Future income taxes	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)
Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)
Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701
At December 31, 2001
Future cash inflows	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflows before income taxes	24,389	21,555	11,181	11,385	13,035	81,545
Future income taxes	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771
At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflows before income taxes	25,687	27,563	19,741	13,374	19,731	106,096
Future income taxes	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480
At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflows before income taxes	18,682	24,854	17,222	13,048	21,167	94,973
Future income taxes	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264

107

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Changes in standardized measure of discounted future net cash flows	(million €)

	1995	1996	1997	1998	1999	2000	2001	2002	2003
Beginning of year	11,491	12,673	15,438	16,118	9,059	22,753	32,701	26,771	34,480
Increase (Decrease):
sales, net of production costs	(4,015)	(4,740)	(4,888)	(3,486)	(4,927)	(9,689)	(9,760)	(10,064)	(10,144)
net changes in sales and transfer prices, net of production costs	1,933	6,507	(5,034)	(10,384)	23,334	11,889	(16,754)	18,936	(1,050)
extensions, discoveries and improved recovery, net of future production and development costs	831	1,077	1,112	666	1,144	1,623	1,027	1,810	1,855
changes in estimated future development and abandonment costs	(180)	(588)	(1,005)	(642)	(1,570)	(1,061)	(2,527)	(2,697)	(3,576)
development costs incurred during the period that reduced future development costs	1,033	854	1,375	1,803	1,746	2,125	3,342	4,287	4,864
revisions of quantity estimates	1,264	324	1,229	688	2,054	2,736	3,397	1,715	2,348
accretion of discount	2,096	2,256	2,997	2,494	1,362	4,226	5,628	4,279	5,585
net change in income taxes	(831)	(3,145)	4,773	4,819	(12,702)	(4,102)	5,618	(9,318)	105
purchase of reserves in place	69	535	520		1,032	3,052	4,443	387	1,488
sale of reserves in place	(12)	(18)	(80)		(1)	(7)	(34)	(646)	(222)
changes in production rates (timing) and other	(1,006)	(297)	(319)	(3,017)	2,222	(844)	(310)	(980)	(4,469)
End of year	12,673	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264

108

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

energy conversion table

Oil	(average reference density 32.35 ºAPI, relative density 0.8636)

1 barrel	(bbl)	158.987 l oil (2)	0.159 m3 oil	164.238 m3 gas		5,800 ft3 gas
			1.462x10[6] kcal	5.8x10[6] btu	1.7x10[3] kWh	0.006 TJ
		0.137 toe		0.1 tLNG
1 barrel/d	(bbl/d)	~50 t/year
1 cubic meter	(m3)	1,000 l oil	6.29 bbl	1,033 m3 gas		36,481 ft3 gas
			9.193x10[6] kcal	36.481x10[6] btu	10,691.5 kWh	0.0385 TJ
0.862 toe
1 tonne oil equivalent	(toe)	1,160.49 l oil	7.299 bbl	1.161 m3 oil	1,199 m3 gas	42,335.7 ft3 gas
			10.668x10[6] kcal	42.336x10[6] btu	12,407.4 kWh	0.045 TJ
0.8 tLNG
Gas
1 cubic meter (1)	(m3)	0.968 l oil	0.0061 bbl	0.00071 tLNG		35.315 ft3 gas
		0.0008 toe	8,899.15 kcal	35,314.67 btu	10.35 kWh	0.000037 TJ
10[3] cubic feet	(ft3)	27.412 l oil	0.1724 bbl		27.317 m3 gas	0.0236 toe
			252x10[3] kcal	10[6] btu	293.07 kWh	0.00106 TJ
10[6] british thermal unit	(btu)	27.4 l oil	0.17 bbl	0.027 m3 oil	28.3 m3 gas	1,000 ft3 gas
		0.024 toe		251,986 kcal	293.1 kWh	0.0011 TJ
1 tonne LNG	(tLNG)	1.2 toe	8.9 bbl	520x10[5] btu	1.5x10[4] kWh	52x10[3] ft3 gas
			1.3x10[7] kcal			1,400 m3 gas
Electricity
1 megawatthour=10[3] kWh	(MWh)	93.532 l oil	0.5883 bbl	0.0955 m3 oil	96.621 m3 gas	3,412.14 ft3 gas
		0.0806 toe		0.86x10[6] kcal	3.412x10[6] btu	0.00036 TJ
1 teraJoule	(TJ)	25,981.45 l oil	163.42 bbl	25.9814 m3 oil	26,839.46 m3 gas	947,826.7 ft3 gas
		22.388 toe		238.85x10[6] kcal	947.83x10[6] btu	277,780.6 kWh
10[6] kilocalory	(kcal)	108.8 l oil	0.68 bbl	0.109 m3 oil	112.4 m3 gas	3,968.3 ft3 gas
		0.094 toe		3.968x10[6] btu	1,163 kWh	0.0042 TJ

(1) A cubic meter of natural gas produced in Italy is equivalent to 0.0063 barrels of oil in turn equivalent to 5,600 cubic feet of natural gas.

(2) l oil: liters of oil.

Conversion of mass

	kilo	pound	metric ton
	(kg)	(lb)	(t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1

Conversion of length

	meter	inch	feet	yard
	(m)	(in)	(ft)	(yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes

	cubic feet	barrel	liter	cubic meter
	(ft3)	(bbl)	(l)	(m3)
ft3	1	0.1781	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	10[3]	1

109

ENI FACT BOOK 2003
ENERGY CONVERSION TABLE

quarterly information

Main financial data (1)

	1999					2000
	I quarter	II quarter	III quarter	IV quarter		I quarter	II quarter	III quarter	IV quarter
Net sales from operations	7,601	6,502	7,257	9,648	31,008	11,814	10,759	10,730	14,635	47,938
Operating income:	1,843	513	818	2,306	5,480	3,514	1,818	2,017	3,423	10,772
Exploration & Production	411	342	649	1,432	2,834	2,047	1,081	1,283	2,192	6,603
Gas & Power	1,356	177	97	950	2,580	1,434	504	357	883	3,178
Refining & Marketing	99	116	150	113	478	99	188	381	318	986
Petrochemicals	(35)	(100)	(76)	(151)	(362)	(39)	71	8	(36)	4
Oilfield Services Construction and Engineering	38	49	24	38	149	15	19	37	73	144
Other activities Corporate and financial companies	(26)	(71)	(26)	(76)	(199)	(42)	(45)	(49)	(7)	(143)
Net income
Capital expenditure	1,013	1,123	1,631	1,716	5,483	1,189	1,232	1,047	1,963	5,431
Investments (2)		27		87	114		683		3,701	4,384
Net borrowings at period end	4,849	6,166	6,265	6,267	6,267	4,703	5,820	7,060	7,742	7,742

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001					2002
	I quarter	II quarter	III quarter	IV quarter		I quarter	II quarter	III quarter	IV quarter
Net sales from operations	13,882	12,136	10,682	12,572	49,272	12,705	11,199	10,795	13,223	47,922
Operating income:	3,706	2,413	1,644	2,550	10,313	2,700	1,875	1,854	2,073	8,502
Exploration & Production	1,975	1,510	1,144	1,355	5,984	1,287	1,228	1,327	1,333	5,175
Gas & Power	1,466	596	339	1,271	3,672	1,426	577	375	866	3,244
Refining & Marketing	294	372	266	53	985	62	60	122	77	321
Petrochemicals	(25)	(71)	(124)	(195)	(415)	(68)	31	50	(139)	(126)
Oilfield Services Construction and Engineering	42	48	52	113	255	86	73	73	66	298
Other activities						(43)	(55)	(69)	(34)	(201)
Corporate and financial companies	(46)	(42)	(33)	(47)	(168)	(50)	(39)	(24)	(96)	(209)
Net income						1,382	879	921	1,411	4,593
Capital expenditure	1,182	1,795	1,616	2,013	6,606	1,541	1,919	2,824	2,912	9,196
Investments (2)	4,160	233	142	129	4,664	196	22	952	196	1,366
Net borrowings at period end	9,188	9,105	10,809	10,104	10,104	6,713	8,486	9,272	11,141	11,141

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	14,359	11,578	11,916	13,634	51,487
Operating income:	3,333	1,779	1,897	2,508	9,517
Exploration & Production	1,735	1,175	1,457	1,379	5,746
Gas & Power	1,529	539	390	1,169	3,627
Refining & Marketing	117	208	151	107	583
Petrochemicals	(17)	(34)	(63)	(62)	(176)
Oilfield Services Construction and Engineering	60	79	81	91	311
Other activities	(31)	(128)	(54)	(66)	(279)
Corporate and financial companies	(60)	(60)	(65)	(110)	(295)
Net income	2,006	1,084	955	1,540	5,585
Capital expenditure	1,735	2,235	2,145	2,687	8,802
Investments (2)	3,512	54	537	152	4,255
Net borrowings at period end	11,708	12,795	13,044	13,543	13,543

(1)	Quarterly data are unaudited.

(2)	Data for years 1999 and 2000 refer to investments made in the first and second half respectively.

Key market indicators

	1999					2000
	I quarter	II quarter	III quarter	IV quarter		I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (1)	11.28	15.48	20.61	24.09	17.87	26.90	26.69	30.44	29.54	28.39
Average EUR/USD exchange rate	1.123	1.057	1.049	1.038	1.067	0.987	0.934	0.904	0.870	0.924
Average price in euro of Brent dated crude oil (2)	10.04	14.65	19.65	23.21	16.75	27.25	28.58	33.67	33.95	30.73
Average European refining margins (3)	1.24	0.64	1.12	1.83	1.21	2.11	4.78	4.33	4.72	3.99
Euribor %	3.10	2.70	2.70	3.50	3.0	3.6	4.3	4.8	5.0	4.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001					2002
	I quarter	II quarter	III quarter	IV quarter		I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (1)	25.84	27.33	25.30	19.38	24.46	21.14	25.04	26.95	26.78	24.98
Average EUR/USD exchange rate	0.923	0.873	0.891	0.896	0.896	0.876	0.919	0.984	1.000	0.946
Average price in euro of Brent dated crude oil (2)	28.00	31.31	28.40	21.63	27.30	24.13	27.25	27.39	26.78	26.41
Average European refining margins (3)	2.16	2.31	1.52	1.87	1.97	0.21	0.73	0.75	1.49	0.80
Euribor %	4.7	4.6	4.3	3.4	4.3	3.4	3.4	3.4	3.1	3.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (1)	31.51	26.03	28.41	29.42	28.84
Average EUR/USD exchange rate	1.073	1.136	1.124	1.189	1.131
Average price in euro of Brent dated crude oil (2)	29.37	22.91	25.28	24.74	25.50
Average European refining margins (3)	3.81	2.17	2.28	2.34	2.65
Euribor %	2.7	2.4	2.1	2.2	2.3

(1) In USD/barrel. Source: Platt’s Oilgram.

(2) Eni calculation.

(3) In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

108

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Main operating data

	1999					2000
	I quarter	II quarter	III quarter	IV quarter		I quarter	II quarter	III quarter	IV quarter
Daily production of oil (th bbls/d)	689	659	671	677	674	741	761	745	748	748
Daily production of natural gas (th boe/d)	392	385	375	408	390	441	427	427	459	439
Daily production of hydrocarbons (th boe/d)	1,081	1,044	1,046	1,085	1,064	1,182	1,188	1,172	1,207	1,187
Italy	371	359	355	349	358	357	337	324	315	333
North Africa	264	263	273	272	269	289	307	304	324	306
West Africa	220	206	194	202	206	217	217	234	230	224
North Sea	154	138	154	170	154	179	165	155	173	168
Rest of World	72	78	70	92	77	140	162	155	165	156
Production sold (mn boe)	120.1	75.7	79.2	118.6	393.6	132.8	89.8	85.4	120.0	428.0
Sales of natural gas to third parties in primary distribution in Italy (bn cm)	20.97	10.61	9.80	18.81	60.19	22.09	11.41	9.93	16.49	59.92
Sales of natural gas to third parties in primary distribution in rest of Europe (bn cm)				0.05	0.05	0.29	0.37	0.40	0.27	1.33
Other sales of natural gas to third parties in primary distribution outside Italy (bn cm)
Sales of natural gas to third parties in primary distribution (bn cm)	20.97	10.61	9.80	18.86	60.24	22.38	11.78	10.33	16.76	61.25
Sales of natural gas in secondary distribution outside Italy (bn cm)	1.17	0.30	0.20	1.00	2.67	1.23	0.73	0.53	0.99	3.48
Total sales of natural gas to third parties (bn cm)	22.14	10.91	10.00	19.86	62.91	23.61	12.51	10.86	17.75	64.73
Volumes of natural gas consumed by Eni (bn cm)
Sales to third parties and volumes of natural gas consumed by Eni (bn cm)
Volumes of natural gas transported on behalf of third parties in Italy (bn cm)	1.63	1.58	1.64	2.05	6.90	2.36	2.44	2.28	2.37	9.45
Electricity sales (TWh)						1.05	1.29	1.13	1.30	4.77
Sales of refined products (mn ton):	12.78	12.52	12.82	13.70	51.82	12.60	13.27	12.84	14.75	53.46
Retail sales in Italy	2.77	3.02	3.08	2.98	11.85	2.72	2.92	3.04	2.89	11.57
Wholesale sales in Italy	2.90	2.53	2.52	3.47	11.42	2.86	1.33	2.73	3.05	11.10
Retail sales outside Italy	0.93	0.97	1.00	1.01	3.91	0.93	5.58	1.01	0.86	3.78
- Rest of Europe - Africa and Brazil Wholesale sales outside Italy	1.55	1.57	1.63	1.65	6.40	1.35	1.33	1.49	1.29	5.46
Other sales	4.63	4.43	4.59	4.59	18.24	4.74	5.58	4.57	6.66	21.55

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001					2002
	I quarter	II quarter	III quarter	IV quarter		I quarter	II quarter	III quarter	IV quarter
Daily production of oil (th bbls/d)	861	847	838	883	857	910	927	908	939	921
Daily production of natural gas (th boe/d)	526	499	499	525	512	531	541	543	588	551
Daily production of hydrocarbons (th boe/d)	1,387	1,346	1,337	1,408	1,369	1,441	1,468	1,451	1,527	1,472
Italy	311	297	306	319	308	311	315	320	316	316
North Africa	315	312	320	322	317	330	349	360	376	354
West Africa	235	231	230	238	233	237	238	240	235	237
North Sea	278	280	284	308	288	313	313	271	337	308
Rest of World	248	226	197	221	223	250	253	260	263	257
Production sold (mn boe)	134.4	112.9	103.9	148.5	499.7	132.8	123.3	124.7	142.5	523.3
Sales of natural gas to third parties in primary distribution in Italy (bn cm)	20.32	11.29	9.48	17.80	58.89	18.51	9.87	8.41	13.24	50.03
Sales of natural gas to third parties in primary distribution in rest of Europe (bn cm)	0.49	0.37	0.56	1.65	3.07	2.04	2.27	2.29	2.94	9.54
Other sales of natural gas to third parties in primary distribution outside Italy (bn cm)
Sales of natural gas to third parties in primary distribution (bn cm)	20.81	11.66	10.04	19.45	61.96	20.55	12.14	10.70	16.18	59.57
Sales of natural gas in secondary distribution outside Italy (bn cm)	1.34	0.66	0.56	1.35	3.91	1.33	0.61	0.58	1.27	3.79
Total sales of natural gas to third parties (bn cm)	22.15	12.32	10.60	20.80	65.87	21.88	12.75	11.28	17.45	63.36
Volumes of natural gas consumed by Eni (bn cm)						0.51	0.50	0.50	0.51	2.02
Sales to third parties and volumes of natural gas consumed by Eni (bn cm)						22.39	13.25	11.78	17.96	65.38
Volumes of natural gas transported on behalf of third parties in Italy (bn cm)	2.43	2.44	2.61	3.93	11.41	4.55	4.79	4.94	5.56	19.84
Electricity sales (TWh)	1.32	1.34	1.02	1.31	4.99	1.37	1.24	1.06	1.34	5.01
Sales of refined products (mn ton):	12.61	13.24	13.55	13.84	53.24	12.22	13.42	13.20	13.18	52.02
Retail sales in Italy	2.78	2.98	2.98	2.90	11.64	2.67	2.81	2.87	2.79	11.14
Wholesale sales in Italy	2.69	2.62	2.82	3.11	11.24	2.66	2.54	2.55	2.89	10.64
Retail sales outside Italy	0.93	1.08	1.10	1.07	4.18	0.96	1.05	1.00	1.00	4.01
- Rest of Europe						0.58	0.64	0.69	0.66	2.57
- Africa and Brazil						0.38	0.41	0.31	0.34	1.44
Wholesale sales outside Italy	1.29	1.39	1.47	1.40	5.55	1.29	1.32	1.59	1.45	5.65
Other sales	4.92	5.17	5.18	5.36	20.63	4.64	5.70	5.19	5.05	20.58

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003
	I quarter	II quarter	III quarter	IV quarter
Daily production of oil (th bbls/d)	925	978	985	1,035	981
Daily production of natural gas (th boe/d)	573	578	571	602	581
Daily production of hydrocarbons (th boe/d)	1,498	1,556	1,556	1,637	1,562
Italy	310	302	295	293	300
North Africa	333	343	357	369	351
West Africa	235	262	265	278	260
North Sea	367	349	317	348	345
Rest of World	253	300	322	349	306
Production sold (mn boe)	128.6	138.7	141.2	147.7	556.2
Sales of natural gas to third parties in primary distribution in Italy (bn cm)	18.36	9.72	8.45	14.40	50.93
Sales of natural gas to third parties in primary distribution in rest of Europe (bn cm)	3.59	3.25	2.76	4.55	14.15
Other sales of natural gas to third parties in primary distribution outside Italy (bn cm)			0.03	0.01	0.04
Sales of natural gas to third parties in primary distribution (bn cm)	21.95	12.97	11.24	18.96	65.12
Sales of natural gas in secondary distribution outside Italy (bn cm)	1.66	0.77	0.60	1.41	4.44
Total sales of natural gas to third parties (bn cm)	23.61	13.74	11.84	20.37	69.56
Volumes of natural gas consumed by Eni (bn cm)	0.51	0.41	0.40	0.58	1.90
Sales to third parties and volumes of natural gas consumed by Eni (bn cm)	24.12	14.15	12.24	20.95	71.46
Volumes of natural gas transported on behalf of third parties in Italy (bn cm)	5.90	6.28	5.87	6.58	24.63
Electricity sales (TWh)	1.26	1.25	1.16	1.88	5.55
Sales of refined products (mn ton):	11.82	12.50	12.32	13.27	49.91
Retail sales in Italy	2.57	2.81	2.84	2.77	10.99
Wholesale sales in Italy	2.50	2.48	2.45	2.92	10.35
Retail sales outside Italy	0.88	1.02	1.18	1.12	4.20
- Rest of Europe	0.61	0.72	0.88	0.81	3.02
- Africa and Brazil	0.27	0.30	0.30	0.31	1.18
Wholesale sales outside Italy	1.44	1.57	1.55	1.45	6.01
Other sales	4.43	4.62	4.30	5.01	18.36

108

ENI FACT BOOK 2003
SUPPLEMENTAL OIL AND GAS INFORMATION

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock at December 31, 2003:
€ 4,002,922,176 fully paid
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Annual Report 2003 (in Italian)
prepared in accordance with Law No. 127 of April 9, 1991
Annual Report 2003 (in English)
Annual Report 2003 on Form 20-F for the Securities
and Exchange Commission (in English)
Environmental Report 2003 (in Italian and English)
Fact Book 2003 (in Italian and English)
Report on the First Nine Months of 2003 (in Italian and English)
Report on the First Half of 2003 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2003 (in English)
Report on the Second Quarter of 2003 (in Italian and English)
Report on the First Quarter of 2003 (in Italian and English)

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